As filed with the United States Securities and Exchange Commission on January 23, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ANIMAS RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

GOGOLD RESOURCES INC.

(Bidder)

Common Shares

(Title of Class of Securities)

0352 10 7

(CUSIP Number of Class of Securities)

Dana Hatfield

GoGold Resources Inc.

#1301-2000 Barrington Street

Cogswell Tower

Halifax, Nova Scotia

Canada B3J 3K1

Telephone: (902) 482-1998

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

John Turner Krisztian Toth Fasken Martineau DuMoulin LLP 333 Bay Street Suite 2400, Toronto, Ontario Canada M5H 2T6 Tel: (416) 366-8381	Adam M. Givertz Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 (416) 504-0520

January 23, 2014

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$3,781,437	U.S.$488

(1)	Estimated solely for the purpose of calculating the filing fee. The transaction valuation is equal to the product of (i) the average of the high and low sale prices of Animas Shares as reported on the TSX Venture Exchange on January 17, 2014, being Cdn$0.14 and (ii) 29,605,947, which is the estimated number of Animas Share to be received from U.S. holders (assuming the exercise of 100,000 options to purchase Animas Shares and 1,000,000 warrants for Animas Shares, in each case held by U.S. holders), converted into U.S. dollars at the noon rate of exchange as reported by the Bank of Canada on January 17, 2014 of 1.0961 Canadian dollars per U.S. dollar.
(2)	The filing fee was calculated in accordance with General Instruction II.C to Schedule 14D-1F, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$244
Registration No.:	333-193502
Filing Party:	GoGold Resources Inc.
Form:	F-80
Date Filed:	January 23, 2014

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular, dated January 23, 2014, including the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends

See the front cover page of the Offer and Circular.

This Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery (collectively, the “Offer Documents”) are important and require your immediate attention. If you are in any doubt as to how to deal with them, you should consult your investment dealer, stockbroker, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities commission or similar authority nor has any securities commission or similar authority passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer Documents. Any representation to the contrary is an offence. The Offer Documents do not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, any person in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to persons in such jurisdiction.

January 23, 2014

OFFER TO PURCHASE

all of the outstanding Animas Shares and Animas Warrants

of

ANIMAS RESOURCES LTD.

on the basis of

$0.07 in cash and 0.0851 of a GoGold Share for each Animas Share

(for a deemed offer price of $0.15 for each Animas Share)

and

one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants

GoGold Resources Inc. (“GoGold” or the “Offeror”) hereby offers to purchase (the “Offer”), upon the terms and subject to the conditions set forth herein and in the related Letter of Acceptance and Transmittal, (i) all of the issued and outstanding common shares (the “Common Shares”) of Animas Resources Ltd. (“Animas”), including any Common Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as hereinafter defined) upon the conversion, exchange or exercise of any Convertible Securities (as hereinafter defined), together with any associated rights issued under any shareholder rights plan of Animas (“SRP Rights” and together with the Common Shares, the “Animas Shares”), on the basis of $0.07 in cash and 0.0851 of a common share of GoGold (each a “GoGold Share”) for each Animas Share (for a deemed offer price of $0.15 for each Animas Share (the “Offer Price”)), and (ii) all of the issued and outstanding share purchase warrants of Animas (each an “Animas Warrant”), on the basis of one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants held by a Warrantholder (as hereinafter defined), calculated using the Offer Price, rounded down to the nearest whole GoGold Share.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 7:00 P.M. (TORONTO TIME)

ON FEBRUARY 28, 2014 UNLESS THE OFFER IS WITHDRAWN, VARIED OR EXTENDED.

THE BOARD OF DIRECTORS OF ANIMAS UNANIMOUSLY RECOMMENDS THAT THE

SECURITYHOLDERS ACCEPT THE OFFER AND DEPOSIT THEIR ANIMAS SHARES AND

ANIMAS WARRANTS TO THE OFFER.

The Common Shares are listed for trading on Tier 2 of the TSX Venture Exchange (the “TSX-V”) under the symbol “ANI”. On December 6, 2013, the last full trading day prior to the announcement by Marlin Gold Mining Ltd. (“Marlin”) of its intention to make the Marlin Offer (as hereinafter defined), the closing price of the Common Shares on the TSX-V was $0.04. On December 27, 2013, the last full trading day prior to the announcement of the intention to make the Offer, the closing price of the Common Shares on the TSX-V was $0.08.

The Offer Price has been calculated based on GoGold’s closing share price on the Toronto Stock Exchange (“TSX”) on December 27, 2013, which was the last trading day prior to the GoGold’s announcement of its intention to the make the Offer.

The Offer Price represents a premium of approximately:

•	275% over the closing price of the Common Shares on the TSX-V on December 6, 2013 and 289% over the 20-day volume-weighted average closing price of the Common Shares as at December 6, 2013;

•	50% over the consideration offered under the Marlin Offer; and

•	88% over the closing price of the Common Shares on the TSX-V on December 27, 2013 and 138% over the 20-day volume-weighted average closing price of the Common Shares as at December 27, 2013.

In connection with the Offer, GoGold has entered into “hard” lock-up agreements (the “Lock-Up Agreements”) with certain Shareholders (as hereinafter defined) (the “Locked-Up Parties”) owning 45,625,330 Animas Shares, or approximately 63.7% of the issued and outstanding Common Shares (approximately 66.9% on a fully-diluted basis), pursuant to which such Lock-Up Parties have agreed to deposit or cause to be deposited their Animas Shares to the Offer. Under the Lock-Up Agreements the Locked-Up Parties are precluded from tendering or voting any of their Animas Shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with the Offer.

On December 23, 2013, Marlin commenced its unsolicited offer to acquire all outstanding Animas Shares for $0.10 in cash per Animas Share (the “Marlin Offer”). On December 30, 2013, the board of directors of Animas recommended that all Securityholders reject the Marlin Offer as it is inferior to the Offer being made by GoGold.

The Offer will commence on the date hereof and be open for acceptance until 7:00 p.m. (Toronto time) on February 28, 2014 (the “Expiry Time”), unless withdrawn, varied or extended by the Offeror.

Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take up and pay for Animas Shares deposited under the Offer unless each condition of the Offer is satisfied or waived by the Offeror prior to the Expiry Time. The conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. The Offer is conditional on, among other things (i) there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of Animas Shares and Animas Warrants that constitutes at least 66 2⁄3% of the issued and outstanding Animas Shares (calculated on a fully-diluted basis) at the Expiry Time, (ii) the Shareholder Rights Plan of Animas (as hereinafter defined) being waived, invalidated or cease traded and no shareholder rights plan or similar plan of Animas in force or existence, (iii) none of the Lock-Up Agreements having been terminated in accordance with their terms, (iv) the receipt of all necessary regulatory approvals and third-party consents, (v) that the Offeror shall have determined in its reasonable judgment that there shall not have occurred any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows or liability of Animas or its affiliated entities that is or may be materially adverse to Animas or any of its affiliated entities or to the value of the Animas Shares or the Animas Warrants to the Offeror, and (vi) there being no untrue statements or omissions in Animas’ public disclosure. The Offeror’s obligation to purchase the Animas Shares or Animas Warrants tendered in the Offer is not subject to any financing condition.

No fractional GoGold Shares will be issued pursuant to the Offer and no cash will be paid in lieu thereof. If as a result of the Offer, a Securityholder becomes entitled to a fractional GoGold Share, such fraction will be rounded down to the nearest whole number.

If the Offeror takes up and pays for Animas Shares deposited under the Offer, the Offeror currently intends to acquire any Animas Shares and Warrants that are not deposited by way of a Second Step Transaction.

Holders of Animas Shares (“Shareholders”) and holders of Animas Warrants (“Warrantholders” and together with the Shareholders, “Securityholders”) who wish to accept the Offer should take two important steps:

(a)

if the Securityholder is a holder of Animas Shares and has deposited such Animas Shares to the Marlin Offer, WITHDRAW such Animas Shares in accordance with the procedures described in the Marlin Offer; and

(b)

ACCEPT this Offer by completing and duly executing the accompanying Letter of Acceptance and Transmittal (printed on BLUE paper) in accordance with the instructions set forth therein and depositing the completed Letter of Acceptance and Transmittal, together with the certificates representing the Animas Shares and/or Animas Warrants being deposited and all other documents required by the Letter of Acceptance and Transmittal, at one of the offices of Computershare Investor Services Inc. (the “Depositary”) specified in the Letter of Acceptance and Transmittal prior to and in any event not later than the Expiry Time.

Alternatively, Securityholders whose Animas Shares and Animas Warrants are registered in the name of CDS may accept the Offer by following the procedures for book-entry transfer of Animas Shares and Animas Warrants set forth under “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the Offer. Securityholders whose certificates for Animas Shares and Animas Warrants are not immediately available may follow the procedures for guaranteed delivery set forth under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper).

All cash payments under the Offer will be made in Canadian dollars.

Securityholders will not be required to pay any fee or commission if they accept the Offer by depositing their Animas Shares and Animas Warrants directly with the Depositary. If a Securityholder owns Animas Shares or Animas Warrants through a broker or other nominee and such broker or nominee deposits the Animas Shares or the Animas Warrants on the Securityholder’s behalf, the broker or nominee may charge a fee for performing this service. See Section 24 of the Circular, “Other Matters Relating to the Offer — Depositary”.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Animas Shares or Animas Warrants that are earlier than those specified above. Securityholders whose Animas Shares or Animas Warrants are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Animas Shares and Animas Warrants under the Offer.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such Offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits be accepted from or on behalf of, Securityholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Securityholders in any such jurisdiction.

Securityholders should not construe the contents of this document as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

The Offeror has not authorized anyone to provide any information or make any representation about the Offer or the Offeror or its affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offer or the Offeror and its affiliates accompanying this document. Securityholders should not rely on any information or any representations regarding the Offer or the Offeror or its affiliates not contained in the Offer or in the documents accompanying the Offer.

Unless otherwise specifically indicated, the information contained in this document is given as of the date of this document, and the Offeror undertakes no duty to update any such information, except as required by applicable law. Information in the Offer and accompanying circular (the “Circular”) relating to Animas has been taken from or is based upon publicly available documents filed with Canadian securities regulators.

Questions and requests for assistance may be directed to the Depositary. Contact details for the Depositary are on the last page of this document. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge upon request to the Depositary at its addresses shown on the last page of this document. Copies of this document and related materials may also be accessed at www.sedar.com under Animas’ profile.

Securityholders should be aware that, during the currency of the Offer, the Offeror and its affiliates or associates may, directly or indirectly, bid for and make purchases of Animas Shares, Animas Warrants or other securities of Animas as permitted by the laws of Canada and its provinces or territories. See Section 12 of the Offer, “Market Purchases”.

THIS OFFER AND CIRCULAR AND THE RELATED LETTER OF ACCEPTANCE AND TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY CONTAIN IMPORTANT INFORMATION. SECURITYHOLDERS SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION AND THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a foreign issuer and while the Offer is subject to Canadian disclosure requirements, Securityholders should be aware that these disclosure requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by Securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Animas and the Offeror are located in a foreign country, and that some or all of their officers and directors and the experts named in the Offer and Circular are residents of a foreign country. In addition, it may be difficult for Securityholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities since the Offeror is a corporation existing under the federal laws of Canada and Animas is a corporation existing under the laws of British Columbia, Canada; some or all of the officers and directors of each of the Offeror and Animas reside outside the United States; some of the experts named herein may reside outside the United States; and all or a substantial portion of the assets of the Offeror and Animas are located outside the United States. Securityholders may not be able to sue the Offeror, Animas or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgement of a United States court.

Securityholders should be aware that, during the period of the Offer, the Offeror or its affiliates or associates may, directly or indirectly, bid for or make purchases of Animas Shares, Animas Warrants or other securities of Animas, or of the Offeror’s securities to be distributed or the Offeror’s related securities, in each case, as permitted by applicable Canadian laws or provincial laws or regulations.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States or any other jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits be accepted from or on behalf of, Securityholders in any state in the United States or any other jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such state or other jurisdiction. The Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem desirable to extend the Offer to Securityholders in any such state or other jurisdiction. Notwithstanding the foregoing, the Offeror or its agents may elect not to complete such action in any given instance. Accordingly, the Offeror cannot at this time assure Securityholders that otherwise valid tenders can or will be accepted from Securityholders resident in all states in the United States and all other jurisdictions.

GoGold is a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. GoGold has filed with the SEC a tender offer statement concerning the Offer on Schedule 14D-1F (the “Schedule 14D-1F”) and a registration statement in respect of the GoGold Shares on Form F-80 (the “Registration Statement”), and will mail the Offer Documents to Securityholders. SECURITYHOLDERS ARE URGED TO READ THE OFFER DOCUMENTS FILED ON SCHEDULE 14D-1F, THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS.

Securityholders will be able to obtain copies of the Offer Documents, the Schedule 14D-1F and the Registration Statement free of charge at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by the Offeror will be available free of charge from the Offeror. You should direct requests for documents to the Executive Vice President and Chief Administrative Officer, GoGold Resources Inc., Suite 1301, 2000 Barrington Street, Halifax, Nova Scotia, B3J 3K1 or by telephone at 1-902-482-1998. To obtain timely delivery, such documents should be requested not later than February 21, 2014, five business days before the Expiry Date.

The Offer Documents do not address any United States federal or state income tax consequences of the Offer to Securityholders in the United States, including, without limitation, the potential applicability of United States federal income tax rules pertaining to “passive foreign investment companies” (as such are defined in the United States Internal Revenue Code of 1986, as amended) and whether any loss realized by a Securityholder as a result of the Offer may be recognized for United States federal or state income tax purposes. Securityholders who are resident in, or citizens of, the United States should also be aware that participating in the Offer may have tax consequences both in Canada and the United States. Securityholders who are resident in, or citizens of, the United States should consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”.

Reserve and Resource Estimates

GoGold’s Canadian public disclosure documents have been prepared in accordance with the requirements of securities laws in effect in Canada which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the U.S. Securities Exchange Act of 1934, as amended.

In particular, and without limiting the generality of the foregoing, the terms “mineral reserves,” “probable mineral reserves,” “proven mineral reserves,” “mineral resources,” “measured mineral resources,” “indicated resources” and “inferred mineral resources” used in GoGold’s Canadian disclosure documents are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves (the “CIM Standards”). The CIM Standards differ significantly from standards in the United States. For example, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

In addition, while the terms “mineral resource,” “measured resources,” “indicated mineral resources,” and “inferred mineral resources” are recognized and required by Canadian regulations, they are not defined terms under United States standards and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases. U.S. Securityholders are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Further, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Circular or otherwise publicly available relating to GoGold’s properties (including the San Diego Property, the Parral Tailings Project and the Rambler Property), may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is being made only for Animas Shares and Animas Warrants and is not made for any other Convertible Securities. Any holder of such Convertible Securities (other than Animas Warrants) who wishes to accept the Offer must, to the extent permitted by the terms of such Convertible Security and applicable Laws, exercise, exchange or convert such Convertible Securities in accordance with their terms in order to acquire Animas Shares and then deposit such Animas Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will acquire the Animas Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time in compliance with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance”.

v

Securityholders who deposit their Animas Shares will be deemed to have deposited the SRP Rights associated with such Animas Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Animas Shares will be allocated to the SRP Rights. However, such Securityholders must still comply with the procedures set out in Section 3 of the Offer, “Manner of Acceptance —SRP Rights”.

Securityholders who deposit their Animas Shares and Animas Warrants under the Offer will not be entitled to any dissent or appraisal rights. However, Securityholders who dissent from a Second Step Transaction may have certain rights to seek a judicial determination of the fair value of their securities. See Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction”.

Neither the Canadian nor the United States tax consequences to holders of Convertible Securities of exercising, exchanging or converting any Convertible Securities are described in the Circular, except for any Canadian tax consequences of exchanging the Animas Warrants described in the Circular. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision of whether to exercise, exchange or convert such Convertible Securities.

CURRENCY

In the Offer and Circular, all references to (i) “$” or “dollars” refer to Canadian dollars, and (ii) “US$” refer to U.S. dollars. On January 21, 2014, the Bank of Canada noon rate of exchange for the Canadian dollar, expressed in U.S. dollars was $1.00 = US$0.91.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the Offer and the Circular, including statements regarding GoGold’s properties and statements made under Section 8 of the Circular, “Purpose of the Offer and the Offeror’s Plans for Animas” and Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer”, are “forward-looking statements” and are prospective. Often, but not always, forward-looking statements may be identified by their use of forward- looking terminology such as the words “plans”, “expects”, “expected”, “projects”, “believes”, “anticipates”, “intends”, “estimates”, “scheduled” or other similar words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which could cause actual results, performances or achievements of the Offeror or Animas to differ materially from future results expressed or implied by such forward-looking statements.

Although the Offeror believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of the Offeror to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements include, among other things, actions taken by Animas, actions taken by Securityholders of Animas in respect of the Offer, the failure to satisfy the conditions of the Offer, industry risk, risks inherent in the running of the business of the Offeror or its affiliates and legislative or regulatory changes. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Offeror’s forward-looking statements. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond the Offeror’s ability to control or estimate precisely. Consequently, results or developments anticipated by the Offeror may not be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Offeror, its future results and performance.

Forward-looking statements in this document are based on the Offeror’s beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and the Offeror disavows and disclaims any obligation to do so.

NOTICE REGARDING INFORMATION

The information concerning Animas contained in the Offer and Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available at the time of the Offer. Neither the Offeror nor any person acting jointly or in concert with the Offeror, nor any member or manager of the Offeror or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Animas to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such persons. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Animas’ publicly available information or whether there has been any failure by Animas to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

No stockbroker, investment dealer or other person (including the Depositary) has been authorized to give any information or make any representations in connection with the Offer and related transactions described in this document other than those contained in this document or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized by the Offeror.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer Documents. Securityholders are urged to read the Offer Documents in their entirety. Unless the context otherwise requires, terms used but not defined in this Summary have the respective meanings given to them in the accompanying Glossary.

The Offer

The Offeror is offering to purchase, on the terms and subject to the conditions specified set forth herein and in the related Letter of Acceptance and Transmittal (including, if the Offer is varied or extended, the terms and conditions of any variation or extension), (i) all of the issued and outstanding Animas Shares, on the basis of $0.07 in cash and 0.0851 of a GoGold Share for each Animas Share (for an Offer Price of $0.15 for each Animas Share), and (ii) all of the issued and outstanding Animas Warrants, on the basis of one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants held by a Warrantholder, calculated using the Offer Price, rounded down to the nearest whole GoGold Share.

The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn, varied or extended by the Offeror. See Section 2 of the Offer, “Time for Acceptance”.

The Offer is being made only for Animas Shares and Animas Warrants and is not made for any other Convertible Securities. Any holder of such Convertible Securities (other than Animas Warrants) who wishes to accept the Offer must, to the extent permitted by the terms of such Convertible Security and applicable Laws, exercise, exchange or convert such Convertible Securities in accordance with their terms in order to acquire Animas Shares and then deposit such Animas Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will acquire the Animas Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time in compliance with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance”.

Securityholders who deposit their Animas Shares will be deemed to have deposited the SRP Rights associated with such Animas Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Animas Shares will be allocated to the SRP Rights. However, such Securityholders must still comply with the procedures set out in Section 3 of the Offer, “Manner of Acceptance — SRP Rights”.

Securityholders who deposit their Animas Shares and Animas Warrants under the Offer will not be entitled to any dissent or appraisal rights. However, Securityholders who dissent from a Second Step Transaction may have certain rights to seek a judicial determination of the fair value of their securities. See Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer”.

The obligation of the Offeror to take up and pay for Animas Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

No fractional GoGold Shares will be issued pursuant to the Offer and no cash will be paid in lieu thereof. If as a result of the Offer, a Securityholder becomes entitled to a fractional GoGold Share, such fraction will be rounded down to the nearest whole number.

The Offer does not constitute an offer or a solicitation to any person in any jurisdiction in which such Offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits be accepted from or on behalf of, Securityholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Securityholders in any such jurisdiction.

GoGold

GoGold is a Canadian-based junior mineral exploration company engaged in the exploration and development of mineral properties. It currently holds three properties: the Rambler Property in the Province of Newfoundland and Labrador, the San Diego Property in Mexico and the Parral Tailings Project in Mexico, the latter two of which are material to GoGold. GoGold’s properties are currently in the exploration or development stage and GoGold, therefore, has no producing properties and no operating income or cash flow. The principal products under exploration and development by GoGold are precious metals, namely gold and silver.

The GoGold Shares are listed and posted for trading on the TSX under the symbol “GGD”. GoGold is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Ontario, Nova Scotia and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com. See Section 1 of the Circular, “GoGold”.

Animas

Animas is a North American mineral resource company focused on acquisition and discovery of mineral deposits in the Americas. Animas’ principal property is the Santa Gertrudis Gold Project in Mexico.

The Common Shares are listed and posted for trading on Tier 2 of the TSX-V under the stock symbol “ANI”. Animas is a reporting issuer or the equivalent in the Provinces of British Columbia and Alberta and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com. Animas’ Common Shares are also registered as a class under section 12(g) of the Exchange Act, and, accordingly, Animas is also subject to the reporting requirements of section 13(a) of the Exchange Act, and the rules promulgated thereunder. See Section 2 of the Circular, “Animas”.

Reasons to Accept the Offer

Securityholders should consider the following factors, which the Offeror considers to be relevant, in making their decision to accept the Offer:

Significant Premium

The Offer Price represents a premium of approximately:

•	275% over the closing price of the Common Shares on the TSX-V on December 6, 2013 and 289% over the 20-day volume-weighted average closing price of the Common Shares as at December 6, 2013;

•	50% over the consideration offered under the Marlin Offer; and

•	88% over the closing price of the Common Shares on the TSX-V on December 27, 2013 and 138% over the 20-day volume-weighted average closing price of the Common Shares as at December 27, 2013.

The Offer Price has been calculated based on GoGold’s closing share price on the TSX on December 27, 2013, which was the last trading day prior to the GoGold’s announcement of its intention to the make the Offer.

Ongoing Participation in the Exploration and Development of the Santa Gertrudis Gold Project

As Securityholders will receive GoGold Shares under the Offer, they will directly and indirectly benefit from ongoing participation in the exploration and development of the Santa Gertrudis Gold Project.

The GoGold technical team is currently evaluating a large database located at the Santa Gertrudis Gold Project of 2,422 drill holes (250,539 meters of both core and reverse circulation drilling), along with more than 100,000 meters of blast holes to upgrade the current resource at the Santa Gertrudis Gold Project to measured and indicated to advance project towards final feasibility and production. The GoGold team believes that it can achieve final feasibility in 2014.

Enhanced Liquidity

The purchase price offered for the Animas Shares will be paid in cash and GoGold Shares providing Securityholders with enhanced liquidity at a significant premium to unaffected trading prices, as well as the opportunity to sell Animas Shares free of broker commissions and fees.

Participation in the Development of the Parral Tailings Project

As Securityholders will receive GoGold Shares under the Offer, they will directly and indirectly benefit from an opportunity to participate in the upside of GoGold’s Parral Tailings Project, which is expected to start production in 2014. The Santa Gertrudis Gold Project fits GoGold’s vision to add projects with potentially low start-up costs and a fast track to production.

Dedicated Team with a Proven Track Record in Mexico

As Securityholders will receive GoGold Shares under the Offer, they will directly and indirectly benefit from GoGold’s approach to project development.

GoGold’s management team includes persons with a strong track record and proven experience in project development in Mexico, including certain members who have prior experience with Gammon Gold Inc. (now known as AuRico Gold Inc.).

Strengthened Balance Sheet to Support Growth Strategies

As Securityholders will receive GoGold Shares under the Offer, they will be provided with exposure to a combined entity with a stronger balance sheet with enhanced flexibility to support growth strategies, when necessary.

Unanimous Recommendation of the Animas Board

The Animas Board, upon consultation with its legal advisors, has unanimously determined that the Offer is fair to Securityholders and in the best interests of Animas and the Securityholders and has unanimously recommended that Securityholders deposit their Animas Shares and Animas Warrants to the Offer.

Lock-Up Agreements

In connection with the Offer, GoGold has entered into the Lock-Up Agreements with the Locked-Up Parties owning 45,625,330 Animas Shares, or approximately 63.7% of the issued and outstanding Common Shares (approximately 66.9% on a fully-diluted basis), pursuant to which such Lock-Up Parties have agreed to deposit or cause to be deposited their Animas Shares to the Offer. Under the Lock-Up Agreements the Locked-Up Parties are precluded from tendering or voting any of their Animas Shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with the Offer. See Section 7 of the Circular, “Description of Lock-Up Agreements”.

See Section 6 of the Circular, “Reasons to Accept the Offer”.

Description of Lock-Up Agreements

In connection with the Offer, GoGold has entered into the Lock-Up Agreements with the Locked-Up Parties owning 45,625,330 Animas Shares, or approximately 63.7% of the issued and outstanding Common Shares (approximately 66.9% on a fully-diluted basis), pursuant to which such Lock-Up Parties have agreed to deposit or cause to be deposited their Animas Shares to the Offer. Under the Lock-Up Agreements the Locked-Up Parties are precluded from tendering or voting any of their Animas Shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with the Offer. See Section 7, “Description of Lock-Up Agreements”.

Purpose of the Offer and the Offeror’s Plans for Animas

The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all the Animas Shares and Animas Warrants. The effect of the Offer is to give Securityholders the opportunity to receive (i) $0.07 in cash and 0.0851 of a GoGold Share for each Animas Share (for an Offer Price of $0.15 for each Animas Share), and (ii) one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants held by a Warrantholder, calculated using the Offer Price, rounded down to the nearest whole GoGold Share.

The acquisition of Animas is in line with the Offeror’s strategy of acquiring projects with potentially low start-up costs and a fast track to production.

Upon the successful completion of the Offer, it is the Offeror’s intention to cause Animas to develop the Santa Gertrudis Gold Project in accordance with appropriate development plans and timelines to be determined in the context of the project.

If the Offeror takes up and pays for Animas Shares validly deposited under the Offer (at least 66 2⁄3% of the outstanding Animas Shares (calculated on a fully-diluted basis)), the Offeror intends to complete a Second Step Transaction, if available, to acquire all the outstanding Animas Shares and Animas Warrants not deposited under the Offer. See Section 8 of the Circular, “Purpose of the Offer and the Offeror’s Plans for Animas — Offeror’s Plans for GoGold and Animas following the Completion of the Offer”.

Treatment of Convertible Securities

The Offer is being made only for Animas Shares and Animas Warrants and is not made for any other Convertible Securities. Any holder of such Convertible Securities (other than Animas Warrants) who wishes to accept the Offer must, to the extent permitted by the terms of such Convertible Security and applicable Laws, exercise, exchange or convert such Convertible Securities in accordance with their terms in order to acquire Animas Shares and then deposit such Animas Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will acquire the Animas Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time in compliance with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance”. See Section 9 of the Circular, “Treatment of Convertible Securities”.

Securityholders who deposit their Animas Shares will be deemed to have deposited the SRP Rights associated with such Animas Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Animas Shares will be allocated to the SRP Rights. However, such Securityholders must still comply with the procedures set out in Section 3 of the Offer, “Manner of Acceptance — SRP Rights”.

Neither the Canadian nor the United States tax consequences to holders of Convertible Securities of exercising, exchanging or converting any Convertible Securities are described in the Circular. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision of whether to exercise, exchange or convert such Convertible Securities.

Time for Acceptance

The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is currently 7:00 p.m. (Toronto time) on February 28, 2014. The Offer may be extended by the Offeror to such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of this Offer, “Extension, Variation or Change in the Offer”. See Section 2 of the Offer, “Time for Acceptance”.

Manner of Acceptance

Securityholders who wish to accept the Offer should take two important steps:

(a)

if the Securityholder is a holder of Animas Shares and has deposited such Animas Shares to the Marlin Offer, WITHDRAW such Animas Shares in accordance with the procedures described in the Marlin Offer; and

(b)

ACCEPT this Offer by completing and duly executing the accompanying Letter of Acceptance and Transmittal (printed on BLUE paper) in accordance with the instructions set forth therein and depositing the completed Letter of Acceptance and Transmittal, together with the certificates representing the Animas Shares and/or Animas Warrants being deposited and all other documents required by the Letter of Acceptance and Transmittal, at one of the offices of the Depositary specified in the Letter of Acceptance and Transmittal prior to and in any event not later than the Expiry Time.

Alternatively, Securityholders whose Animas Shares and Animas Warrants are registered in the name of CDS may accept the Offer by following the procedures for book-entry transfer of Animas Shares and Animas Warrants set forth under “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the Offer.

Securityholders whose certificates for Animas Shares and Animas Warrants are not immediately available may follow the procedures for guaranteed delivery set forth under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper).

See Section 3 of the Offer, “Manner of Acceptance”.

Securityholders will not be required to pay any fee or commission if they accept the Offer by depositing their Animas Shares and Animas Warrants directly with the Depositary. If a Securityholder owns Animas Shares or Animas Warrants through a broker or other nominee and such broker or nominee deposits the Animas Shares or the Animas Warrants on the Securityholder’s behalf, the broker or nominee may charge a fee for performing this service. See Section 24 of the Circular, “Other Matters Relating to the Offer — Depositary”.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Animas Shares or Animas Warrants that are earlier than those specified above. Securityholders whose Animas Shares or Animas Warrants are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Animas Shares and Animas Warrants under the Offer.

Questions and requests for assistance may be directed to the Depositary. Contact details for the Depositary are on the last page of this document.

Conditions of the Offer

Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take up and pay for Animas Shares deposited under the Offer unless each condition of the Offer is satisfied or waived by the Offeror prior to the Expiry Time. The conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. The Offer is conditional on, among other things (i) there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of Animas Shares and Animas Warrants that constitutes at least 66 2⁄3% of the issued and outstanding Animas Shares (calculated on a fully-diluted basis) at the Expiry Time, (ii) the Shareholder Rights Plan of Animas (as hereinafter defined) being waived, invalidated or cease traded and no shareholder rights plan or similar plan of Animas in force or existence, (iii) none of the Lock-Up Agreements having been terminated in accordance with their terms, (iv) the receipt of all necessary regulatory approvals and third-party consents, (v) that the Offeror shall have determined in its reasonable judgment that there shall not have occurred any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows or liability of Animas or its affiliated entities that is or may be materially adverse to Animas or any of its affiliated entities or to the value of the Animas Shares or the Animas Warrants to the Offeror, and (vi) there being no untrue statements or omissions in Animas’ public disclosure. The Offeror’s obligation to purchase the Animas Shares or Animas Warrants tendered in the Offer is not subject to any financing condition. See Section 4, “Conditions of the Offer”.

The conditions set forth in Section 4, “Conditions of the Offer”, are for the sole benefit of the Offeror and may be asserted by the Offeror at any time regardless of the circumstances giving rise to any such assertion (including any action or inaction by the Offeror or any of its affiliates) or may be waived by the Offeror, in its sole discretion, in whole or in part at any time and from time to time both before and after the Expiry Time without prejudice to any other rights which the Offeror may have.

Take Up of and Payment for Deposited Securities

If all conditions referred to in Section 4 of this Offer, “Conditions of the Offer”, have been satisfied or, where permitted, waived by the Offeror prior to and in any event not later than the Expiry Time, the Offeror will be obligated to take up and pay for Animas Shares and Animas Warrants duly and validly deposited pursuant to the Offer and not validly withdrawn in accordance with the terms of the Offer within 10 days after the Expiry Time. Any Animas Shares and Animas Warrants taken up will be required to be paid for as soon as possible and, in any event, not later than three business days after they are taken up. Any Animas Shares and Animas Warrants deposited pursuant to the Offer after the first date on which Animas Shares and Animas Warrants have been taken up and paid for by the Offeror must be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, “Take Up of and Payment for Deposited Securities”.

Currency of Payment

All cash payments under the Offer will be made in Canadian dollars.

Source of Funds

The Offeror’s obligation to purchase the Animas Shares or Animas Warrants tendered in the Offer is not subject to any financing condition. The Offeror has sufficient funds on hand to fund the Offer. See Section 10 of the Circular, “Source of Funds”.

Right to Withdraw Deposited Securities

Except as otherwise provided in Section 7 of the Offer, “Right to Withdraw Deposited Securities” all deposits of Animas Shares and Animas Warrants pursuant to the Offer are irrevocable. Unless otherwise required or permitted by Law, any Animas Shares or Animas Warrants deposited in acceptance of the Offer may, subject to the terms of the Lock-Up Agreements in the case of the Lock-Up Parties, be withdrawn on behalf of the depositing Securityholder at any time before the Animas Shares or Animas Warrants have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 7 of the Offer, “Right to Withdraw Deposited Securities”.

Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

Depending on the number of Animas Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares.

If permitted by applicable Law, subsequent to the completion of the Offer and a Second Step Transaction, the Offeror intends to delist the Common Shares from the TSX-V, to cause Animas to cease to be a reporting issuer in each province in Canada in which it has such status and to de-register the Common Shares under the Exchange Act and cause Animas to cease reporting with the SEC. See Section 14 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer

If, within four months after the date of the Offer, the Offer has been accepted by Securityholders who, in the aggregate, hold not less than 90% of the issued and outstanding Animas Shares as at the Expiry Time, other than Animas Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, the Offeror intends, subject to compliance with all applicable Laws, to acquire such securities by way of Compulsory Acquisition. If the right of Compulsory Acquisition is not available for any reason, or if the Offeror elects not to pursue such right, the Offeror may pursue other means of acquiring, directly or indirectly, all of the Animas Shares and Animas Warrants not tendered under the Offer in accordance with applicable Laws, including by means of a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction.

See Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited Under the Offer” and Appendix “B” of the Offer and Circular for the full text of Section 300 of the BCBCA.

Shareholder Rights Plan

The Animas Board adopted a Shareholder Rights Plan that was confirmed by the Shareholders at its annual and special meeting held on June 17, 2008 and was re-confirmed by the Shareholders at the annual and special meeting held on June 3, 2011.

The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or action must be taken by the Animas Board or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See “Shareholder Rights Plan” in Section 16 of the Circular.

On December 30, 2013, the Animas Board announced that it had formally waived the application of the Shareholder Rights Plan in connection with the Marlin Offer and the proposed offer contained in the press release of GoGold dated December 30, 2013.

Risk Factors

An investment in GoGold Shares and the combination of GoGold and Animas are subject to certain risks and uncertainties. In assessing the Offer, Securityholders should carefully consider the risks and uncertainties identified in Section 17 of the Circular, “Risk Factors” and the risks described in the documents that GoGold has filed with the Securities Regulatory Authorities and incorporated by reference in the Offer and Circular. See Section 17 of the Circular, “Risk Factors”.

Certain Canadian Federal Income Tax Considerations

Generally, a Resident Holder who holds Animas Shares as capital property and who disposes of such Animas Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the aggregate of the cash received on the disposition and the fair market value, at the time of the disposition of the GoGold Shares received on the disposition pursuant to the Offer, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Animas Shares immediately before the disposition.

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Animas Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Non-Resident Holder within the meaning of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is a very brief summary of certain Canadian federal income tax consequences applicable to Shareholders. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” for a summary of the principal Canadian federal income tax considerations generally applicable to Securityholders. Securityholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Animas Shares or Animas Warrants pursuant to the Offer or a Second Step Transaction.

Regulatory Matters

The Offer will be subject to the approval of the TSX. The Offeror’s obligation to accept for purchase and pay for Deposited Securities is conditional upon receiving all Regulatory Approvals (including, without limitation, the approval of any stock exchange or other Securities Regulatory Authority) that in the Offeror’s reasonable discretion are necessary or advisable to complete the Offer.

Based upon an examination of the information available to the Offeror, the Offeror believes that the Offer is not subject to review under Part IV of the Investment Canada Act, nor is the Offer subject to pre-merger notification under Part IX of the Competition Act (Canada). See Section 20 of the Circular, “Regulatory Matters”.

Depositary

Computershare Investor Services Inc. has been retained as the Depositary for the Offer. The Depositary may contact Securityholders by mail, telephone, telecopy, other electronic communication and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Animas Shares or Animas Warrants. See Section 24 of the Circular, “Other Matters Relating to the Offer — Depositary”.

Pro Forma Financial Statements

Securityholders should refer to Appendix “A” to the Offer and Circular for unaudited pro forma consolidated balance sheet as at September 30, 2013 and consolidated statements of earnings of GoGold for the year ended September 30, 2013, giving effect to the proposed acquisition of all of the issued and outstanding Animas Shares and Animas Warrants in the manner set forth therein. Such pro forma financial statements have been prepared using certain of GoGold’s and Animas’ respective financial statements as more particularly described in the notes to the pro forma financial statements. GoGold has not had access to any non-public books and records of Animas, has relied entirely on Animas’ publicly filed Animas Financial Statements and is not in a position to independently assess or verify the information in Animas’ publicly filed documents, including the Animas Financial Statements that were used to prepare the pro forma financial statements. Such pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such pro forma financial statements. Any potential synergies that may be realized after consummation of the transaction have been excluded from such pro forma financial statements. Since the pro forma financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. Also, GoGold has not had an opportunity to meet with Animas’ independent auditors to discuss the Animas Financial Statements upon which the pro forma financial statements are based. Furthermore, GoGold has not obtained the consent of Animas’ independent auditors as to the use of their audit report in respect of the Animas audited financial statements upon which the pro forma financial statements are partially derived. The data contained in the pro forma financial statements represents only a simulation of the potential impact of the Offeror’s acquisition of Animas. Securityholders are cautioned to not place undue reliance on such pro forma financial statements. See Section 3 of the Circular, “Pro Forma Financial Statements”.

GLOSSARY

This Glossary forms part of the Offer Documents. In the Offer Documents, unless otherwise specified or the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings, unless the context requires otherwise:

“Acquiring Person” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan”;

“affiliates” has the meaning ascribed thereto in the Securities Act;

“Animas Board” means the board of directors of Animas;

“Animas Financial Statements” means Animas’ audited financial statements as at and for the fiscal years ended 2012, 2011 and 2010 (including the notes thereto and related management’s discussion and analysis) and the unaudited financial statements as at and for the third quarter of the 2013 financial year (including, in the case of audited financial statements, the notes thereto and related management’s discussion and analysis);

“Animas Public Disclosure Record” means all Animas documents filed on SEDAR;

“Animas” means Animas Resources Ltd.;

“Animas Shares” means, collectively, Common Shares, and including any Common Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any Convertible Securities, together with any associated SRP Rights;

“Animas Warrants” means the issued and outstanding share purchase warrants of Animas;

“associates” has the meaning ascribed thereto in the Securities Act;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday observed in Vancouver, British Columbia, Toronto, Ontario or Halifax, Nova Scotia;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Securityholder’s Animas Shares and/or Animas Warrants into the Depositary’s account at CDS;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

“CDS” means CDS & Co., the nominee of CDS Clearing and Depositary Services Inc., or such other nominee of CDS Clearing and Depositary Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the take-over bid circular accompanying the Offer and forming a part of the Offer;

“Common Shares” means the issued and outstanding common shares in the capital of Animas;

“Competing Permitted Bid” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan — Permitted Bids”;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Compulsory Acquisition”;

“Convertible Securities” means any securities of Animas exercisable, convertible or exchangeable for or otherwise evidencing a right to acquire Common Shares, other than SRP Rights, or securities exercisable, convertible or exchangeable for Common Shares, including any put or call option and including, without limitation, options to purchase Common Shares, warrants to purchase Common Shares;

“Court” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Compulsory Acquisition”;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc., or such other person as is appointed to act as depositary by the Offeror;

“Deposited Securities” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Disclosed” means disclosed in the Animas Public Disclosure Record (including in the Animas Financial Statements);

“Distributions” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“DKM” has the meaning given to it in Section 5 of the Circular, “Background to the Offer”;

“Effective Time” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks or trust companies in Canada or the United States;

“Escrow Agreement” means the escrow agreement entered into between GoGold, Animas and MOI Escrow Services Ltd., as escrow agent, dated as of December 27, 2013;

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time;

“Expiry Date” means February 28, 2014, or any subsequent date set out in any notice of the Offeror as provided in Section 5 of the Offer, “Extension, Variation or Change in the Offer”; provided that, if such day is not a business day, then the Expiry Date shall be the next business day;

“Expiry Time” means 7:00 p.m. (Toronto time) on the Expiry Date or such other time as may be set out in any notice of the Offeror as provided in Section 5 of the Offer, “Extension, Variation or Change in the Offer”;

“fully-diluted basis” means, with respect to the number of outstanding Animas Shares at any time, that number of Common Shares which would be outstanding assuming that all Convertible Securities to acquire Common Shares have been exercised in full;

“GoGold” or the “Offeror” means GoGold Resources Inc.;

“GoGold Agreement” means the share purchase agreement entered into between Animas, First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V., Compania Minera Chuqui, S.A. de C.V. and GoGold dated as of December 4, 2013;

“GoGold Share” means a common share in the capital of GoGold;

“GoGold Transaction” has the meaning given to it in Section 5 of the Circular, “Background to the Offer”;

“Governmental Entity” means (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Independent Shareholders” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan”;

“insider” has the meaning ascribed thereto in the Securities Act;

“Law” or “Laws” means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, published guidelines, published policies, notices, directions and judgments or other requirements of any Governmental Entity, in each case having the force of law, including applicable securities laws and the rules and regulations of the TSX and the TSX-V;

“Letter of Acceptance and Transmittal” means the letter of acceptance and transmittal in the form (printed on BLUE paper) accompanying the Offer and Circular;

“Lock-Up Agreements” means the lock-up agreements entered into between GoGold, on the one hand, and each of the Lock-Up Parties, on the other hand, and “Lock-Up Agreement” means any such agreement;

“Locked-Up Parties” means, collectively, the Securityholders who have executed the Lock-Up Agreements and who have been identified in the Lock-Up Agreements filed on SEDAR at www.sedar.com, and “Locked-Up Party” means any one of them;

“Marlin” means Marlin Gold Mining Ltd.;

“Marlin Offer” means Marlin’s unsolicited offer to acquire all outstanding Animas Shares for $0.10 in cash per Animas Share;

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, with all other such changes, effects, events, or occurrences or state of facts, that is or would reasonably be expected to be material and adverse to the financial condition, business, results of operations, assets or liabilities of such person taken as a whole;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transaction, as amended from time to time;

“MI 62-104” means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended from time to time;

“Minimum Tender Condition” has the meaning given to it in Section 4 of the Offer, “Conditions of the Offer”;

“Non-Resident Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the accompanying notice of guaranteed delivery in the form (printed on PINK paper) accompanying the Offer and Circular;

“Offer” means the offer by the Offeror to purchase the Animas Shares and Animas Warrants made hereby to the Securityholders pursuant to the terms and subject to the conditions set out herein;

“Offer Documents” means, collectively, the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, as amended from time to time;

“Offer Price” means $0.15 per Animas Share, being the deemed consideration payable under the Offer for each Animas Share;

“Offeror’s Notice” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Compulsory Acquisition”;

“Orion” means Orion MF Investment Holding Company 2 (Cayman) Limited;

“Orion Financing Warrants” has the meaning ascribed to it in Section 1 of the Circular, “GoGold — Prior Distributions”;

“Orion Master” means the Orion Mine Finance (Master) Fund I L.P.;

“OSC Rule 62-504” means OSC Rule 62-504 — Take-Over Bids and Issuer Bids, as amended from time to time;

“Parral Tailings Project” means GoGold’s Parral Tailings project located in the state of Chihuahua, Mexico;

“Permitted Bid” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan”;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Purchased Securities” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Rambler Property” means GoGold’s Rambler property located in the Province of Newfoundland and Labrador, Canada;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as are necessary or desirable in the judgment of the Offeror for the consummation of the transactions contemplated herein;

“Remaining Securityholder” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Compulsory Acquisition”;

“Resident Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“San Diego Property” means GoGold’s San Diego property located in the state of Durango, Mexico;

“Santa Gertrudis Gold Project” means Animas’ Santa Gertrudis project located in the state of Sonora, Mexico;

“Second Step Transaction” means any one or more of a Compulsory Acquisition, Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction;

“Securities Act” means the Securities Act (British Columbia) and the rules and regulations made thereunder, and published policies in respect thereof, as now in effect and as they may be promulgated, published or amended from time to time;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities laws, rules, instruments and regulations made thereunder, and published policies in respect thereof, as now in effect and as they may be promulgated, published or amended from time to time;

“Securities Regulatory Authority” means all applicable securities regulatory authorities, including (i) the provincial securities regulatory authorities in the provinces of Canada in which Animas is a reporting issuer (or the equivalent), and (ii) applicable stock exchanges (including the TSX-V and the TSX);

“Securityholders” means the Shareholders and the Warrantholders and “Securityholder” means any one of them;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Separation Time” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan”;

“Shareholder Rights Plan” means the shareholder rights plan agreement entered into between Animas and Computershare Trust Company of Canada, as rights agent, dated as of June 3, 2011;

“Shareholders” means the registered or beneficial holders, as the context requires, of the issued and outstanding Animas Shares and “Shareholder” means any one of them;

“Special Committee” has the meaning given to it in Section 5 of the Circular, “Background to the Offer”;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Subsequent Acquisition Transaction and Subsequent Warrant Acquisition Transaction”;

“Subsequent Warrant Acquisition Transaction” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Subsequent Acquisition Transaction and Subsequent Warrant Acquisition Transaction”;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Tax Proposals” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“taxable capital gain” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange; and

“Warrantholders” means the registered or beneficial holders, as the context requires, of the issued and outstanding Animas Warrants and “Warrantholder” means any one of them.

OFFER TO PURCHASE

The accompanying Circular, Letter of Acceptance and Transmittal (printed on BLUE paper) and Notice of Guaranteed Delivery (printed on PINK paper), which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer have the respective meanings given to them in the accompanying Glossary.

January 23, 2014

TO:	THE HOLDERS OF ANIMAS SHARES AND ANIMAS WARRANTS

1. The Offer

The Offeror is offering to purchase, on the terms and subject to the conditions specified set forth herein and in the related Letter of Acceptance and Transmittal (including, if the Offer is varied or extended, the terms and conditions of any variation or extension), (i) all of the issued and outstanding Animas Shares, on the basis of $0.07 in cash and 0.0851 of a GoGold Share for each Animas Share (for an Offer Price of $0.15 for each Animas Share), and (ii) all of the issued and outstanding Animas Warrants, on the basis of one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants held by a Warrantholder, calculated using the Offer Price, rounded down to the nearest whole GoGold Share.

The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn, varied or extended by the Offeror. See Section 2 of this Offer, “Time for Acceptance”.

The Offer is being made only for Animas Shares and Animas Warrants and is not made for any other Convertible Securities. Any holder of such Convertible Securities (other than Animas Warrants) who wishes to accept the Offer must, to the extent permitted by the terms of such Convertible Security and applicable Laws, exercise, exchange or convert such Convertible Securities in accordance with their terms in order to acquire Animas Shares and then deposit such Animas Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will acquire the Animas Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time in compliance with the procedures referred to in Section 3 of this Offer, “Manner of Acceptance”.

Securityholders who deposit their Animas Shares will be deemed to have deposited the SRP Rights associated with such Animas Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Animas Shares will be allocated to the SRP Rights. However, such Securityholders must still comply with the procedures set out in Section 3, “Manner of Acceptance —SRP Rights”.

Securityholders who deposit their Animas Shares and Animas Warrants under the Offer will not be entitled to any dissent or appraisal rights. However, Securityholders who dissent from a Second Step Transaction may have certain rights to seek a judicial determination of the fair value of their securities. See Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction”.

The obligation of the Offeror to take up and pay for Animas Shares pursuant to the Offer is subject to certain conditions. See Section 4 of this Offer, “Conditions of the Offer”.

No fractional GoGold Shares will be issued pursuant to the Offer and no cash will be paid in lieu thereof. If as a result of the Offer, a Securityholder becomes entitled to a fractional GoGold Share, such fraction will be rounded down to the nearest whole number.

All cash payments under the Offer will be made in Canadian dollars.

Securityholders will not be required to pay any fee or commission if they accept the Offer by depositing their Animas Shares and Animas Warrants directly with the Depositary. If a Securityholder owns Animas Shares or Animas Warrants through a broker or other nominee and such broker or nominee deposits the Animas Shares or the Animas Warrants on the Securityholder’s behalf, the broker or nominee may charge a fee for performing this service. See Section 24 of the Circular, “Other Matters Relating to the Offer — Depositary”.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Animas Shares or Animas Warrants that are earlier than those specified above. Securityholders whose Animas Shares or Animas Warrants are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Animas Shares and Animas Warrants under the Offer.

The Offer does not constitute an offer or a solicitation to any person in any jurisdiction in which such Offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits be accepted from or on behalf of, Securityholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Securityholders in any such jurisdiction.

2. Time for Acceptance

The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is currently 7:00 p.m. (Toronto time) on February 28, 2014. The Offer may be extended by the Offeror to such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of this Offer, “Extension, Variation or Change in the Offer”.

3. Manner of Acceptance

Letter of Acceptance and Transmittal

The Offer may be accepted by Securityholders by depositing the following documents with the Depositary at one of the offices of the Depositary specified in the Letter of Acceptance and Transmittal no later than the Expiry Time:

(a)	the certificate(s) representing the Animas Shares and/or Animas Warrants in respect of which the Offer is being accepted;

(b)

the Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) properly completed and duly signed, with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Acceptance and Transmittal; and

(c)	any other relevant document required by the instructions set forth in the Letter of Acceptance and Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents prior to and in any event not later than the Expiry Time at one of the offices of the Depositary specified in the Letter of Acceptance and Transmittal. Alternatively, Animas Shares and Animas Warrants may be deposited in compliance with the procedures set forth below for guaranteed delivery under “— Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfer set out under the heading “— Acceptance by Book-Entry Transfer”.

Except as otherwise provided in the instructions and rules set out in the Letter of Acceptance and Transmittal, the signature or signatures on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary. If a Letter of Acceptance and Transmittal is executed by a person other than the registered holder or registered holders of the Animas Shares represented by the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered holder or registered holders, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder or registered holders, and the signature on such endorsement or share transfer power of attorney must correspond exactly to the name of the registered holder or registered holders as registered or as appearing on the certificate(s), and must be guaranteed by an Eligible Institution.

Securityholders will not be required to pay any fee or commission if they accept the Offer by depositing their Animas Shares and Animas Warrants directly with the Depositary. If a Securityholder owns Animas Shares or Animas Warrants through a broker or other nominee and such broker or nominee deposits the Animas Shares or the Animas Warrants on the Securityholder’s behalf, the broker or nominee may charge a fee for performing this service.

Procedure for Guaranteed Delivery

If a Securityholder wishes to deposit Animas Shares or Animas Warrants pursuant to the Offer and (i) the certificate(s) representing such securities are not immediately available, (ii) the Securityholder cannot complete the procedure for book-entry transfer of such securities on a timely basis, or (iii) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to and in any event not later than the Expiry Time, such securities may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)

the Notice of Guaranteed Delivery (or a manually signed facsimile thereof) properly completed and duly signed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario prior to and in any event not later than the Expiry Time;

(c)

the certificate(s) representing the Deposited Securities, in proper form for transfer, together with the Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) properly completed and duly signed, and all other documents required by such Letter of Acceptance and Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the Deposited Securities, are received by the Depositary at its principal office in Toronto, Ontario prior to and in any event not later than 7:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date; and

(d)

if the Separation Time under the Shareholder Rights Plan has occurred before the Expiry Time but Rights Certificates (as defined in the Shareholder Rights Plan) have not been distributed by Animas before the Expiry Time, the Rights Certificates representing all deposited SRP Rights, together with the Letter of Acceptance and Transmittal (or a manually signed facsimile thereof), properly completed and duly signed, with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Acceptance and Transmittal or in the case of securities deposited by book-entry transfer, a Book-Entry Confirmation, and all other documents required thereby, are received by the Depositary at its principal office in Toronto, Ontario prior to and in any event not later than 7:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Rights Certificates are distributed by Animas.

The Notice of Guaranteed Delivery may be delivered by hand, couriered, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Securityholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its offices in Toronto, Ontario prior to and in any event not later than the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Securityholder’s Animas Shares and Animas Warrants into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Animas Shares and Animas Warrants to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

Securityholders, through their respective CDS participants who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and delivered a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Participants of CDS should contact the Depositary with respect to the deposit of their Animas Shares and Animas Warrants under the Offer. CDS will be issuing instructions to their participants as to the method of depositing such Animas Shares and Animas Warrants under the terms of the Offer.

SRP Rights

Unless waived by the Offeror and unless such waiver in in effect at all relevant times with respect to the Offer, Securityholders are required to deposit one SRP Right for each Animas Share deposited under the Offer in order to effect a valid deposit of such Animas Share. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror for the Deposited Securities will be allocated to the SRP Rights. The following procedures must be followed in order to effect the valid deposit of the SRP Rights associated with the Deposited Securities:

(a)

if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Animas, a deposit of Animas Shares will also constitute a deposit of the associated SRP Rights;

(b)

if the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time and Rights Certificates have been distributed by Animas prior to the time Animas Shares are deposited under the Offer, Rights Certificates representing SRP Rights equal in number to the number of Deposited Securities must be delivered with the Letter of Acceptance and Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and

(c)

if the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time and Rights Certificates have not been distributed by Animas by the time Animas Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Securityholder making the deposit, the Securityholder may deposit its SRP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Note that, in any case, a deposit of Animas Shares constitutes an agreement by the Securityholder making the deposit to deliver Rights Certificates representing SRP Rights equal in number to the number of Animas Shares deposited by the Securityholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX-V after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Securityholder making the deposit, prior to taking up the Animas Shares deposited for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Securityholder representing SRP Rights equal in number to the Animas Shares deposited by the Securityholder.

General

The Offer will be deemed to be accepted by a Securityholder only if the Depositary has actually received the requisite documents at one of its offices specified in the Letter of Acceptance and Transmittal prior to and in any event not later than the Expiry Time. In all cases, payment for securities deposited and taken-up by the Offeror will be made only after timely receipt by the Depositary of (i) certificates representing the Animas Shares or Animas Warrants, as applicable (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Animas Shares or Animas Warrants, as applicable), (ii) a Letter of Acceptance and Transmittal (or a manually executed facsimile thereof) properly completed and duly signed, covering such securities with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Acceptance and Transmittal, and (iii) all other required certificates and documents.

Method of Delivery

The method of delivery of certificates representing Animas Shares and Animas Warrants, and if applicable, Rights Certificates (or a Book-Entry Confirmation, as applicable), the Letter of Acceptance and Transmittal, the Notice of Guaranteed Delivery and all other required certificates and documents is at the option and risk of the person depositing those documents. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

If you hold Convertible Securities other than Animas Warrants, such Convertible Securities will need to be exercised, exchanged or converted sufficiently in advance of the Expiry Time to ensure you will have certificates representing the Animas Shares received on such exchange, exercise or conversion available for deposit prior to the Expiry Time or with sufficient time to comply with the procedures for guaranteed delivery.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Animas Shares or Animas Warrants that are earlier than those specified above. Securityholders whose Animas Shares or Animas Warrants are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Animas Shares and Animas Warrants under the Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any Animas Shares or Animas Warrants deposited pursuant to the Offer will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Animas Shares or Animas Warrants that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, or (ii) any defect or irregularity in any deposit of Animas Shares or Animas Warrants. No deposit of Animas Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

No Interest

Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Animas Shares or Animas Warrants to any person on account of Animas Shares or Animas Warrants accepted for payment under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer, including in particular Section 9 of this Offer, “Changes in Capitalization; Encumbrances; Distributions”, and subject, in particular, to Animas Shares or Animas Warrants being validly withdrawn by or on behalf of a depositing Securityholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Securityholder deposits, sells, assigns and transfers to, or upon the order or, the Offeror all of the right, title and interest in and to the Animas Shares and Animas Warrants covered by the Letter of Acceptance and Transmittal or book-entry transfer (the “Deposited Securities”) together with all rights and benefits arising from such Deposited Securities including, without limitation, the right to any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests and any securities for which such Deposited Securities may be exercised, exchanged or converted (collectively, “Distributions”).

Power of Attorney

The execution and delivery of a Letter of Acceptance and Transmittal (or, in the case of Animas Shares or Animas Warrants deposited by book-entry transfer, by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the time (the “Effective Time”) that the Offeror takes up and pays for the Deposited Securities, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Deposited Securities (which Deposited Securities upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), with respect to the Purchased Securities, with full power of substitution (such powers of attorney. being coupled with an interest, being irrevocable), in the name of and on behalf of such Securityholder:

(a)

to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate securities register maintained by or on behalf of Animas;

(b)

for so long as any such Purchased Securities are registered or recorded in the name of such Securityholder, to exercise any and all rights of such Securityholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to Laws), as and when requested by the Offeror (by whom such Deposited Securities are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Securityholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction and/or Subsequent Warrant Acquisition Transaction) of holders of relevant securities of Animas;

(c)

to execute, endorse and negotiate, for and in the name of and on behalf of such Securityholder, any cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of the Securityholder; and

(d)	to exercise any rights of a Securityholder with respect to such Purchased Securities.

A Securityholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Securityholder at any time with respect to the Deposited Securities or any Distributions. The Securityholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted by or on behalf of the depositing Securityholder with respect to the Deposited Securities or any Distributions unless the Deposited Securities are not taken-up and paid for under the Offer or are withdrawn in accordance with Section 7 of this Offer, “Right to Withdraw Deposited Securities”.

A Securityholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction and/or Subsequent Warrant Acquisition Transaction) of holders of relevant securities of Animas and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Securityholder accepting the Offer covenants under the terms of the Letter of Acceptance and Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and to give effect to the covenants of the Securityholder under the terms of the Offer. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Securityholder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Securityholder and the Offeror, effective immediately following the time at which the Offeror takes up Deposited Securities deposited by such Securityholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Securityholder that (i) the person signing the Letter of Acceptance and Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions deposited pursuant to the Offer, (ii) the person signing the Letter of Acceptance and Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Securities and any Distributions deposited pursuant to the Offer, (iii) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions, to any other person, (iv) the deposit of the Deposited Securities and Distributions complies with applicable Laws, and (v) when the Deposited Securities and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

Other Forms of Acceptance

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4. Conditions of the Offer

Notwithstanding any other provisions of the Offer, but subject to applicable Laws, and in addition to (and not in limitation of) the Offeror’s right to vary or extend the Offer at any time prior to the Expiry Time pursuant to Section 5 of this Offer, “Extension, Variation or Change in the Offer”, the Offeror has the right to withdraw the Offer and not take up and pay for any Deposited Securities under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance, unless all of the following conditions are satisfied or waived by the Offeror prior to and in any event not later than the Expiry Time:

(a)

there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time, such number of Animas Shares and Animas Warrants that constitutes at least 66 2⁄3% of the outstanding Animas Shares (on a fully-diluted basis) (the “Minimum Tender Condition”);

(b)

the Offeror shall have determined in its reasonable discretion that no shareholder rights plan or similar plan exists, or any such plan that does exist does not and will not adversely affect the Offer or the Offeror either before, on or after consummation of the Offer because (i) the Animas Board has waived the application of such shareholder rights plan or similar plan to the purchase of Animas Shares by the Offeror under the Offer, (ii) a cease trade order or an injunction has been issued that has the effect of prohibiting or preventing the exercise of rights or the issue of Animas Shares upon the exercise of rights under such shareholder rights plan or similar plan in relation to the purchase of Animas Shares by the Offeror under the Offer, (iii) a court of competent jurisdiction has ordered that such rights are illegal or of no force or effect or may not be exercised in relation to the Offer, or (iv) such rights and such shareholder rights plan or similar plan has otherwise become or been held to be unexercisable or unenforceable in relation to the Animas Shares with respect to the Offer;

(c)	the Locked-Up Parties shall have complied with their obligations under the Lock-Up Agreements and none of the Lock-Up Agreements shall have been terminated in accordance with their terms;

(d)

all Regulatory Approvals (including, without limitation, the approval of any stock exchange or other Securities Regulatory Authority) and Shareholder approvals and third-party consents that are necessary or advisable to complete the Offer shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(e)

no order, ruling or determination having the effect of ceasing the trading of the Animas Shares shall have been issued or made by any Securities Regulatory Authority and be continuing in effect and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Offeror or Animas, threatened in writing by any Securities Regulatory Authority;

(f)

the Offeror shall have determined in its reasonable judgment that no Material Adverse Effect in respect of Animas shall have occurred since the date of the Offer or occurred prior to the date of the Offer which was not Disclosed as at the date of the Offer;

(g)

the Offeror shall have determined in its reasonable judgment that the consummation of the Offer could not reasonably be expected to have a Material Adverse Effect on Animas (on a consolidated basis) or the Offeror;

(h)

(A) no act, action, suit or proceeding shall have been taken or commenced or, to the knowledge of the Offeror, threatened in writing or pending by or before any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of Law, and (B) no Law, policy, decision or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, in the case of (A) or (B) above:

(i)

to cease trade, enjoin, make illegal, delay or otherwise directly or indirectly prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Offeror of Animas Shares under the Offer, or the rights of the Offeror to own or exercise full rights of ownership of Common Shares or which would reasonably be expected to have such an effect;

(ii)

seeking to prohibit or limit the Offeror’s ownership or operation of Animas or any material portion of the business, properties or assets of Animas or any of its subsidiaries or affiliates, or to compel the Offeror to dispose of or hold separate any portion of the business or assets of Animas or any of its subsidiaries;

(iii)	seeking to impose limitations on the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any material assets of Animas or its subsidiaries or any Animas Shares; or

(iv)

which otherwise is considered by the Offeror in its reasonable judgment to be reasonably likely to have a Material Adverse Effect on Animas or its subsidiaries or the Offeror, whether the Offer is consummated or not, or to materially and adversely affect the ability of the Offeror to take up and pay for Animas Shares under the Offer

(i)

there shall not be any judgment, injunction, order, decree or stay proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or to Animas or any of its subsidiaries, nor shall there have been passed any Law by any court or Governmental Entity in any jurisdiction, that could reasonably be expected to, in any case, prohibit, prevent, restrict, enjoin or delay the consummation of the Offer, in each case unless the same is acceptable to the Offeror in its sole judgment, acting reasonably;

(j)

there shall not have occurred, developed or come into effect or existence after the date hereof (i) any event, action, state, condition or financial occurrence of national or international consequence, (ii) any natural disaster or any acts of terrorism, sabotage, military action, policy action or war (whether or not declared) or any escalation or worsening thereof, (iii) any other calamity or crisis, (iv) any Law, action, inquiry, (v) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (vi) any declaration of a banking moratorium or other suspension of payments in respect of banks, (vii) any limitation by any Governmental Entity on, or other event which might effect, the extension of credit by lending institutions or result in any imposition of currency controls, (viii) a material change in the Canadian or other currency exchange rates or a suspension or a limitation on the markets thereof, or (ix) in the case of any of the foregoing existing as at the date hereof, a material acceleration or worsening thereof; or other occurrence of any nature whatsoever, which, in the judgment of the Offeror, acting reasonably, adversely affects or involves, or could reasonably be expected to adversely affect or involve, the financial, banking or commodity markets in Canada, the United States or internationally generally, or the financial condition, business, operations, assets, affairs or prospects of the Offeror or Animas or any of their respective subsidiaries, in each case unless the same is acceptable to the Offeror in its judgment, acting reasonably;

(k)	there shall not exist any prohibitions at Law against the Offeror making the Offer or taking up and paying for Animas Shares under the Offer;

(l)

the Offeror shall have determined in its judgment, acting reasonably, that (i) none of Animas, any of its subsidiaries or any third party has taken or proposed to take any action, or failed to take any action, or disclosed an action or event that was not previously Disclosed, which might make it inadvisable for the Offeror to proceed with the Offer or take up and pay for the Animas Shares and the Animas Warrants under the Offer, and (ii) neither Animas nor any of its subsidiaries is not in compliance in any material respect with any material agreement or license to which Animas or any of its subsidiaries is a party at such time, in each case unless the same is acceptable to the Offeror;

(m)

the Offeror shall have determined in its judgment, acting reasonably, that none of the following exists or has occurred and which has not been cured or waived to the Offeror’s satisfaction acting reasonably or been threatened (i) any material right, permit or licence of Animas or any of its subsidiaries has been impaired or otherwise adversely affected, or (ii) any covenant, term or condition of any of Animas’ or of any of its subsidiaries’ instruments or agreements exists, in either case which might make it inadvisable for the Offeror to proceed with the Offer or take up and pay for Animas Shares under the Offer (including any default that may ensue as a result of the Offeror completing the Offer or taking up and paying for Animas Shares under the Offer), in each case unless the same is acceptable to the Offeror;

(n)

the GoGold Agreement shall have expired or otherwise been terminated in accordance with its terms or the obligations of the Offeror under the GoGold Agreement have been extinguished without any liability to the Offeror;

(o)	the Offeror shall be satisfied in its reasonable discretion that the Marlin Offer has been terminated or withdrawn or has no possibility of being consummated;

(p)

Animas shall not have entered into or effectuated any other agreement or transaction with any person which was not Disclosed prior to December 9, 2013 and having the effect of impairing the Offeror’s ability to acquire Animas Shares pursuant to the Offer, or materially diminishing in any manner the expected economic value to the Offeror of the acquisition of Animas Shares pursuant to the Offer, including (i) the entering into, modifying or terminating of any agreement or arrangement with any directors, senior officers or employees except for such agreements and arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice, (ii) the instituting, cancelling or modifying of any pension plan or other employee benefit arrangement, (iii) the altering of material terms of any of its material agreements or licenses, (iv) the incurring of any debt outside of the ordinary course of business consistent with past practice, (v) any issuance of securities or options to purchase securities of Animas or any of its subsidiaries, (vi) any Distributions, other than in the usual and ordinary course of business consistent with past practice, (vii) any agreement or understanding relating to the sale, disposition of or other dealing with the businesses or assets of Animas, any of its subsidiaries or any part thereof or interest therein or relating to the rights of Animas or any of its subsidiaries to manage, operate or control the conduct of the businesses or any part thereof, in each case out of the usual and ordinary course of business consistent with past practice, (viii) any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction, (ix) any capital expenditure by Animas or any of its subsidiaries not in the ordinary course of business and consistent with past practice, (x) any transaction not in the ordinary course of business consistent with past practice, or (xi) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Animas, in each case unless the same is acceptable to the Offeror in its sole discretion; and

(q)

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in the Animas Public Disclosure Record, in each case unless the same is acceptable to the Offeror in its sole discretion.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror at any time regardless of the circumstances giving rise to any such assertion (including any action or inaction by the Offeror or any of its affiliates) or may be waived by the Offeror, in its sole discretion, in whole or in part at any time and from time to time both before and after the Expiry Time without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise any of these rights will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning any events or other matters described in this Section 4 will be final and binding upon all parties for purposes of the Offer.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice (or other communication confirmed in writing) being given by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. After giving any such notice or communication, the Offeror will make a public announcement of such waiver or withdrawal and, to the extent required by Law, cause the Depositary as soon as possible afterwards to notify the Securityholders in the manner set forth in Section 11 of this Offer, “Notice and Delivery”. Any notice of waiver or withdrawal will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Animas Shares or Animas Warrants deposited under the Offer.

5. Extension, Variation or Change in the Offer

The Offer is open for acceptance from the date hereof until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion, unless the Offer is withdrawn.

Subject to limitations hereinafter described, the Offeror may, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time permitted by applicable Law), extend or vary the Expiry Time or vary the Offer by giving written notice (or other communication subsequently confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice or other communication extending or varying the Expiry Time or varying the Offer, the Expiry Time will be, and will be deemed to be, so extended and the Offer will be, and will be deemed to be, so varied, as applicable. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Law and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Securityholders at their respective addresses appearing in the registers of Animas. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (other than if the variation consists solely of a waiver by the Offeror of a condition of the Offer), the Offer will not expire until 10 days after notice of the variation has been given to Securityholders, unless otherwise permitted by Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts and/or Securities Regulatory Authorities.

If, either before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time or in any notice of extension or variation, that would reasonably be expected to affect the decision of a Securityholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice of change to the Depositary, the Expiry Time will be deemed to be extended to the date specified in the notice or as otherwise required by Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Securityholders at their respective addresses appearing in the registers of Animas. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. The notice of change need not be delivered to any Securityholders whose Animas Shares or Animas Warrants were taken up prior to the date of the occurrence of the change.

Notwithstanding the foregoing, but subject to applicable Law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been fulfilled or complied with, unless the Offeror first takes up all of the Animas Shares and Animas Warrants then deposited under the Offer and not validly withdrawn. An extension without taking up is required in certain cases where withdrawal rights apply.

During any such extension, or in the event of any variation or change in information, all Animas Shares or Animas Warrants previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of this Offer, subject to the provisions set out in Section 7 of this Offer, “Right to Withdraw Deposited Securities”. An extension or variation of the Expiry Time, a variation of the Offer or a change in information contained in the Offer or the Circular does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out in Section 4 of this Offer, “Conditions of the Offer” and all Animas Shares and Animas Warrants previously deposited and not withdrawn will remain subject to the Offer and, subject to the right of Securityholders to withdraw their Animas Shares and Animas Warrants in accordance with applicable Law, may be accepted and taken up by the Offeror in accordance with the terms of the Offer.

If the consideration being offered for the Animas Shares or Animas Warrants deposited under the Offer is increased, the increased consideration will be required to be paid to all depositing Securityholders whose Animas Shares or Animas Warrants are taken up under the Offer, whether or not such Animas Shares or Animas Warrants were taken up before the increase.

6. Take Up of and Payment for Deposited Securities

If all conditions referred to in Section 4 of this Offer, “Conditions of the Offer”, have been satisfied or, where permitted, waived by the Offeror prior to and in any event not later than the Expiry Time, the Offeror will be obligated to take up and pay for Animas Shares and Animas Warrants duly and validly deposited pursuant to the Offer and not validly withdrawn in accordance with the terms of the Offer within 10 days after the Expiry Time. Any Animas Shares and Animas Warrants taken up will be required to be paid for as soon as possible and, in any event, not later than three business days after they are taken up. Any Animas Shares and Animas Warrants deposited pursuant to the Offer after the first date on which Animas Shares and Animas Warrants have been taken up and paid for by the Offeror must be taken up and paid for within 10 days of such deposit.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Animas Shares and Animas Warrants duly and validly deposited pursuant to the Offer and not validly withdrawn if, as and when the Offeror gives written notice (or other communication subsequently confirmed in writing) to the Depositary, at its principal office in Toronto, Ontario, to such effect and as required by Law.

Subject to applicable Law, the Offeror reserves the right, in its sole discretion, to postpone taking up or paying for any Animas Shares and Animas Warrants or to withdraw the Offer and not take up or pay for any Animas Shares or Animas Warrants if any condition specified in Section 4 of this Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror. The Offeror also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to postpone taking up and paying for Animas Shares and Animas Warrants in order to comply, in whole or in part, with any Law. The Offeror will not, however, take up and pay for any Animas Shares or Animas Warrants deposited under the Offer unless it simultaneously takes up and pays for all Animas Shares and Animas Warrants then validly deposited pursuant to the Offer and not validly withdrawn.

The Offeror will pay for Deposited Securities by providing the Depositary, which will act as agent of the depositing Securityholders, with the consideration of sufficient funds (by bank transfer or other means satisfactory to the Depositary) and/or sufficient certificate of GoGold Shares for transmittal to depositing Securityholders. Receipt by the Depositary of share certificates and/or cash representing the consideration under the Offer will be deemed to constitute receipt of payments by persons depositing Animas Shares or Animas Warrants under the Offer. Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Animas Shares or Animas Warrants to any person on account of Animas Shares or Animas Warrants accepted for payment under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with depositing Securityholders under the Offer will be made by the Depositary issuing (or causing to be issued) a cheque payable to such depositing Securityholder and/or delivering (or causing to be delivered) certificates representing GoGold Shares (or in the case of GoGold Shares deposited by book-entry transfer, crediting the GoGold Shares to the account of CDS, from which such book-entry transfer was made), in amounts to which the depositing Securityholder is entitled, by first class mail. Subject to the foregoing and unless otherwise directed by the Letter of Acceptance and Transmittal, the certificates representing the GoGold Shares (or in the case of Animas Shares or Animas Warrants deposited by book-entry transfer, the credit of GoGold Shares) and the cheque will be issued in the name of the registered holder of the Animas Shares so deposited. Unless the depositing Securityholder instructs the Depositary to hold the certificates and the cheque for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, the certificates and the cheque will be forwarded by first class mail (postage prepaid) to such person at the address specified in the Letter of Acceptance and Transmittal. If no such address if specified, the certificates and the cheque will be sent to the address of the holder as shown on the applicable securities register maintained by or on behalf of Animas. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Securityholder.

Securityholders will not be required to pay any fee or commission if they accept the Offer by depositing their Animas Shares and Animas Warrants directly with the Depositary. If a Securityholder owns Animas Shares or Animas Warrants through a broker or other nominee and such broker or nominee deposits the Animas Shares or the Animas Warrants on the Securityholder’s behalf, the broker or nominee may charge a fee for performing this service.

If any Deposited Securities are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, unpurchased Animas Shares and Animas Warrants will be returned to the depositing Securityholder as soon as possible following the closing or withdrawal of the Offer. See Section 12 of this Offer, “Return of Deposited Securities”.

7. Right to Withdraw Deposited Securities

Except as otherwise provided in this Section 7, all deposits of Animas Shares and Animas Warrants pursuant to the Offer are irrevocable. Unless otherwise required or permitted by Law, any Animas Shares or Animas Warrants deposited in acceptance of the Offer may, subject to the terms of the Lock-Up Agreements in the case of the Lock-Up Parties, be withdrawn on behalf of the depositing Securityholder:

(a)	at any time before the Animas Shares or Animas Warrants have not been taken up by the Offeror;

(b)	if the Animas Shares or Animas Warrants have not been paid for by the Offeror within three business days (within the meaning of the Securities Act) after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in this Offer or the Circular, as amended from time to time, or in any notice of extension or variation, that would reasonably be expected to affect the decision of a Securityholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs either before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Animas Shares or the Animas Warrants, as applicable, where the Expiry Time is not extended for more than 10 days or a variation consisting solely of a waiver of a condition to the Offer), is mailed, delivered or otherwise properly communicated to the Depositary (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities) and only if such Deposited Securities have not been taken up by the Offeror at the date of such notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Animas Shares or Animas Warrants before such securities are taken up and paid for. Any such notice of withdrawal must (i) be made by a method (including a manually signed facsimile transmission) that provides the Depositary with a written or printed copy, (ii) be signed by or on behalf of the person who signed the Letter of Acceptance and Transmittal (or Notice of Guaranteed Delivery) that accompanied the Animas Shares or Animas Warrants to be withdrawn, and (iii) specify the name of the depositing Securityholder, the number of Animas Shares or Animas Warrants to be withdrawn, the name of the registered holder (if different than that of the depositing Securityholder) and the certificate number shown on the certificates representing each Animas Share or Animas Warrant to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Animas Shares or Animas Warrants exactly as the name of the registered holder appears on the certificate or certificates representing Animas Shares or Animas Warrants deposited with the Letter of Acceptance and Transmittal or if the Animas Shares or Animas Warrants were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Animas Shares or Animas Warrants deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal at the place of deposit of the applicable Animas Shares or Animas Warrants within the time limits indicated above.

Alternatively, if Animas Shares or Animas Warrants have been deposited pursuant to the procedures for a book-entry transfer, as set forth in Section 3 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Animas Shares or Animas Warrants and otherwise comply with the procedures of CDS.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror, in its sole discretion, and such determination will be final and binding on all parties. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror is delayed in taking up or paying for Animas Shares or Animas Warrants or is unable to take up and pay for Animas Shares or Animas Warrants, then, without prejudice to the Offeror’s other rights, Animas Shares and Animas Warrants deposited under the Offer may not be withdrawn except to the extent that depositing Securityholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Law.

Any Animas Shares or Animas Warrants withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently prior to and in any event not later than the Expiry Time by following the procedures described in Section 3 of this Offer, “Manner of Acceptance”.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Animas Shares or Animas Warrants that are earlier than those specified above. Securityholders whose Animas Shares or Animas Warrants are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact their broker or other nominee for assistance.

In addition to these rights of withdrawal, certain provinces of Canada provide securityholders with statutory rights of rescission in certain circumstances. See Section 27 of the Circular, “Statutory Rights”. Depositing Securityholders should contact their broker or other nominee for assistance.

8. Return of Deposited Securities

If any Deposited Securities are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Animas Shares or Animas Warrants than are deposited, certificates for unpurchased Animas Shares and Animas Warrants will be returned to the depositing Securityholder as soon as is practicable following the Expiry Time or the termination or withdrawal of the Offer by either (i) sending new certificates representing such unpurchased securities or by returning the deposited certificates (and other relevant documents), or (ii) in the case of any such securities deposited by book-entry transfer pursuant to the procedures set forth in Section 3 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such securities will be credited to the depositing Securityholder’s account maintained with CDS. Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Securityholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the applicable securities register maintained by Animas or its transfer agent, as soon as practicable after the closing or termination of the Offer.

9. Changes in Capitalization; Encumbrances; Distributions

If, on or after December 30, 2013 (being the date of the announcement by GoGold of its intention to make the Offer), Animas should divide, combine or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of this Offer, “Conditions of the Offer”, may make such adjustments as it considers appropriate to the Offer price and the other terms of the Offer (including the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination or other change.

Animas Shares and Animas Warrants acquired pursuant to the Offer, including the right to all Distributions, will be transferred by the depositing Securityholders and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

If, on or after December 30, 2013, Animas should declare or pay any Distribution or Distributions that is or are payable or distributable to the Securityholders of record on a record date which is prior to the date of transfer of Deposited Securities into the name of the Offeror, or its nominees or transferees, on the applicable securities register maintained by or on behalf of Animas following acceptance thereof by the Offeror for purchase pursuant to the Offer, then, without prejudice to the Offeror’s rights under Section 4 of this Offer, “Conditions of the Offer”, (i) in the case of any cash Distribution or Distributions, the amount of the Distribution or Distributions shall be received and held by the depositing Securityholder for the account of the Offeror until the Offeror pays for such Animas Shares or Animas Warrants, and to the extent that such Distribution or Distributions do not exceed the purchase price per Animas Share or Animas Warrant, as applicable, payable by the Offeror pursuant to the Offer, the purchase price per Animas Share or Animas Warrant, as applicable, payable by the Offeror pursuant to the Offer will be reduced by the amount of any such Distribution or Distributions, (ii) in the case of any non-cash Distribution or Distributions, the whole of any such non-cash Distribution or Distributions will be received and held by the depositing Securityholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Securityholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer, and (iii) in the case the portion of any cash Distribution or Distributions that exceeds the purchase price per Animas Share or Animas Warrant, as applicable, payable by the Offeror pursuant to the Offer, such portion of such cash Distribution or Distributions will be received and held by the depositing Securityholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Securityholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such Distribution or Distributions and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer Documents, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Animas Shares or Animas Warrants were delivered, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, “Notice and Delivery”, cheques and share certificates not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Securityholders at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer, “Notice and Delivery”.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Securityholders if it is mailed by prepaid, first class mail to the registered Securityholders at their respective addresses appearing in the applicable securities register maintained by or on behalf of Animas and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Securityholders and notwithstanding any interruption or delay of mail service in Canada or elsewhere following mailing. In the event of any interruption or delay of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Securityholders if (i) it is given to the TSX-V for dissemination through its facilities, (ii) if a summary of the material facts is published once in the national edition of The Globe and Mail or the National Post and in daily newspapers of general circulation in each of the French and English languages in Montréal, Québec, or (iii) it is given to the Canada News Wire Service and/or the Dow Jones News Service for dissemination through its facilities.

The Offer will be mailed to registered Securityholders or made in such other manner as is permitted by applicable Securities Regulatory Authorities and the Offeror will use its reasonable efforts to furnish the Offer to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear on the applicable securities register maintained by or on behalf of Animas or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of the Animas Shares and the Animas Warrants.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or at the address of the Depositary in Toronto, Ontario listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at such particular office at the address listed in the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

The Offeror reserves the right to, and may, purchase Common Shares subject to and as permitted by Law, including by making purchases through the facilities of the TSX-V, at any time and from time to time before the Expiry Time. In no event will the Offeror make any such purchases of Common Shares through the facilities of the TSX-V until the third clear trading day following the date of the Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the TSX-V during the Offer Period will not exceed 5% of the number of Common Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by Law immediately after the close of business of the TSX-V on each day on which any such Common Shares have been purchased. Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

For the purposes of this Section 12, “the Offeror” includes the Offeror and any person acting jointly or in concert with the Offeror.

Although the Offeror has no present intention to sell Animas Shares or Animas Warrants taken up under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding prior to and in any event not later than the Expiry Time to sell any of such Animas Shares or Animas Warrants after the Expiry Time, subject to applicable Laws. It may also grant pledges of such Animas Shares or Animas Warrants to its lenders or others.

13. Other Terms of the Offer

The provisions of the Glossary, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

No stockbroker, investment dealer or other person (including the Depositary) has been authorized to give any information or make any representations in connection with the Offer and related transactions described in this document other than those contained in this document or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized by the Offeror. No broker, dealer or other person shall be deemed to be the agent of the Offeror or any of its affiliates for the purposes of the Offer.

This Offer and the accompanying Circular constitute the take-over bid circular required under Securities Laws with respect to the Offer. Securityholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

This Offer and all contracts resulting from the acceptance of this Offer will be governed by, and construed in accordance with, the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of this Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such Offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits be accepted from or on behalf of, Securityholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Securityholders in any such jurisdiction.

The provisions of the Offer Documents, including the instructions contained in this document, as applicable, form part of the terms and conditions of the Offer. The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of this Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and the validity of any withdrawals of Animas Shares or Animas Warrants.

The Offeror reserves the right to transfer to one or more affiliates or associates or the Offeror the right to purchase all or any portion of the Animas Shares or Animas Warrants deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of the depositing Securityholders to receive payment for Animas Shares or Animas Warrants validly deposited and accepted for payment pursuant to the Offer. In addition, the Offeror reserves the right to sell, following completion of the Offer, to one or more affiliates or associates with it or to third persons, any portion of the Animas Shares or Animas Warrants acquired under the Offer.

Dated: January 23, 2014

GOGOLD RESOURCES INC.

Per:	(signed) “Terence F. Coughlan”
Name:	Terence F. Coughlan
Title:	President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated January 23, 2014. The terms and conditions of the Offer, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Securityholders should refer to the Offer for details of its terms and conditions, including details as to deposit, acceptance and payment arrangements and withdrawal rights. Unless the context otherwise requires, terms used but not defined in the Circular have the respective meanings given to them in the accompanying Glossary.

The information concerning Animas contained in the Offer Documents, including the “Background to the Offer”, has been taken from or based upon publicly available documents and records on file with the Securities Regulatory Authorities and other public sources at the time of the Offer, unless otherwise indicated, and has not been independently verified by the Offeror. Although the Offeror does not have any knowledge that would indicate that any of the statements contained in this document and taken from or based on such public documents, records and sources are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of such information, or for any failure by Animas to disclose publicly facts, events or acts that may have occurred or come into existence or that may affect the significance or accuracy of any such information and that are unknown to the Offeror. Unless otherwise indicated, information concerning Animas is given as at January 21, 2014.

1. GoGold

Corporate Overview

GoGold is a Canadian-based junior mineral exploration company engaged in the exploration and development of mineral properties. It currently holds three properties: the Rambler Property in the Province of Newfoundland and Labrador, the San Diego Property in Mexico and the Parral Tailings Project in Mexico, the latter two of which are material to GoGold. GoGold’s properties are currently in the exploration or development stage and GoGold, therefore, has no producing properties and no operating income or cash flow. The principal products under exploration and development by GoGold are precious metals, namely gold and silver.

GoGold was incorporated on January 18, 2008 pursuant to the provisions of the CBCA. On July 27, 2012, GoGold completed a plan of arrangement under the CBCA and was issued Articles of Arrangement. On March 27, 2013, GoGold’s articles were amended to permit GoGold’s board of directors to appoint additional directors in accordance with the CBCA.

GoGold is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Ontario, and Nova Scotia and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com.

GoGold’s registered and head office is located at #1301-2000 Barrington Street, Cogswell Tower, Halifax, Nova Scotia, B3J 3K1.

Description of the Business

San Diego Property

The San Diego Property consists of gold and silver properties consisting of a number of Mexican mining concession titles covering approximately 71,495 hectares in Durango, Mexico. GoGold acquired the San Diego Property on April 13, 2011, through its acquisition of 100% of the issued and outstanding shares of Mexican Gold Holdings Corporation Incorporated, a Canadian corporation, and its wholly-owned subsidiary North American Gold Holdings Corporation Incorporated. The San Diego Property is an exploration project that is currently in the discovery stage.

Parral Tailings Project

The Parral Tailings Project comprises dry land tailings deposited from the historical Mina la Prieta silver and base metal mine and covers 141 contiguous hectares located north of the city of Parral in Chihuahua, Mexico. GoGold acquired the Parral Tailings Project through the acquisition of Absolute Gold Holdings Incorporated on July 30, 2012 by its wholly owned Mexican subsidiary, Grupo Coanzamex S.A. de C.V. Construction commenced on the Parral Tailings Project in October 2013 and estimated completion is set for May 2014 with the first precious metal pour taking place in June 2014.

Rambler Property

The Rambler Property is a gold and copper project consisting of 85 contiguous claims covering 2125 hectares southeast of the town of Baie Verte in Newfoundland, Canada. GoGold acquired the Rambler Property through its qualifying transaction with Celtic Minerals Ltd. on July 26, 2010. During the 2012 fiscal year, GoGold decided to take an impairment charge for the entire value of the Rambler Property while GoGold considers next steps for the property. No exploration activity is taking place or is planned on the property. The amount of the impairment charge was $715,098.

Description of Share Capital

The authorized share capital of GoGold consists of an unlimited number of GoGold Shares without nominal or par value of which 132,981,894 GoGold Shares are issued and outstanding as fully paid and non-assessable as of January 21, 2014. In addition, as of January 21, 2014, (i) 4,140,000 GoGold Shares were reserved for issuance pursuant to the exercise of options to acquire GoGold Shares outstanding under GoGold’s stock option plan, (ii) an aggregate of 170,000 GoGold Shares were reserved for issuance pursuant to the exercise of finder’s warrants (exercisable at a price of $1.25 per warrant until December 23, 2014), (iii) 12,150,000 GoGold Shares were reserved for issuance on the due exercise of common share purchase warrants (exercisable at a price of $1.50 per warrant until January 24, 2015), and (iv) 2,000,000 GoGold Shares are reserved for issuance on the due exercise of the Orion Financing Warrants (exercisable at a price of US$1.50 per Orion Financing Warrant until September 27, 2015).

The holders of GoGold Shares are entitled to (i) one vote per GoGold Share at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, (ii) receive dividends, if, as and when declared by the board of directors of GoGold, and (iii) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of GoGold, receive the remaining property of GoGold upon dissolution, liquidation or winding-up of GoGold as is distributable to the holders of the GoGold Shares.

Assuming that all of the Animas Shares, including any Animas Share issuable upon the exercise of Convertible Securities (including the Animas Warrants) outstanding as at September 30, 2013 are tendered to the Offer, and that the Offeror takes up and pays for such Animas Shares under the Offer, GoGold will issue up to 7,338,248 GoGold Shares pursuant to the Offer.

Dividends and Dividend Policy

No dividends have been or are expected to be paid by GoGold on the GoGold Shares in the foreseeable future. GoGold intends to retain its earnings, if any, to finance the growth and development of business and does not intend to pay dividends on the GoGold Shares in the foreseeable future. Any return on an investment in GoGold’s securities will come from the appreciation, if any, in the value of the GoGold Shares. The payment of future dividends, if any, will be reviewed periodically by GoGold’s directors and will depend upon, among other things, conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Prior Distributions

For the twelve month period prior to the date of this Offer and Circular, GoGold has issued GoGold Shares or securities convertible into GoGold Shares as follows:

Date of Issue/Grant	Price per Security	Number of Securities
	($)
Warrants
September 27, 2013(1)	N/A	2,000,000
Options
March 1, 2013(2)	N/A	150,000
May 16, 2013(3)	N/A	125,000
December 9, 2013(4)	N/A	450,000

Note:

(1)

On September 27, 2013, GoGold completed a debt and equity financing with Orion pursuant to which Orion agreed to provide US$30 million in senior secured debt, to be drawn in two tranches subject to customary conditions, bearing interest at Libor plus 6.5%, repayable in equal instalments over a three year period commencing in September 2014. The first tranche of US$15 million was funded on September 27, 2013. In addition, Orion Master, an affiliate of Orion, purchased 4,693,563 GoGold Shares and 2,000,000 common share purchase warrants of GoGold (“Orion Financing Warrants”) for an aggregate purchase price of US$5 million. Each whole Orion Financing Warrant entitles Orion Master to acquire one GoGold Share at a price of US$1.50 until September 27, 2015. Orion has the right to purchase additional GoGold Shares and/or participate in future securities offerings by GoGold in order to maintain its proportionate ownership.

(2)	On March 1, 2013, GoGold issued 150,000 options pursuant to its stock option plan. Each option entitles the holder to acquire one GoGold Share at a price of $1.26 until March 1, 2018.
(3)	On May 16, 2013, GoGold issued 125,000 options pursuant to its stock option plan. Each option entitles the holder to acquire one GoGold Share at a price of $1.30 until May 16, 2018.
(4)	On December 9, 2013, GoGold issued 450,000 options pursuant to its stock option plan. Each option entitles the holder to acquire one GoGold Share at a price of $1.00 until December 9, 2018.

Price Range and Trading Volume of GoGold Shares

The GoGold Shares are listed and posted for trading on the TSX under the symbol “GGD”. The following table sets forth the high and low closing prices and average volumes of the GoGold Shares traded on the TSX for the periods indicated:

Calendar Period(1)	High-Price	Low-Price	Volume
	($)	($)
2013
January	1.41	1.23	452,901
February	1.36	1.20	1,141,215
March	1.35	1.20	172,925
April	1.27	1.02	356,053
May	1.17	0.98	519,825
June	1.14	0.96	293,008
July	1.08	0.95	270,311
August	1.19	0.91	1,063,828
September	1.19	1.03	306,977
October	1.14	0.96	594,712
November	1.05	0.90	350,946
December	1.19	0.89	341,632
2014
January 1 to 21	1.38	1.05	283,238

Note:

(1)	Source for data in the above table is Stockwatch. Past performance should not be seen as an indicator of future performance.

At the close of business on December 27, 2013, the last business day prior to the announcement of the Offer, the closing sale price of the GoGold Shares on the TSX was $0.97. Securityholders are urged to obtain current market quotations for the GoGold Shares.

2. Animas

Corporate Overview

Animas is a North American mineral resource company focused on acquisition and discovery of mineral deposits in the Americas. Animas’ principal property is the Santa Gertrudis Gold Project in Mexico.

Animas was incorporated on June 29, 2006 under the BCBCA.

Animas is a reporting issuer or the equivalent in the Provinces of British Columbia and Alberta and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com. Animas’ Common Shares are also registered as a class under section 12(g) of the Exchange Act, and, accordingly, Animas is also subject to the reporting requirements of section 13(a) of the Exchange Act, and the rules promulgated thereunder.

Animas’ registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

Certain Reporting and Disclosure Requirements

Pursuant to the provisions of the Securities Laws of various provinces of Canada, the directors of Animas must send a circular to all Securityholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Animas subsequent to the date of the most recently published financial statements of Animas.

Description of Share Capital

The authorized share capital of Animas consists of an unlimited number of Common Shares without par value. Based on information contained in the Animas Public Disclosure Record, as at January 6, 2014, Animas had 71,630,884 Common Shares issued and outstanding. In addition, as of January 6, 2014, (i) 12,500,000 Common Shares were reserved for issuance pursuant to the exercise of warrants (exercisable at a price of $0.10 per warrant until May 10, 2016), and (ii) 1,635,000 Common Shares were reserved for issuance pursuant to the exercise of stock purchase options (exercisable at prices between $0.10 and $1.16 per option and expiring on dates between June 9, 2014 and November 8, 2017).

Animas has also reserved 2,000,000 Common Shares for future issuance as a performance bonus pool contingent upon the earlier of (i) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces, (ii) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding Common Shares, and (iii) the date on which the Santa Gertrudis Gold Project is sold by the Animas to an independent third party.

The holders of the Common Shares are entitled to (i) one vote per Common Share at Animas meetings, (ii) receive dividends if, as, and when declared by the Animas Board, and (iii) upon dissolution, share equally in the assets of Animas as are distributable to the holders of the Common Shares.

Dividends and Dividend Policy

In order to maximize ongoing development efforts, Animas does not pay dividends. Animas’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

Price Range and Trading Volume of Animas Shares

The Common Shares are listed and posted for trading on Tier 2 of the TSX-V under the stock symbol “ANI”. The following table sets forth the high and low closing prices and average volumes of the Common Shares traded on the TSX-V for the periods indicated:

Calendar Period(1)	High-Price	Low-Price	Volume
	($)	($)
2013
January	0.08	0.05	500,228
February	0.08	0.06	418,456
March	0.08	0.05	621,050
April	0.06	0.05	565,900
May	0.08	0.05	668,000
June	0.07	0.05	210,880
July	0.06	0.04	832,935
August	0.04	0.03	610,000
September	0.08	0.03	406,721
October	0.05	0.03	347,266
November	0.04	0.03	726,100
December	0.14	0.03	3,624,200
2014
January 1 to 21	0.15	0.13	2,148,539

Note:

(1)	Source for data in the above table is Stockwatch. Past performance should not be seen as an indicator of future performance.

At the close of business on December 27, 2013, the last business day prior to the announcement of the Offer, the closing sale price of the Common Shares on the TSX-V was $0.08. The Offer Price represents a premium of 88% over the closing price of the Common Shares on the TSX-V on December 27, 2013 and 138% over the 20-day volume-weighted average closing price of the Common Shares as at December  27, 2013. Securityholders are urged to obtain current market quotations for the Common Shares.

3. Pro Forma Financial Statements

Securityholders should refer to Appendix “A” to the Offer and Circular for unaudited pro forma consolidated balance sheet as at September 30, 2013 and consolidated statements of earnings of GoGold for the year ended September 30, 2013, giving effect to the proposed acquisition of all of the issued and outstanding Animas Shares and Animas Warrants in the manner set forth therein. Such pro forma financial statements have been prepared using certain of GoGold’s and Animas’ respective financial statements as more particularly described in the notes to the pro forma financial statements. GoGold has not had access to any non-public books and records of Animas, has relied entirely on Animas’ publicly filed Animas Financial Statements and is not in a position to independently assess or verify the information in Animas’ publicly filed documents, including the Animas Financial Statements that were used to prepare the pro forma financial statements. Such pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such pro forma financial statements. Any potential synergies that may be realized after consummation of the transaction have been excluded from such pro forma financial statements. Since the pro forma financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. Also, GoGold has not had an opportunity to meet with Animas’ independent auditors to discuss the Animas Financial Statements upon which the pro forma financial statements are based. Furthermore, GoGold has not obtained the consent of Animas’ independent auditors as to the use of their audit report in respect of the Animas audited financial statements upon which the pro forma financial statements are partially derived. The data contained in the pro forma financial statements represents only a simulation of the potential impact of the Offeror’s acquisition of Animas. Securityholders are cautioned to not place undue reliance on such pro forma financial statements.

4. Documents Incorporated by Reference

Information has been incorporated by reference in the Offer and Circular from documents filed with the Securities Regulatory Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice-President and Chief Administrative Officer of GoGold at #1301-2000 Barrington Street, Cogswell Tower, Halifax, Nova Scotia, B3J 3K1 (telephone: 1-902-482-1998) and are also available on SEDAR at www.sedar.com.

The following documents filed with the Securities Regulatory Authorities by GoGold are specifically incorporated by reference into, and form an integral part of, the Offer and Circular:

(a)	the management information circular of GoGold dated February 22, 2013, in respect of the annual and special meeting of shareholders of GoGold held on March 26, 2013;

(b)	the material change report of GoGold dated October 7, 2013, in respect of GoGold closing a US$35 million equity and debt financing by Orion Mine Finance;

(c)	the material change report of GoGold dated November 25, 2013, in respect of GoGold’s announcement of the execution of a letter of intent with Animas to purchase the Santa Gertrudis Gold Project;

(d)	the material change report of GoGold dated December 11, 2013, in respect of GoGold’s announcement of the execution of the GoGold Agreement;

(e)	the annual audited consolidated financial statements of GoGold as at and for the financial year ended September 30, 2013, together with the notes thereto and the auditors’ report thereon;

(f)	the management’s discussion and analysis of financial condition and results of operations of GoGold dated December 30, 2013, for the financial year ended September 30, 2013;

(g)	the annual information form of GoGold dated December 30, 2013, for the year ended September 30, 2013; and

(h)	the material change report of GoGold dated January 7, 2014, in respect of the announcement made by GoGold of its intention to make the Offer.

All documents of the type referred to in the preceding paragraph (excluding confidential material change reports) that are required to be filed by GoGold with the Securities Regulatory Authorities after the date of the Offer and Circular and prior to the Expiry Time, shall be deemed to be incorporated by reference into and form an integral part of the Offer and Circular. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to GoGold. Securityholders should review all information contained in the Offer and Circular and the documents incorporated by reference before making a decision to tender their Animas Shares or Animas Warrants to the Offer.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of the Offer and Circular.

GoGold has not authorized any other person to provide you with information different from that contained in the Offer and Circular. Information on any website maintained by GoGold does not constitute a part of the Offer and Circular.

5. Background to the Offer

On April 15, 2013 a representative of GoGold called Animas to discuss the status of the Santa Gertrudis Gold Project in Mexico after researching some potential property acquisitions. Animas advised GoGold that in February 2013 it had signed a letter of intent with Dore King Min SA de CV (“DKM”), a private Mexican gold mining company, in relation to the Santa Gertrudis Gold Project. The letter of intent required certain conditions to be met by DKM before June 30, 2013, including the making of a payment to Animas. Certain informal discussions continued between GoGold and Animas.

Near the end of June 2013, Animas advised GoGold that it had been informed by DKM that it would not meet the payment deadline of June 30, 2013, as required by the letter of intent. Subsequently, on June 20, 2013, GoGold signed a confidentiality agreement with Animas. Thereafter, GoGold carried out some initial due diligence and held preliminary discussions with Animas’ management regarding a potential strategic investment by GoGold in the Santa Gertrudis Gold Project.

Following discussions and negotiations regarding the terms of a proposal, on November 12, 2013, GoGold entered into an initial letter of intent with Animas which allowed GoGold to acquire 100% of First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V. and Compania Minera Chuqui, S.A. de C.V., the Mexican subsidiaries of Animas which hold the titles to the Santa Gertrudis Gold Project. The letter of intent was subject to several conditions, including completion of satisfactory due diligence by GoGold, the signing of a definitive acquisition agreement as well as all necessary regulatory approvals. The letter of intent also contained right to match provisions for the benefit of GoGold. The payment terms of the acquisition were set out in the letter of intent as follows:

•	$3,000,000 payable in cash over three years from the date of closing of the acquisition;

•

a 3% net smelter returns royalty for gold and silver and a 2% net smelter returns royalty for all other metals on the Santa Gertrudis Gold Project, calculated and paid before any tax, VAT, or withholding tax. GoGold would have the right to purchase one-third of the net smelter return royalty at any time for $5,000,000; and

•

starting January 1, 2017, a minimum advance royalty of $250,000 annually for a period of 4 years in the event the mine is not in production. These advance royalty payments would be credited against any payments of the net smelter return royalty.

Subsequently, on November 27, 2013, Marlin made a competing proposal to Animas for the Santa Gertrudis Gold Project. The payment terms of the competing proposal were as follows:

•	$5,000,000 payable in cash on closing of the acquisition;

•

a 3% net smelter returns royalty for gold and silver and a 2% net smelter returns royalty for all other metals on the Santa Gertrudis Gold Project, calculated and paid before any tax, VAT or withholding tax. Marlin would have the right to purchase one-third of the net smelter return royalty at any time for $5,000,000; and

•

starting January 1, 2017, a minimum advance royalty of $250,000 annually for a period of 4 years in the event the mine is not in production. These advance royalty payments would be credited against any payments of the net smelter return royalty.

On December 3, 2013, Animas contacted Marlin twice to discuss details about the Marlin proposal, including inquiring about Marlin, its ability to make the payment offered and put a mine into production in Mexico. Animas also asked Marlin whether it was aware of the details of the history with the Ejido, the entity responsible for some of the surface access in Mexico, because Marlin had not visited the Santa Gertrudis Gold Project, and if it was willing to make certain property payments due in January 2014. Animas also asked Marlin to remove its requirement for further due diligence. Despite these negotiations, Marlin did not alter its proposal, nor did it confirm its willingness to make the property payment due in January 2014.

During the period from November 28, 2013 to December 4, 2013, Animas performed some due diligence on Marlin. Animas contacted parties that had worked with the directors and the management of Marlin in the past to understand the history of Marlin, its financial situation, and the ability of its management team to put mines into production, as the value of the proposed net smelter return royalty depended on having a good operator for the Santa Gertrudis Gold Project. In addition, during the period from December 2, 2013 to December 5, 2013, two directors from the Animas Board travelled to Mexico to meet with Animas personnel and GoGold personnel in Mexico.

As required by the letter of intent between Animas and GoGold, on November 29, 2013, the Animas Board advised GoGold of the competing proposal from Marlin and that it had determined that the proposal was in fact superior.

Following discussions between November 29, 2013 and December 4, 2013, the Offeror and Animas, together with their legal advisors, negotiated a definitive agreement that set out the terms of a revised proposal by GoGold, in accordance with the right to match provisions set out in the letter of intent. On December 4, 2013, GoGold and Animas entered into the GoGold Agreement in respect of the sale of the Santa Gertrudis Gold Project to GoGold (the “GoGold Transaction”). In connection with the GoGold Transaction, GoGold agreed to waive the requirement for further due diligence as requested by the Animas Board and to provide a deposit of $250,000 upon signing of a GoGold Agreement. The payment terms of the GoGold Transaction were set out in the GoGold Agreement as follows:

•	$250,000 payable as a deposit upon signing the GoGold Agreement;

•	$4,750,000 payable in cash on closing of the acquisition;

•

a 3% net smelter returns royalty for gold and silver and a 2% net smelter returns royalty for all other metals on the Santa Gertrudis Gold Project, calculated and paid before any tax, VAT or withholding tax. GoGold would have the right to purchase one-third of the net smelter return royalty at any time for $5,000,000; and

•

starting January 1, 2017, a minimum advance royalty of $250,000 annually for a period of 4 years in the event the mine is not in production. These advance royalty payments would be credited against any payments of the net smelter return royalty.

On December 9, 2013, Marlin made a public announcement of its intention to make the Marlin Offer.

Also on December 9, 2013, the Animas Board scheduled a special meeting of Shareholders to be held on February 7, 2014 to seek Shareholder approval of the GoGold Transaction pursuant to the GoGold Agreement. As of such date, Animas had received the written consent of Shareholders holding 53.8% of the issued and outstanding Animas Shares in respect of the GoGold Transaction.

On December 23, 2013, Marlin commenced the unsolicited Marlin Offer to acquire all outstanding Animas Shares for $0.10 in cash per Animas Share by mailing its take-over bid circular.

On December 23, 2013, the Offeror’s representatives approached Animas’ representatives to request a meeting to explore the possibility of a potential proposal by the Offeror. Consequently, from December 23, 2013 to December 27, 2013, GoGold had discussions with Ernesto Echavarria, being the largest Shareholder of Animas, and various other Shareholders regarding a potential offer by GoGold. The Animas Board was informed of these discussions and was asked for trading in the Common Shares on the TSX-V to be halted on the evening of December 26, 2013. GoGold subsequently entered into the Lock-Up Agreements with the Lock-Up Parties.

On December 24, 2013, the Animas Board formed a special committee (the “Special Committee”) to consider the Marlin Offer and any other offers that may arise in connection thereto.

In connection with the entering into the Lock-Up Agreements, on December 27, 2013, GoGold deposited $1,000,000 in escrow with an escrow agent in accordance with the Escrow Agreement.

On December 28, 2013, the Animas Board met, with legal counsel present, to consider the Marlin Offer and the proposed offer from GoGold. The Animas Board determined that the proposed offer from GoGold was likely to, if consummated in accordance with its terms, result in a transaction which is more favorable to Securityholders than the Marlin Offer. In arriving at its conclusions and formulating its recommendations the Animas Board considered fully all the matters related to under the heading “Reasons for Recommending the

Rejection of the Marlin Offer” in the directors’ circular relating to the Marlin Offer. At this meeting, which included the members of the Special Committee, the Special Committee determined that it was not necessary to meet independent of the Animas Board to consider the Marlin Offer and the proposed GoGold offer. The Animas Board also determined that the proposed GoGold offer was significantly and clearly superior to the Marlin Offer and that it was determined that a financial advisor was not required.

The Offer was publicly announced by GoGold on December 30, 2013. Subsequent thereto, on December 30, 2013, the Animas Board, announced that, on a preliminary basis, it was unanimously supporting the proposed offer by GoGold and proposed that, subject to receipt of the final Offer, it would be recommending that all of the Securityholders tender their securities to the Offer, once formally made by GoGold. The Animas Board also recommended that all Securityholders reject the Marlin Offer as it is inferior to the proposed offer to be made by GoGold.

In addition, on December 30, 2013, the Animas Board announced that it had formally waived the application of the Shareholder Rights Plan in connection with the Marlin Offer and the proposed offer contained in the press release of GoGold dated December 30, 2013.

In light of the Offer, and with the consent of GoGold, on January 6, 2014, the Animas Board cancelled the previously scheduled special meeting of Shareholders to be held on February 7, 2014 to seek Shareholder approval of the GoGold Transaction.

On January 7, 2014, the Animas Board mailed its directors’ circular to the Securityholders as required by applicable securities laws in response to the Marlin Offer. The Animas Board reconfirmed its recommendation to Securityholders to not tender their Animas Shares to the Marlin Offer.

On January 22, 2014, the board of directors of GoGold approved the Offer Documents and authorized the commencement of the Offer and the mailing of Offer Documents to Securityholders.

6. Reasons to Accept the Offer

Securityholders should consider the following factors, which the Offeror considers to be relevant, in making their decision to accept the Offer:

Significant Premium

The Offer Price represents a premium of approximately:

•	275% over the closing price of the Common Shares on the TSX-V on December 6, 2013 and 289% over the 20-day volume-weighted average closing price of the Common Shares as at December 6, 2013;

•	50% over the consideration offered under the Marlin Offer; and

•	88% over the closing price of the Common Shares on the TSX-V on December 27, 2013 and 138% over the 20-day volume-weighted average closing price of the Common Shares as at December 27, 2013.

The Offer Price has been calculated based on GoGold’s closing share price on the TSX on December 27, 2013, which was the last trading day prior to the GoGold’s announcement of its intention to the make the Offer.

Ongoing Participation in the Exploration and Development of the Santa Gertrudis Gold Project

As Securityholders will receive GoGold Shares under the Offer, they will directly and indirectly benefit from ongoing participation in the exploration and development of the Santa Gertrudis Gold Project.

The GoGold technical team is currently evaluating a large database located at the Santa Gertrudis Gold Project of 2,422 drill holes (250,539 meters of both core and reverse circulation drilling), along with more than 100,000 meters of blast holes to upgrade the current resource at the Santa Gertrudis Gold Project to measured and indicated to advance the project towards final feasibility and production. The GoGold team believes that it can achieve final feasibility in 2014.

Enhanced Liquidity

The purchase price offered for the Animas Shares will be paid in cash and GoGold Shares providing Securityholders with enhanced liquidity at a significant premium to unaffected trading prices, as well as the opportunity to sell Animas Shares free of broker commissions and fees.

Participation in the Development of the Parral Tailings Project

As Securityholders will receive GoGold Shares under the Offer, they will directly and indirectly benefit from an opportunity to participate in the upside of GoGold’s Parral Tailings Project, which is expected to start production in 2014. The Santa Gertrudis Gold Project fits GoGold’s vision to add projects with potentially low start-up costs and a fast track to production.

Dedicated Team with a Proven Track Record in Mexico

As Securityholders will receive GoGold Shares under the Offer, they will directly and indirectly benefit from GoGold’s approach to project development.

GoGold’s management team includes persons with a strong track record and proven experience in project development in Mexico, including certain members who have prior experience with Gammon Gold Inc. (now known as AuRico Gold Inc.).

Strengthened Balance Sheet to Support Growth Strategies

As Securityholders will receive GoGold Shares under the Offer, they will be provided with exposure to a combined entity with a stronger balance sheet with enhanced flexibility to support growth strategies, when necessary.

Unanimous Recommendation of the Animas Board

The Animas Board, upon consultation with its legal advisors, has unanimously determined that the Offer is fair to Securityholders and in the best interests of Animas and the Securityholders and has unanimously recommended that Securityholders deposit their Animas Shares and Animas Warrants to the Offer.

Lock-Up Agreements

In connection with the Offer, GoGold has entered into the Lock-Up Agreements with the Locked-Up Parties owning 45,625,330 Animas Shares, or approximately 63.7% of the issued and outstanding Common Shares (approximately 66.9% on a fully-diluted basis), pursuant to which such Lock-Up Parties have agreed to deposit or cause to be deposited their Animas Shares to the Offer. Under the Lock-Up Agreements the Locked-Up Parties are precluded from tendering or voting any of their Animas Shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with the Offer. See Section 7 of this Circular, “Description of Lock-Up Agreements”.

7. Description of Lock-Up Agreements

In connection with the Offer, GoGold has entered into the Lock-Up Agreements with the Locked-Up Parties owning 45,625,330 Animas Shares, or approximately 63.7% of the issued and outstanding Common Shares (approximately 66.9% on a fully-diluted basis), pursuant to which such Lock-Up Parties have agreed to deposit or cause to be deposited their Animas Shares to the Offer. Each Lock-Up Agreement sets forth, among other things, the terms and conditions upon which each of the Locked-Up Parties has agreed to deposit or cause to be deposited under the Offer all of the Animas Shares and Animas Warrants legally or beneficially owned by such Locked-Up Party or over which such Locked-Up Party exercises control or direction. The following is a summary of certain principal terms of the Lock-Up Agreements. This summary is qualified in its entirety by the full text of the Lock-Up Agreements, which have been filed by the Offeror with the applicable Securities Regulatory Authorities and are available on SEDAR at www.sedar.com under Animas’ profile.

Each Locked-Up Party has agreed that until the earlier of (i) the Offeror having taken up and paid for the Animas Shares under the Offer, (ii) the termination of the Lock-Up Agreement, and (iii) the termination of the Offer, the Locked-Up Party will:

(a)

not sell, transfer or create any encumbrance affecting any of the Animas Shares or relinquish or restrict the Locked-Up Party’s right to vote any of the Animas Shares, other than pursuant to the Offer;

(b)

take all such steps as are required to ensure that: (i) at the time at which the Locked-Up Party deposits the Animas Shares under the Offer, except for pursuant to the Lock-Up Agreement, the Animas Shares will be owned beneficially by the Locked-Up Party free and clear of any and all “Liens” (as defined in the Lock-Up Agreements) and will not be subject to any shareholders’ agreement, voting trust or other similar agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other similar agreement affecting such Animas Shares and binding on an acquirer thereof without its consent, and (ii) GoGold will acquire any of the Animas Shares taken up and paid for by GoGold under the Offer in accordance with its terms free and clear of any and all Liens; and

(c)

not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Animas Shares pursuant to the Lock-Up Agreement by the sale of any direct or indirect holding company or the granting of a proxy on the shares of any direct or indirect holding company and which would have, indirectly, any effect prohibited by the Lock-Up Agreement.

Each Locked-Up Party has further agreed that:

(a)

so long as the Locked-Up Party is not entitled to withdraw the Animas Shares from the Offer, the Locked-Up Party will not and will use its commercially reasonable efforts to cause its representatives and advisors not to, directly or indirectly:

(i)

solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, offers, expressions of interest or proposals regarding an acquisition proposal or potential acquisition proposal;

(ii)

participate in any substantive discussions or negotiations regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any acquisition proposal or potential acquisition proposal; or

(iii)

except in the ordinary course of business, furnish or cause to be furnished any non public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of Animas or any of its subsidiaries to any person other than GoGold and its representatives, other than as furnished or disclosed prior to the date of the Lock-Up Agreement or in circumstances where Animas may thereafter be permitted to disclose or furnish such information in accordance with the terms of the “Acquisition Agreement” (as defined in the Lock-Up Agreement);

(b)

the Locked-Up Party will immediately cease and cause to be terminated all existing discussions and negotiations by the Locked-up Party, if any, with any person other than GoGold conducted before the date of the Lock-Up Agreement with respect to an acquisition proposal;

(c)

the Locked-Up Party covenants and agrees with GoGold that, during the period commencing on the date of the Lock-Up Agreement and continuing until its termination, and except as otherwise contemplated therein or permitted thereunder, the Locked-Up Party:

(i)	shall not exercise any shareholder rights or remedies available at common law or pursuant to applicable Laws to delay, hinder or challenge the Offer;

(ii)

shall exercise all voting rights attached to the Animas Shares owned or controlled by the Locked-Up Party to vote against any resolution to be considered by the Securityholders that, if approved, could reasonably be considered to reduce the likelihood of success of the Offer; and

(iii)

shall not take any action or fail to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by the Locked-Up Party in the Lock-Up Agreement untrue in any material respect.

Each Lock-Up Agreement may be terminated:

(a)	at any time by mutual consent of GoGold and the Locked-Up Party;

(b)	by the Locked-Up Party if:

(i)

GoGold does not commence the Offer and mail the Offer Documents before 11:59 p.m. (Toronto time) on January 31, 2014; provided such failure to commence the Offer has not been caused by any act or failure to act by the Locked-Up Party;

(ii)

any representation or warranty of GoGold under the Lock-Up Agreement shall have been at the date thereof untrue or incorrect in any material respect or if GoGold is in default of any covenant or obligation thereunder in any material respect and, in each case, such inaccuracy or non-compliance is not curable or, if curable, not cured by the earlier of the date which is 10 days from the date of written notice of such breach and the business day prior to the Expiry Time;

(iii)	GoGold has not taken up and paid for the Animas Shares under the Offer by April 30, 2014;

(iv)

the execution of the Escrow Agreement and delivery by GoGold to the parties thereto and the transfer by GoGold to an escrow agent of a $1,000,000 deposit has not occurred by the date that is three (3) business days following the date of execution by the Locked-Up Party of the Lock-Up Agreement; or

(c)	by GoGold if:

(i)

the Locked-Up Party is in default of any covenant or obligation under the Lock-Up Agreement in any material respect or if any representation or warranty of the Locked-Up Party under the Lock-Up Agreement shall have been at the date thereof untrue or incorrect in any material respect; provided that, in the case of a default of any representation, warranty, covenant or obligation thereunder, such default is not curable or, if curable, not cured by the earlier of the date which is 10 days from the date of written notice of such default and the business day prior to the Expiry Time; or

(ii)	any condition of the Offer is not be satisfied or waived (to the extent permitted by the Lock-Up Agreement) at the Expiry Time and GoGold does not elect to waive such condition.

In connection with the Offer and the entering into of the Lock-Up Agreements, on December 27, 2013, GoGold deposited $1,000,000 in escrow with an escrow agent in accordance with the Escrow Agreement. Under the terms of the Escrow Agreement, the escrow agent agreed and agrees to pay to Animas $1,000,000 if GoGold failed to mail the Offer Documents by January 31, 2014 (subject to extension in certain limited circumstances) or if GoGold does not take-up and pay for the Deposited Securities under the Offer by April 30, 2014, in each case provided that the Locked-Up Parties are at all times in compliance with their obligations under the Lock-Up Agreements and the Animas Board has unanimously recommended that Securityholders accept the Offer and such recommendation shall not have been withdrawn, changed, modified or qualified in a manner adverse to GoGold.

8. Purpose of the Offer and the Offeror’s Plans for Animas

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all the Animas Shares and Animas Warrants. The effect of the Offer is to give Securityholders the opportunity to receive (i) $0.07 in cash and 0.0851 of a GoGold Share for each Animas Share (for an Offer Price of $0.15 for each Animas Share), and (ii) one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants held by a Warrantholder, calculated using the Offer Price, rounded down to the nearest whole GoGold Share.

The acquisition of Animas is in line with the Offeror’s strategy of acquiring projects with potentially low start-up costs and a fast track to production.

Offeror’s Plans for GoGold and Animas following the Completion of the Offer

Upon the successful completion of the Offer, it is the Offeror’s intention to cause Animas to develop the Santa Gertrudis Gold Project in accordance with appropriate development plans and timelines to be determined in the context of the project.

If the Offeror takes up and pays for Animas Shares validly deposited under the Offer (at least 66 2⁄3% of the outstanding Animas Shares (calculated on a fully-diluted basis)), the Offeror intends to complete a Second Step Transaction, if available, to acquire all the outstanding Animas Shares and Animas Warrants not deposited under the Offer. See Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer”.

If the Offeror proposes a Second Step Transaction but cannot promptly obtain any required approval, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by Laws, purchasing additional Animas Shares in the open market, in privately negotiated transactions or in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Animas Shares or Animas Warrants acquired pursuant to the Offer.

If the Offer, and any Second Step Transaction, is successful (i) the Offeror will own all of the equity interests in Animas and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership, (ii) GoGold intends to work towards permitting, development, construction and restarting gold production at the Santa Gertrudis Gold Project, (iii) current Securityholders will no longer have any interest in Animas or Animas’ assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth, (iv) the Offeror will have the right to elect all members of the Animas Board, (v) Animas will no longer be a public company and Animas will no longer file periodic reports (including financial information) with any Securities Regulatory Authorities, and (vi) the Common Shares will no longer trade on the TSX-V or any other securities exchange.

If permitted by applicable Law, subsequent to the completion of the Offer and a Second Step Transaction, the Offeror intends to delist the Common Shares from the TSX-V, to cause Animas to cease to be a reporting issuer in each province in Canada in which it has such status and to de-register the Common Shares under the Exchange Act and cause Animas to cease reporting with the SEC. See Section 14 of this Circular, “ Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

9. Treatment of Convertible Securities

The Offer is being made only for Animas Shares and Animas Warrants and is not made for any other Convertible Securities. Any holder of such Convertible Securities (other than Animas Warrants) who wishes to accept the Offer must, to the extent permitted by the terms of such Convertible Security and applicable Laws, exercise, exchange or convert such Convertible Securities in accordance with their terms in order to acquire Animas Shares and then deposit such Animas Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will acquire the Animas Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time in compliance with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance”.

See Section 15 of this Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited Under the Offer”.

Securityholders who deposit their Animas Shares will be deemed to have deposited the SRP Rights associated with such Animas Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Animas Shares will be allocated to the SRP Rights. However, such Securityholders must still comply with the procedures set out in Section 3, “Manner of Acceptance —SRP Rights”.

Neither the Canadian nor the United States tax consequences to holders of Convertible Securities of exercising, exchanging or converting any Convertible Securities are described in the Circular. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision of whether to exercise, exchange or convert such Convertible Securities.

10. Source of Funds

The Offeror’s obligation to purchase the Animas Shares or Animas Warrants tendered in the Offer is not subject to any financing condition.

The Offeror estimates that if it acquires all of the Animas Shares not presently owned by the Offeror or its affiliates pursuant to the Offer, the total amount of cash required for the purchase of such Animas Shares (on a fully-diluted basis (assuming the conversion of all in-the-money Convertible Securities, including the Animas Warrants)) will be approximately $6,036,162. The Offeror has sufficient funds on hand to fund the Offer.

11. Ownership of and Trading in Securities of Animas

No securities of Animas, including Common Shares or Convertible Securities, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Animas, by the Offeror or its directors or officers or, to the knowledge of such directors and officers after reasonable enquiry, (i) any associate or affiliate of an insider of the Offeror, (ii) any insider of the Offeror (other than a director or officer of the Offeror), or (iii) any person acting jointly or in concert with the Offeror.

No securities of Animas, including the Common Shares, have been traded during the six-month period preceding the date of the Offer by the Offeror, by the directors or officers of the Offeror, to the knowledge of the directors or officers of the Offeror, after reasonable enquiry, by (i) any insider of the Offeror (other than a director or officer of the Offeror), (ii) any associate or affiliate of an insider of the Offeror, or (iii)  any person acting jointly or in concert with the Offeror.

12. Commitments to Acquire Securities of Animas

Except pursuant to the Offer, neither the Offeror nor any director or officer of the Offeror nor, to the knowledge of the directors and officers of the Offeror, after reasonable enquiry, (i) any insider of the Offeror (other than a director or officer of the Offeror), (ii) any associate or affiliate of an insider of the Offeror, or (iii) any person acting jointly or in concert with the Offeror, have entered into any commitments to acquire any securities of Animas.

13. Agreements, Commitments or Understandings

There are no agreements, commitments or understandings made or proposed to be made between the Offeror, on the one hand, and any of the directors or officers of Animas or any of its subsidiaries, as applicable, on the other, and, without limiting the generality of the foregoing, no payments or other benefits are proposed to be made or given by the Offeror to any of the directors or officers of Animas by way of compensation for loss of office or remaining in or retiring from office if the Offer is successful.

Other than the Lock-Up Agreements and the Escrow Agreement, there are no agreements, commitments or understandings relating to the Offer made or proposed to be made between the Offeror and Animas or any Securityholder.

The Offeror is not aware of and does not have access to any other agreements, commitments or understandings that could affect control of Animas and that can reasonably be regarded as material to a Securityholder in deciding whether or not to deposit Animas Shares and Animas Warrants under the Offer.

14. Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Animas Shares and Animas Warrants by the Offeror pursuant to the Offer will reduce the number of Animas Shares and Animas Warrants that might otherwise trade publicly, will reduce the number of Securityholders and, depending on the number of Animas Shares and Animas Warrants acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Animas Shares and Animas Warrants held by the public. It may also adversely affect the liquidity and market value of any other Convertible Securities.

The rules and regulations of the TSX-V establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the TSX-V. Among such criteria is the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Animas Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares.

If permitted by applicable Law, subsequent to the completion of the Offer and a Second Step Transaction, the Offeror intends to delist the Common Shares from the TSX-V, to cause Animas to cease to be a reporting issuer in each province in Canada in which it has such status and to de-register the Common Shares under the Exchange Act and cause Animas to cease reporting with the SEC. If the Common Shares are delisted from the TSX-V, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Animas remains subject to public reporting requirements in Canada and other factors.

15. Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer

It is the Offeror’s current intention that if, under the Offer, the Offeror takes up and pays for such number of Animas Shares and Animas Warrants which, together with any other Animas Shares or Animas Warrants, as the case may be, beneficially owned or over which control or discretion is exercised by the Offeror and its affiliates and joint actors, represents at least 66 2⁄3% of the issued and outstanding Animas Shares (calculated on a fully-diluted basis), it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Animas Shares and Animas Warrants not acquired pursuant to the Offer. There is no assurance that such transactions will be completed.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Securityholders who, in the aggregate, hold not less than 90% of the issued and outstanding Animas Shares as at the Expiry Time, other than Animas Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, the Offeror intends, subject to compliance with all applicable Laws, to acquire (the “Compulsory Acquisition”) all the remaining Animas Shares on the same terms that the Animas Shares were acquired pursuant to the Offer, pursuant to the provisions of Section 300 of the BCBCA.

To exercise such statutory right, the Offeror must send notice (the “Offeror’s Notice”) to each holder of Animas Shares to whom the Offer was made but who did not accept the Offer (each, a “Remaining Securityholder”) within five months after the date of the Offer that the Offeror wants to acquire such Animas Shares. If the Offeror’s Notice is sent to a Remaining Securityholder under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Animas Shares of that Remaining Securityholder that were involved in the Offer for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by the Remaining Securityholder within two months after the date of the Offeror’s Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Animas Shares held by the Remaining Securityholder and make any such consequential orders and give such directions as the Court considers appropriate. Unless the Court orders otherwise, the Offeror must, not earlier than two months after the date of the Offeror’s Notice, send a copy of the Offeror’s Notice to Animas and must pay or transfer to Animas the amount of cash or other consideration representing the price payable by the Offeror for the Animas Shares that are referred to in the Offeror’s Notice. On receiving the copy of the Offeror’s Notice and the amount of cash or other consideration representing the price payable for the Animas Shares referred to in the Offeror’s Notice, Animas will be required to register the Offeror as a Shareholder with respect to those Animas Shares. Any such amount received by Animas for the Animas Shares must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Animas, or by a trustee approved by the Court, in trust for the persons entitled to that sum.

Section 300(9) of the BCBCA also provides that if the Offeror has not sent the Offeror’s Notice to a Remaining Securityholder within one month after becoming entitled to do so, the Offeror must send a written notice to each Remaining Securityholder stating that the Remaining Securityholder, within three months after receiving such notice, may require the Offeror to acquire the Animas Shares of that Remaining Securityholder that were involved in the Offer. If the Remaining Securityholder requires the Offeror to acquire its Animas Shares in accordance with these provisions, the Offeror must acquire those Animas Shares for the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Appendix “B” to the Offer and Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Securityholder’s rights may be lost or altered. Securitholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada” for a discussion of the tax consequences to Securityholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction

If GoGold takes up and pays for Animas Shares or Animas Warrants validly deposited under the Offer, GoGold intends to take such action as is necessary, including causing a special meeting of Securityholders to be called, to consider a statutory arrangement involving Animas and GoGold, or a subsidiary of Animas or an affiliate of GoGold, for the purpose of enabling GoGold or an affiliate of GoGold to acquire all Animas Shares or Animas Warrants not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction” in the case of Animas Shares, or a “Subsequent Warrant Acquisition Transaction” in the case of the Animas Warrants). Under such a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction, Animas may continue as a separate subsidiary of GoGold following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Animas Shares or Animas Warrants acquired pursuant to the Offer. If GoGold takes up and pays for 66 2⁄3% of the issued and outstanding Animas Shares (calculated on a fully-diluted basis) under the Offer, GoGold will own sufficient Animas Shares or Animas Warrants to effect a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction. GoGold reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction would result in the interest of a holder of Animas Shares or Animas Warrants being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction relating to Animas Shares or Animas Warrants will be a “business combination” under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions or Subsequent Warrant Acquisition Transaction to be “related party transactions”. However, if the Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Animas and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the Expiry Date provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction, the approval of holders of the outstanding Animas Shares or Animas Warrants at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction would be required in the manner and to the extent required by the Court. MI 61-101 would also require that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” holders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror is the registered holder of 90% or more of the Animas Shares or Animas Warrants at the time the Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Securityholders.

In relation to the Offer and any business combination, the minority Securityholder will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Securityholders other than the Offeror, any interested party (within the meaning of MI 61-101), a “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101) of the issuer, and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Animas Shares or Animas Warrants acquired under the Offer as “minority” shares and vote them, or to consider them voted, in favour of such business combination if, among other things (i) the business combination is completed not later than 120 days after the Expiry Date, (ii) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer, (iii) certain disclosure is provided in the Circular (and which disclosure is provided herein), and (iv) the Securityholder who tendered such Animas Shares or Animas Warrants to the Offer was not (a) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (b) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (c) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Animas Share or Animas Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Animas Shares or Animas Warrants, as applicable.

The Offeror currently intends (i) that the consideration offered per Animas Share or Animas Warrant under any Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Securityholders under the Offer, (ii) that such Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction will be completed no later than 120 days after the Expiry Date, and (iii) to cause any Animas Shares or Animas Warrants acquired under the Offer to be voted in favour of any such Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Any Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction may also result in Securityholders having the right to dissent in respect thereof and demand payment of the fair value of their Animas Shares or Animas Warrants. The exercise of such right of dissent, if certain procedures are complied with by the Securityholder, could lead to a judicial determination of fair value required to be paid to such dissenting Securityholder for its Animas Shares or Animas Warrants. The fair value so determined could be more or less than the amount paid per Animas Share or Animas Warrant pursuant to such transaction or pursuant to the Offer.

If GoGold proposes a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction, GoGold will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Animas Shares or Animas Warrants in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Animas, or taking no further action to acquire additional Animas Shares or Animas Warrants. Any additional purchases of Animas Shares or Animas Warrants could be at a price greater than, equal to or less than the value of the consideration to be paid for Animas Shares or Animas Warrant under the Offer and could be for cash and/or securities or other consideration. Alternatively, GoGold may sell or otherwise dispose of any or all Animas Shares or Animas Warrants acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by GoGold, which may vary from the terms and the value of the consideration to be paid for Animas Shares or Animas Warrants under the Offer.

The tax consequences to a Securityholder of a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction may differ significantly from the tax consequences to such Securityholder of accepting the Offer. See Section 19 of this Circular, “Certain Canadian Federal Income Tax Considerations”. Securityholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction if and when proposed.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See “— Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction” above.

Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority Securityholders.

Securityholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

16. Shareholder Rights Plan

The following is only a summary of the material provisions of the Shareholder Rights Plan obtained exclusively from the Animas Public Disclosure Record and is not meant to be a substitute for the information in the Shareholder Rights Plan.

The Animas Board adopted a Shareholder Rights Plan that was confirmed by the Shareholders at its annual and special meeting held on June 17, 2008 and was re-confirmed by the Shareholders at the annual and special meeting held on June 3, 2011. Animas publicly filed a copy of the Shareholder Rights Plan on SEDAR at www.sedar.com. Set out below is a description of the Shareholder Rights Plan based exclusively on the Animas Public Disclosure Record.

Pursuant to the Shareholder Rights Plan, Animas issued one SRP Right in respect of each Common Share outstanding as of the date of the Shareholder Rights Plan and authorized the issue of one SRP Right for each Common Share issued thereafter. The SRP Rights are attached to the Common Shares and are not exercisable until the “Separation Time”, which is defined in the Shareholder Rights Plan to mean the close of business on the eighth trading day after the earlier of (i) the date of first public announcement by Animas or an “Acquiring Person” (as hereinafter defined) that an Acquiring Person has become such, (ii) the date of the commencement of or first public announcement of the intent of any person to commence a “Take-Over Bid” (as defined in the Shareholder Rights Plan) other than a “Permitted Bid” (as defined in the Shareholder Rights Plan) or a Competing Permitted Bid (as hereinafter defined), and (iii) the date upon which a Take-Over Bid ceases to be a Permitted Bid or Competing Permitted Bid, or such later date as may be determined by the Animas Board.

Rights Exercise Privilege

After a person acquires 20% or more of the Common Shares or commences a Take-Over Bid to acquire Common Shares, other than by way of a Permitted Bid, the SRP Rights will separate and trade separately from the Common Shares and will be exercisable. The acquisition by any person (the “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.

Eight business days after the occurrence of a Flip-in Event, each SRP Right (other than those held by the Acquiring Person) will permit its holder the right to purchase from Animas that number of Animas Shares having an aggregate “Market Price” (as defined in the Shareholder Rights Plan) on the date of consummation or occurrence of such Flip-in Event equal to two times the “Exercise Price” (as defined in the Shareholder Rights Plan) for an amount in cash equal to the Exercise Price, subject to certain adjustments (i.e., at a 50% discount).

Permitted Bids

The requirements for a Permitted Bid include the following:

(a)	the Take-Over Bid must be made by way of a take-over bid circular;

(b)	the Take-Over Bid must be made to all holders of Common Shares;

(c)

Common Shares tendered pursuant to the Take-Over Bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Common Shares held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (“Independent Shareholders”) have been tendered to the Take-Over Bid and not withdrawn;

(d)	Shareholders who tender their Common Shares to the Take-Over Bid must be permitted to withdraw their Common Shares prior to the Common Shares being taken up and paid for; and

(e)

if more than 50% of the Common Shares held by Independent Shareholders are tendered to the Take-Over Bid within the 60 day period, the bidder must make a public announcement of that fact and the Take-Over Bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

Under the Shareholder Rights Plan, the Animas Board has the discretion prior to the occurrence of a Flip-In Event that would occur by reason of a Take-Over Bid made by means of a take-over bid circular sent to all holders of Common Shares, to waive the application of the plan to such Flip-In Event, provided that such waiver shall also be deemed to be a waiver in respect of any other Flip-In Event made by means of a take-over bid circular to all holders of Common Shares.

On December 30, 2013, the Animas Board announced that it had formally waived the application of the Shareholder Rights Plan in connection with the Marlin Offer and the proposed offer contained in the press release of GoGold dated December 30, 2013.

17. Risk Factors

As Securityholders will acquire GoGold Shares in consideration or partial consideration for all or a portion of the Animas Shares and Animas Warrants that they deposit under the Offer, Securityholders should carefully consider the risks and uncertainties associated with GoGold and the GoGold Shares set out in this Section 17 and those described in the documents that GoGold has filed with the Securities Regulatory Authorities incorporated by reference herein. See Section 4 of this Circular, “Documents Incorporated by Reference”. In addition, there are certain risks and uncertainties associated with the Offer and the combination of GoGold’s business and operations with Animas’ business and operations following successful completion of the Offer, including those set out in this Section 17. Additional risks and uncertainties relating solely to Animas are described in the documents filed by Animas with the Securities Regulatory Authorities and available on SEDAR at www.sedar.com. The Offeror expects that these risks and uncertainties will also be applicable to the combined business. These risks and uncertainties may not be the only risks and uncertainties faced by the Offeror or the combined entity. Other risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material could also materially and adversely affect the Offeror’s or the combined entity’s business, results of operations and/or financial condition. The risk factors set out below relate to the Offer and/or the combined business and operations of GoGold and Animas if the Offer is consummated.

The GoGold Shares issued in connection with the Offer may have a market value different than expected.

The market values of the GoGold Shares and the Common Shares at the time of the take-up of Animas Shares and Animas Warrants under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Securityholders tender their Animas Shares or Animas Warrants. If the market price of GoGold Shares declines, the value of the consideration received by Securityholders will decline as well. For example, during the twelve-month period ending on January 21, 2014 (the most recent practicable date prior to the date of the Offer), the trading price of GoGold Shares on the TSX varied from a low of $0.89 to a high of $1.38 and ended that period at $1.24. Variations in the market price for Common Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of GoGold, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions, commodity price changes and other factors over which GoGold has no control.

The Offeror has not been given an opportunity to verify the reliability of the information regarding Animas included in, or which may have been omitted from, the Offer and Circular.

All historical information relating to Animas presented in, or due to lack of information omitted from, the Offer and Circular, including all Animas financial information and all pro forma financial information reflecting the pro forma effects of a combination of GoGold and Animas derived in part from the Animas Financial Statements, has been provided in exclusive reliance upon publicly available information. Although the Offeror has no reason to doubt the accuracy or completeness of the Animas Public Disclosure Record, any inaccuracy or material omission in the Animas Public Disclosure Record, including the information about or relating to Animas contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined entity and its results of operations and financial condition.

Change of control provisions in Animas’ agreements triggered upon the acquisition of Animas may lead to adverse consequences.

Animas may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Offeror would then hold Common Shares representing a majority of the voting rights of Animas. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Animas’ results of operations and financial condition. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined entity.

The integration of GoGold and Animas may not occur as planned.

The Offer has been made with the expectation that its successful completion will result in increased earnings and cost savings by taking advantage of the synergies of consolidation and enhanced growth opportunities of the combined entity. These anticipated benefits will depend in part on whether the operations, systems, management, and cultures of GoGold and Animas can be integrated in an efficient and effective manner and the timing and manner of completion of a Second Step Transaction. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined entity have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined entity, or that the integration of the two companies’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

The value of the cash portion of the Offer will fluctuate for non-Canadian Shareholders.

All cash payable under the Offer will be denominated in Canadian dollars. Currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer and Circular or the date that non-Canadian Securityholders tender their Animas Shares or Animas Warrants to the Offer. These changes may significantly affect the value of the consideration received for tendered Animas Shares or Animas Warrants by non-Canadian Shareholders.

The market and listing for Common Shares may be affected.

The purchase of Animas Shares and Animas Warrants by the Offeror pursuant to the Offer will reduce the number of Animas Shares and Animas Warrants that might otherwise trade publicly, will reduce the number of Securityholders and, depending on the number of Animas Shares and Animas Warrants acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Animas Shares and Animas Warrants held by the public. It may also adversely affect the liquidity and market value of any other Convertible Securities of Animas.

The rules and regulations of the TSX-V establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the TSX-V. Among such criteria is the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Animas Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares.

After the consummation of the Offer, Animas would become a majority-owned subsidiary of the Offeror and the Offeror’s interest could differ from that of the Securityholders.

After the consummation of the Offer, the Offeror would have the power to elect the directors, appoint new management, approve certain actions requiring the approval of the Securityholders, including adopting certain amendments to Animas’ constating documents and approving mergers or sales of Animas’ assets. In particular, after the consummation of the Offer, the Offeror intends to exercise their statutory right, if available, to acquire all of the Animas Shares or Animas Warrants not deposited under the Offer, or, if such statutory right of acquisition is not available, or, if available, the Offeror determines not to exercise such right, the Offeror intends to cause a meeting of Securityholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby the Offeror will acquire any Animas Shares or Animas Warrants not deposited under the Offer. In any of these contexts, the Offeror’s interests with respect to Animas may differ from those of any remaining minority Securityholders who do not deposit their Animas Shares or Animas Warrants.

The Offer is conditional upon, among other things, the receipt of all necessary Regulatory Approvals and Shareholder Approvals and third-party consents that could delay completion of the Offer or impose conditions that could result in an adverse effect on the business or financial condition of GoGold.

The Offer is conditional upon, among other things, the Offeror having obtained all necessary Regulatory Approvals and Shareholder Approvals and third-party consents (including, without limitation, those of any stock exchange or other Securities Regulatory Authority) to complete the Offer or any Second Step Transaction and to issue and list on the TSX the GoGold Shares to be issued pursuant to the Offer or any Second Step Transaction. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of the Offeror.

The combination of GoGold and Animas may not be successfully completed without the possibility of Securityholders exercising dissent and appraisal rights in connection with a Second Step Transaction.

In order for the Offeror to acquire all of the issued and outstanding Animas Shares, it will likely be necessary, following the completion of the Offer, to effect a Second Step Transaction. A Second Step Transaction may result in Securityholders having the right to dissent and demand payment of the fair value of their Animas

Shares or Animas Warrants. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Securityholders for their Animas Shares or Animas Warrants. There is no assurance that a Second Step Transaction can be completed without Securityholders exercising dissent rights in respect of substantial number of Animas Shares or Animas Warrants, which could result in the requirement to make a substantial cash payment that could have an adverse effect on GoGold’s financial position and liquidity.

GoGold may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects.

The level of production and capital and operating cost estimates relating to the expanded portfolio of projects, which are used in establishing mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for GoGold’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from expected future actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, GoGold’s current estimates. If actual results are less favourable than GoGold currently estimates, the combined entity’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

If there are significant delays in the completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on GoGold’s results of operations, cash flow from operations and financial condition.

The issuance of a significant number of GoGold Shares and a resulting “market overhang” could adversely affect the market price of GoGold Shares after the take-up of Animas Shares and Animas Warrants under the Offer.

If all of the Animas Shares and Animas Warrants are tendered to the Offer, a significant number of additional GoGold Shares will be available for trading in the public market. The increase in the number of GoGold Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, GoGold Shares. Moreover, in the event that any Securityholder holding a significant percentage of Animas Shares or Animas Warrants tenders its Animas Shares or Animas Warrants to the Offer in exchange for GoGold Shares, such Securityholder will hold a significant percentage of GoGold Shares after such take-up. The potential that such a Securityholder may sell its GoGold Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such GoGold Shares in the public market, could adversely affect the market price of the GoGold Shares.

The enforcement of shareholder rights by Securityholders resident in the United States may be adversely affected by the combination of Animas and GoGold.

The enforcement by Securityholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that GoGold is existing under the laws of Canada and that Animas is existing under the laws of the Province of British Columbia, and that some of both of GoGold’s and Animas’ officers and directors are residents of Canada, and the Depositary, as well as some or all of the experts named in the Offer and Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of GoGold and Animas and of the above mentioned persons may be located outside of the United States. Securityholders resident in the United States may not be able to sue GoGold, Animas, or their respective officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel GoGold, Animas and their respective affiliates to subject themselves to a U.S. court’s judgment.

18. Comparison of CBCA and BCBCA

Animas is governed by the BCBCA. GoGold is governed by the CBCA. The following is a summary of certain differences between the BCBCA and the CBCA, which GoGold considers to be of significance to Securityholders in deciding whether to accept the Offer. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Securityholders should consult their legal or other professional advisors with regard to the implications of the Offer that may be of importance to them.

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Registered Office. Under the BCBCA, the registered office of the corporation must be situated in British Columbia; under the CBCA, the registered office of the corporation may be situated in the province in Canada specified in its articles of incorporation.

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Shareholders’ Meetings. Under the BCBCA, shareholders’ meetings must be held in British Columbia unless (a) the articles (which are the equivalent to by-laws under the CBCA) provide that the meeting may be held in a location outside of British Columbia, or (b) the articles do not restrict the corporation from approving a location outside of British Columbia for the holding of the shareholders’ meeting and such location is approved by the resolution required by the articles or, if no resolution is required, approved by ordinary resolution, or (c) the other location is approved by the British Columbia Registrar; under the CBCA, shareholders’ meetings may be held at a place in Canada provided for in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine, and shareholders’ meetings may be held at a place outside Canada if the place is specified in the articles of incorporation or if all shareholders entitled to attend consent.

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Special Resolutions. Under the BCBCA, a special majority is the majority of votes required for a special resolution and the special majority must be specified in the articles to be not less than a two-thirds majority and not more than a three-quarters majority of the votes cast on the resolution and, if no specification is made, the default majority is two-thirds of the votes cast. (For British Columbia companies incorporated under the previous British Columbia Company Act, the default majority is a three-quarters majority until amended by special resolution). Under the CBCA, a special resolution is a resolution passed by majority of not less than two-thirds of the votes cast by shareholders who vote in respect of that resolution or a resolution signed by all of the shareholders entitled to vote on that resolution.

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Director Residency Requirements. Under the BCBCA, there are no director residency requirements; under the CBCA, 25% of the directors must be resident Canadians or, if the corporation has fewer than four directors, at least one director must be resident Canadian. In certain situations, such as when the CBCA corporation is engaged in a prescribed business sector, a majority of the directors must be resident Canadians.

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Number of Directors and Director Terms. The BCBCA provides that a public company must have a minimum of three directors. The CBCA requires a corporation whose securities have been part of a distribution to the public and remain outstanding (the equivalent of a public company under the BCBCA), and are held by more than one person, to have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. The BCBCA does not expressly limit the length of the term for which a director may be elected but provides that directors shall be elected or appointed in accordance with the articles of a company. Under the CBCA, directors cannot be elected for a term greater than three years, but staggered terms are permitted. A director who is not elected for an expressly stated term will cease to hold office at the close of the first annual meeting of shareholders following his or her election.

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Short Form Amalgamations. Both the BCBCA and CBCA permit short form amalgamations, where a parent corporation and one or more wholly-owned subsidiaries amalgamate or where two or more wholly-owned subsidiaries of the same parent corporation amalgamate. For short form amalgamations under the BCBCA, amalgamated corporations may elect to obtain court approval; under the CBCA, amalgamating corporations are not required to seek court approval.

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Subsidiary Holding Shares of Parent. Under the BCBCA, subject to certain solvency tests, a subsidiary is permitted to hold and acquire shares in its parent. Shares of a parent held by a subsidiary, however, may not be voted; under the CBCA, except in limited circumstances, a corporation may neither hold shares in its parent nor allow any of its subsidiaries to acquire shares of its parent.

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Removal of Directors. Under the BCBCA, a director may be removed by special resolution or, if the memorandum or articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified, including ordinary resolution or directors’ resolution; under the CBCA, a director may be removed by ordinary resolution.

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Reliance by Directors. Under the BCBCA, directors will not be found liable if they rely in good faith on financial statements, auditor’s reports, professional reports, statements of fact from an officer or any other document which the court considers as a reasonable ground for the director’s conduct; under the CBCA, directors may rely on financial statements, auditor’s reports and professional reports; however, the court is not granted the same jurisdiction in determining whether a director’s reliance upon other documents is acceptable.

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Transfer Restrictions on Shares. Under the BCBCA, corporations are free to impose restrictions on the transfer of their shares as long as those restrictions are set out in their articles of incorporation; under the CBCA, the ability of a corporation to restrict the transfer of its shares is subject to greater restrictions.

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Insolvency. Under the BCBCA, the determination of insolvency is subject to the ability of a corporation to meet its liabilities as they become due; under the CBCA, the test is similar to the one under the BCBCA, however, it imposes a further requirement that the realizable value of the corporation’s assets would need to exceed the aggregate of its liabilities and stated capital of all classes of shares.

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Reduction in Capital. Under the BCBCA, the reduction of a corporation’s capital may be authorized by a special resolution, unless the reduction in capital would result in a lower realizable asset value than the total of all liabilities, in which case a corporation would require a court order to proceed with the capital reduction; under the CBCA, a corporation’s stated capital may be reduced by special resolution, however, a corporation under the CBCA shall not reduce its stated capital for any purpose, other than for declaring its stated capital to be reduced by an amount that is not represented by realizable assets, if the corporation is, or would after the reduction be, unable to pay its liabilities as they become due or the realizable value of the corporation’s assets would be less than the aggregate of its liabilities.

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Sale of Assets. The CBCA requires approval of the holders of shares of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the “undertaking”) of the corporation, other than in the ordinary course of business of the corporation. Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking (as opposed to the “property”) of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the corporation specify is required (being at least two-thirds and not more than three-quarters of the votes cast on the resolution) or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. While the minimum shareholder approval thresholds will be the same under the BCBCA and the CBCA, there are differences in the nature of the sale which requires such approval, i.e. a sale of all or substantially all of the “undertaking” under the BCBCA and of all or substantially of the “property” under the CBCA.

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Dissent Rights. The CBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Under the CBCA, a holder of shares of any class of a corporation may dissent if a court order permits dissent or if the corporation resolves to (a) amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class, (b) amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on, (c) amalgamate (other than an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation), (d) be continued under the laws of another jurisdiction, (e) sell, lease or exchange all or substantially all its property, (f) carry out a going-private transaction or a squeeze-out transaction, or (g) amend its articles to add, modify or remove any provision that affects the characteristics, rights, privileges, restrictions or conditions attached to the shares of a class. The BCBCA provides that a dissenting shareholder can require that the corporation purchase the shares held by such shareholder at a payout value as agreed between the corporation and the shareholder, or failing that, as determined or directed upon application by the shareholder, by the court. The BCBCA contains similar dissent provisions which are applicable in respect of (a) a resolution to alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on, (b) a resolution to adopt an amalgamation agreement, (c) a resolution to approve an amalgamation into a foreign jurisdiction, (d) a resolution to approve an arrangement, the terms of which arrangement permit dissent, (e) a resolution to authorize the sale, lease or other disposal of all or substantially all of the undertaking of the corporation, (f) a resolution to authorize the continuation of the corporation into a jurisdiction other than British Columbia, (g) any other resolution, if dissent is authorized by the resolution, and (h) any court order that permits dissent.

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Oppression Actions. Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court is a proper person to seek an oppression remedy, may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any securityholder, creditor, director or officer. Under the BCBCA, a shareholder of a corporation or any other person who, in the discretion of the court is an appropriate person to make an application; has the right to apply to the court on the grounds that (i) the affairs of the corporation (in contrast to the CBCA which includes the affiliates of the corporation and directors of the affiliate) are being or have been conducted, or that the powers of the directors are being or have been exercised in a manner oppressive to one or more of the shareholders, including the applicant, or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class of a series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application, the court may make an interim or final order it considers appropriate including an order to prohibit any act proposed by the corporation.

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Shareholder Derivative Actions. Under the CBCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, the Director or any other person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action may apply to a court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. Under the BCBCA, a shareholder or director of a corporation or any other person who, in the discretion of the court is an appropriate person to make an application, may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. However, unlike the CBCA, prior notice to the directors of the company of the applicant’s intention to bring an application is not required.

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Requisition of Meetings. The CBCA permits the holders of not less than 5% of the issued shares of the corporation that carry the right to vote at a meeting sought to be held to requisition the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting. The BCBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a general meeting of shareholders to requisition the directors to call and hold a general meeting within four months of receipt of the requisition. If the directors do not call a general meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares that carry the right to vote may call a general meeting.

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Appointment of Inspector. Under the BCBCA, an inspector may be appointed either by special resolution or on application to the court by shareholders holding at least 20% of the outstanding shares; under the CBCA, an investigator may only be appointed by an application to the courts. Such an application, however, may be made by any shareholder of the corporation regardless of the number of shares owned.

•	Par Value of Shares. Under the BCBCA, the share capital in a corporation may consist of either par value or no par value shares; under the CBCA, shares with par value are prohibited.

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Corporation Holding its Own Shares. Under the BCBCA, a corporation is expressly permitted to hold its own shares, which in effect allows the corporation the choice to either cancel the shares so held or allow the shares to remain outstanding; the CBCA, except in very limited circumstances, does not allow a corporation to hold its own shares.

19. Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Animas Shares or Animas Warrants pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, holds the Animas Shares or Animas Warrants as capital property, and both deals at arm’s length and is not affiliated with the Offeror or Animas (a “Holder”). Generally, the Animas Shares or Animas Warrants will constitute capital property to a Holder unless the Holder holds such Animas Shares or Animas Warrants in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market” rules), (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act, (iv) that has elected under section 261 of the Tax Act to report its Canadian tax results in a currency other than the Canadian currency, or (v) that acquired Animas Shares pursuant to the exercise of an employee stock option or other equity-based employment compensation plan. Further this summary is not applicable to a Holder that (i) is a corporation resident in Canada, and (ii) is, or becomes as part of a transaction that includes the acquisition of GoGold Shares, controlled by a non-resident corporation for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act.

This summary is based on the current provisions of the Tax Act and regulations thereunder and counsel’s understanding of the current administrative practices and assessing policies of the CRA published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices or assessing policies of the CRA, nor does it take into account or consider any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own tax advisors for advice concerning the tax consequences to them of disposing of their Animas Shares or Animas Warrants under the Offer or a Second Step Transaction and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax Laws and foreign tax Laws having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders whose Animas Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to deem such Animas Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years to be capital property. A Resident Holder whose Animas Shares or Animas Warrants might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Animas Shares Disposed of Pursuant to the Offer

A Resident Holder who disposes of Animas Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Animas Shares exceed (or are less than) the aggregate of the adjusted cost base of the Animas Shares to the Resident Holder immediately before the disposition and any reasonable costs of disposition. For this purpose, the proceeds of disposition will be equal to the aggregate of the cash received on the disposition and the fair market value, at the time of the disposition, of the GoGold Shares received on the disposition pursuant to the Offer.

Animas Warrants Disposed of Pursuant to the Offer

A Resident Holder who disposes of Animas Warrants pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Animas Warrants exceed (are less than) the aggregate of the adjusted cost base of the Animas Warrants to the Resident Holder immediately before the disposition and any reasonable costs of disposition. For this purpose, the proceeds of disposition will be equal to the fair market value, at the time of the disposition, of the GoGold Shares received on the disposition pursuant to the Offer.

Cost of GoGold Shares

The cost to a Resident Holder of any GoGold Shares acquired on the disposition of the Animas Shares or Animas Warrants will equal the fair market value, at the time of the disposition, of the Animas Shares or Animas Warrants disposed of by such Resident Holder, less the aggregate amount of any cash received on such disposition. If a Resident Holder separately owns other GoGold Shares as capital property at that time, the adjusted cost base of all GoGold Shares owned by the Resident Holder as capital property immediately after the disposition will be determined by averaging the cost of the GoGold Shares acquired on the disposition with the adjusted cost base of those other GoGold Shares.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an Animas Share may be reduced by the amount of any dividends previously received (or deemed to have been received) by the Resident Holder on such Animas Share (and in certain circumstances a share substituted or exchanged for such Animas Share), subject to and in accordance with the provisions of the Tax Act. Similar rules may apply where Animas Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by individuals and certain trusts may give rise to a liability for minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including taxable capital gains.

Compulsory Acquisition

As described in Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited Under the Offer — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Animas Shares not deposited under the Offer pursuant to a Compulsory Acquisition. The tax consequences to a Resident Holder who disposes of Animas Shares pursuant to a Compulsory Acquisition will be the same as described above under “— Holders Resident in Canada — Animas Shares Disposed of Pursuant to the Offer”.

A Resident Holder who applies for and obtains an order of the Court in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for its Animas Shares will be considered to have disposed of the Animas Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, such Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Animas Shares Disposed of Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction

As described in 5 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction or Subsequent Warrant Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Animas Shares or Animas Warrants. The Offeror may propose to carry out a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction by means of a proposed arrangement, amalgamation, merger, reorganization or other capital reorganization. The tax consequences of a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction is carried out and may differ from those arising on the disposition of the Animas Shares and Animas Warrants under the Offer and may include a capital gain or capital loss and/or a deemed dividend.

No opinion is expressed herein as to the tax consequences of any such Subsequent Acquisition Transaction of Subsequent Warrant Acquisition Transaction.

Resident Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of Animas Shares or Animas Warrants pursuant to a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction.

Qualified Investment—Delisting of Animas Shares Following Completion of the Offer

As described in Section 14 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Animas Shares may cease to be listed on the TSX-V following completion of the Offer and may not be listed on the TSX-V at the time of their disposition by a Resident Holder pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Resident Holders are cautioned that the Animas Shares and Animas Warrants may cease to be qualified investments for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSAs”) (collectively, “Registered Plans”) if the Animas Shares cease to be listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes Tier 2 of the TSX-V) and Animas ceases to be a “public corporation” for the purposes of the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Holding and Disposing of GoGold Shares

A Resident Holder will be required to include in computing a Resident Holder’s income for a taxation year any dividends received (or deemed to be received) on the GoGold Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Offeror as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Holder that is “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the GoGold Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. The disposition or deemed disposition of GoGold Shares by a Resident Holder (other than to the Offeror) will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, exceed (or are less than) the aggregate of the adjusted cost base to the holder of those shares immediately before the disposition and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and capital losses under the Tax Act.

Eligibility for Investment

GoGold Shares will be qualified investments under the Tax Act for trusts governed by Registered Plans, at any particular time, provided that, at that time, the GoGold Shares are listed on a “designated stock exchange” (which currently includes the TSX) or the Offeror is a “public corporation” as defined in the Tax Act.

Notwithstanding that GoGold Shares may be qualified investments, a holder of a TFSA or an annuitant of a RRSP or RRIF will be subject to a penalty tax if the GoGold Shares are “prohibited investments” (as defined in the Tax Act) for a trust governed by a TFSA, RRSP or RRIF. A GoGold Share will generally be a prohibited investment for a trust governed by a TFSA, RRSP or RRIF if the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, does not deal at arm’s length with the Offeror for purposes of the Tax Act or has a “significant interest” (within the meaning of the Tax Act) in the Offeror or in any corporation, partnership or trust with which the Offeror does not deal at arm’s length for purposes of the Tax Act. Holders of TFSAs and annuitants of RRSPs or RRIFs should consult their own advisors in this regard.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Animas Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are “authorized” foreign banks as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Animas Shares or Animas Warrants Pursuant to the Offer a Compulsory Acquisition

A Non-Resident Holder who disposes of Animas Shares or Animas Warrants under the Offer or a Compulsory Acquisition will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Animas Shares or Animas Warrants pursuant to the Offer, a Compulsory unless the Animas Shares or Animas Warrants constitute “taxable Canadian property” that is not “treaty-protected property” to the Non-Resident Holder at the time of disposition by the Non-Resident Holder.

Provided the Animas Shares are listed on a “designated stock exchange” (which includes Tier 2 of the TSX-V), the Animas Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition unless at any time during the 60-month period immediately preceding the disposition: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Animas Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. The Animas Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition unless such Animas Warrants are an option in respect of, or an interest in Animas Shares that are taxable Canadian property, as described above. The Animas Shares or Animas Warrants may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances.

Animas Shares or Animas Warrants will be treaty-protected property to a Non-Resident Holder if, under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, the Non-Resident Holder is exempt from tax under Part I of the Tax Act on the gain realized on the disposition of Animas Shares or Animas Warrants.

In the event that Animas Shares or Animas Warrants constitute taxable Canadian property and not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Holders Resident in Canada — Animas Shares Disposed of Pursuant to the Offer” and “Holders Resident in Canada—Animas Warrants Disposed of Pursuant to the Offer” will generally apply. Non-Resident Holders whose Animas Shares or Animas Warrants constitute taxable Canadian property should consult with their own tax advisors.

Interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition will generally not be subject to Canadian withholding tax, provided that the interest is not a “participating debt interest”, as defined in the Tax Act.

Disposition of Animas Shares Pursuant to a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction

As described in Section 15 of the Circular, “Acquisition of Animas Shares and Animas Warrants Not Deposited under the Offer — Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Animas Shares or Animas Warrants. The Offeror may propose to carry out a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction by means of a proposed arrangement, amalgamation, merger, reorganization or other capital reorganization. The tax consequences of a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction is carried out and may differ from those arising on the disposition of the Animas Shares and Animas Warrants under the Offer and may include a capital gain or capital loss and/or a deemed dividend. Whether or not a Non-Resident Holder would be subject to tax under the Tax Act on any such capital gain would depend on whether the Animas Shares or Animas Warrants are taxable Canadian property of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition, whether the Non-Resident Holder is entitled to relief under an applicable income tax convention and other circumstances at that time (see in particular the discussion below under “Delisting of Animas Shares Following Completion of the Offer”).

Any deemed dividend received by a Non-Resident Holder as a result of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax convention. For example, under the Canada—U.S. Tax Convention (1980) (the “Convention”), where dividends are paid to or derived by a Non-Resident Holder who is the beneficial owner of the dividends and is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax on such dividends is generally reduced to 15%.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Animas Shares or Animas Warrants acquired pursuant to a Subsequent Acquisition Transaction or Subsequent Warrant Acquisition Transaction.

Delisting of Animas Shares Following Completion of the Offer

As described in Section 14 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Animas Shares may cease to be listed on the TSX-V following the completion of the Offer and may not be listed on such exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders who do not dispose of their Animas Shares or Animas Warrants under the Offer are cautioned that if, at the time of disposition, the Animas Shares and Animas Warrants are not listed on a designated stock exchange (which currently includes the TSX-V), the Animas Shares and Animas Warrants may be taxable Canadian property for Non-Resident Holders. If this is the case, Non-Resident Holders will be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Animas Shares or Animas Warrants constitute treaty-protected property, as described above); and the notification and withholding provisions of Section 116 of the Tax Act will apply to Non-Resident Holders in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Animas Shares or Animas Warrants.

A Non-Resident Holder who disposes of taxable Canadian property may be required to file a Canadian income tax return for the year in which the disposition occurs. Non-Resident Holders should consult with their own tax advisors.

Holding and Disposing of GoGold Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on GoGold Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of GoGold Shares unless the Non-Resident Holder’s GoGold Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

Without limiting the generality of the foregoing, the Offeror is not providing any United States income tax advice to Securityholders resident in the United States, or otherwise subject to U.S. tax laws. If any Securityholder that is a U.S. person (as defined for U.S. federal income tax purposes) or provides a U.S. address fails to provide the Depositary with the information solicited on a Form W-9 or applicable Form W-8, or fails to certify that it is not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from the payments of the purchase price to such Shareholder. Such persons are solely responsible for determining the tax consequences of participating in the Offer and are urged to consult their own tax advisors regarding the tax consequences of participating in the Offer in light of their particular circumstances, including the tax consequences under state, local and non-United States tax law and the possible effects of changes in tax law.

20. Regulatory Matters

Investment Canada Act and Competition Act Matters

Based upon an examination of the information available to the Offeror, the Offeror believes that the Offer is not subject to review under Part IV of the Investment Canada Act, nor is the Offer subject to pre-merger notification under Part IX of the Competition Act (Canada).

Stock Exchange Listing Requirements

GoGold has applied to list the GoGold Shares to be issued to Securityholders in connection with thte Offer. Listing to trading will be subject to GoGold fulfilling all the listing requirements of the TSX.

Information for United States Securityholders

A registration statement on Form F-80, which covers the GoGold Shares to be issued pursuant to the Offer and includes the Offer and Circular, has been filed with the SEC under the U.S. Securities Act. The resale of GoGold Shares by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of GoGold will not be required to be registered in the United States. However, GoGold Shares acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of GoGold may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States or any other jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits be accepted from or on behalf of, Securityholders in any state in the United States or any other jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such state or other jurisdiction. The Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem desirable to extend the Offer to Securityholders in any such state or other jurisdiction. Notwithstanding the foregoing, the Offeror or its agents may elect not to complete such action in any given instance. Accordingly, the Offeror cannot at this time assure Securityholders that otherwise valid tenders can or will be accepted from Securityholders resident in all states in the United States and all other jurisdictions.

Other Regulatory Matters

Other than as described in this Circular, the Offeror is not aware of any licenses or regulatory permits that appear to be material to the business of Animas which might be adversely affected by the Offeror’s acquisition of the Animas Shares or Animas Warrants pursuant to the Offer or of any approval or other action by any federal, provincial, state or foreign government or administrative agency that would be required prior to the acquisition of Animas Shares or Animas Warrants pursuant to the Offer.

21. Acc eptance of the Offer

Except for the Locked-Up Parties, after reasonable inquiry, the Offeror has no knowledge regarding whether any Securityholder will accept the Offer.

22. Benefits from the Offer

To the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to (i) any director, officer or other insider of Animas or any associate or affiliate of any such director, officer or other insider, (ii) any associate or affiliate of Animas, (iii) any insider of the Offeror, or (iv) any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Securityholders generally.

23. Expenses of the Offer

The Offeror estimates that the amount required to be paid by the Offeror for related fees and expenses, including legal, financial, advising, accounting, filing and printing costs, and the cost of preparing and mailing the Offer, will be approximately $250,000. The expenses of the Offeror incurred in connection with the Offer will be borne by the Offeror.

24. Other Matters Relating to the Offer

Depositary

Computershare Investor Services Inc. has been retained as the Depositary for the Offer.

The Depositary may contact Securityholders by mail, telephone, telecopy, other electronic communication and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Animas Shares or Animas Warrants. Enquiries concerning the information in the Offer Documents should be directed to the Depositary’s toll-free number in North America at 1-800-564-6253 or at 1-514-982-7555.

The Depositary will (i) receive reasonable and customary compensation from the Offeror for the respective services they provide in connection with the Offer, (ii) be reimbursed for certain out-of-pocket expenses in connection therewith, and (iii) be indemnified against certain liabilities and expenses in connection therewith.

Except as expressly set forth in the Offer Documents, no broker, dealer, bank or trust company shall be deemed to be an agent of the Offeror or the Depositary for the purposes of the Offer.

Securityholders will not be required to pay any fee or commission if they accept the Offer by depositing their Animas Shares and Animas Warrants directly with the Depositary. If a Securityholder owns Animas Shares or Animas Warrants through a broker or other nominee and such broker or nominee deposits the Animas Shares or the Animas Warrants on the Securityholder’s behalf, the broker or nominee may charge a fee for performing this service.

Legal Matters

Certain legal matters relating to the Offer and the GoGold Shares to be distributed pursuant to the Offer will be passed upon on behalf of the Offeror by Fasken Martineau DuMoulin LLP, Canadian counsel to the Offeror, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Offeror.

As at the date hereof, to the knowledge of the Offeror, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of GoGold or Animas or their respective associates and affiliates.

25. Other Material Facts

The Offeror does not have any knowledge of any material fact concerning securities of Animas that has not been previously generally disclosed by Animas or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Securityholders to accept or reject the Offer.

26. Documents Filed as Part of the Registration Statement

The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed with the SEC as exhibits to the Registration Statement: the Letter of Acceptance and Transmittal; the Notice of Guaranteed Delivery; the form of Lock-Up Agreement; the Escrow Agreement; the press release dated January 23, 2014; the letter from GoGold’s President and Chief Executive Officer dated January 23, 2014; the documents referred to in the section “Documents Incorporated by Reference”; the consent of KPMG LLP; the consent of Fasken Martineau DuMoulin LLP; the consents of certain experts, engineers and geologists; and the powers of attorney from directors and certain officers of GoGold.

27. Statutory Rights

Securities legislation in the provinces and territories of Canada provides Securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to those Securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Securityholder. Securityholders should accordingly also contact their broker or other nominee for assistance as required.

28. Directors’ Approval

The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the Shareholders and Warrantholders has been authorized by the board of directors of the Offeror.

APPROVAL AND CERTIFICATE OF GOGOLD RESOURCES INC.

The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Shareholders and Warrantholders has been authorized by GoGold Resources Inc.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: January 23, 2014

(signed) “Terence F. Coughlan”	(signed) “Dana Hatfield”
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of GoGold Resources Inc.

(signed) “Phillip Gaunce”	(signed) “George Waye”
Director	Director

(signed) “Terrence Cooper”
Director

APPENDIX A

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

OF GOGOLD RESOURCES INC.

GOGOLD RESOURCES INC.

Pro Forma Condensed Statement of Financial Position

(Unaudited)

(Presented in Canadian dollars)

As at September 30, 2013

	GoGold	Animas			Pro Forma
	Resources	Resources Ltd.	Note	Adjustments	Consolidated
ASSETS
Current assets:
Cash	$31,114,102	$199,884	D1	$(5,154,162)	$25,909,824
			D1	(250,000)
Marketable securities	—	27,500		—	27,500
Accounts receivable	—	2,595		—	2,595
Tax recoverable	341,354	—		—	341,354
Prepaids	96,495	9,822		—	106,317

	31,551,951	239,801		(5,404,162)	26,387,590
Non-current assets:
Property, plant and equipment	54,619,408	8,995		—	54,628,403
Exploration and evaluation assets	26,277,321	15,201,637	D1	(3,150,475)	38,328,483

Total assets	$112,448,680	$15,450,433		$(13,958,799)	$119,344,476

LIABILITIES
Current liabilities:
Trade and other payables	$1,628,987	$75,164		$—	$1,704,151
Current portion of long term debt	1,250,000	—		—	1,250,000
Due to related parties	—	205,428		—	205,428

	2,878,987	280,592		—	3,159,579
Long term debt	12,421,726	—		—	12,421,726
Derivative liability	388,691	—		—	388,691
Deferred income taxes	15,184	—		—	15,184

Total liabilities	15,704,588	280,592		—	15,985,180
Shareholders’ equity
Share capital	94,241,134	23,124,013	D1	(23,124,013)	100,856,338
			D1	5,890,471
			D1	724,733
Accumulated other comprehensive loss	(241,670)	(227,246)	D1	227,246	(241,670)
Reserve	—	5,765,775	D1	(5,765,775)	—
Contributed surplus	10,477,976	—		—	10,477,976
Deficit	(7,733,348)	(13,492,701)	D1	13,492,701	(7,733,348)

	96,744,092	15,169,841			103,359,296

Total liabilities and equity	$112,448,680	$15,450,433		$(8,554,637)	$119,344,476

See accompanying notes to the unaudited pro forma consolidated financial statements.

GOGOLD RESOURCES INC.

Pro Forma Statement of Operations and Comprehensive Loss

(Unaudited)

(Presented in Canadian dollars)

For the year ended September 30, 2013

	GoGold	Animas			Pro Forma
	Resources	Resources Ltd.	Note	Adjustments	Consolidated
Expenses:
General and administrative	$2,193,547	$418,995		$—	$2,612,542
Regulatory	221,347	17,621		—	238,968
Marketing and public relations	730,418	45,727		—	776,145
Impairment	715,098	78,835		—	793,933
Foreign exchange (gain) loss	—	365		—	365

	3,860,410	561,543			4,421,953
Other income	—	(28,309)		—	(28,309)
Finance income	(232,872)	(7,599)		—	(240,471)

Net loss before tax	3,627,538	525,635			4,153,173
Deferred income tax	15,184	—		—	15,184

Net loss for the period	3,642,722	525,635			4,168,357
Other comprehensive loss:
Available for sale marketable securities	—	10,500		—	10,500
Foreign currency translation differences arising on translation of foreign subsidiaries	52,897	(207,472)		—	(154,575)

Total comprehensive loss	$3,695,619	$328,663		$—	$4,024,282

Weighted average number of common shares outstanding
– basic	128,326,908				135,257,789

– diluted	128,326,908				135,257,789

Loss per share – basic and fully diluted	$0.03				$0.03

See accompanying notes to the unaudited pro forma consolidated financial statements.

GOGOLD RESOURCES INC.

Notes to Pro Forma Condensed Consolidated Financial Statements (Continued)

(Unaudited)

(Presented in Canadian dollars, except share and per share amounts)

For the year ended September 30, 2013

A.	Basis of presentation

The unaudited pro forma condensed consolidated statement of financial position of GoGold Resources Inc. (the “Company” or “GoGold”) as at September 30, 2013 and the unaudited pro forma consolidated statements of operations and comprehensive loss for the year ended September 30, 2013 have been derived by management based on financial statements prepared in accordance with International Financial Report Standards (“IFRS”), for illustrative purposes only, after giving effect to the acquisition of Animas Resources Ltd. (“Animas”).

These unaudited pro forma condensed consolidated financial statements have been compiled as follows:

a)

an unaudited pro forma condensed consolidated statement of financial position giving effect to the various transactions described in note C, as if the transactions occurred on September 30, 2013 combining:

•	the audited consolidated statement of financial position of GoGold as at September 30, 2013; and

•	the unaudited consolidated statement of financial position of Animas as at September 30, 2013.

b)

an unaudited pro forma condensed consolidated statement of operations and comprehensive loss for the year ended September 30, 2013 which assumes the transactions occurred as of October 1, 2012, combining:

•	the audited consolidated statement of operations and comprehensive loss of GoGold for the year ended September 30, 2013; and

•

the unaudited consolidated statement of loss and comprehensive loss of Animas for the year ended September 30, 2013, which was constructed by adding the unaudited consolidated statement of the operations and comprehensive loss for the nine-month period ended September 30, 2013 to the audited consolidated statement of loss and comprehensive loss for the year ended December 31, 2012, and subtracting the unaudited consolidated statement of the operations and comprehensive loss for the nine-month period ended September 30, 2012.

It is management’s opinion that these unaudited pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Note C in accordance with IFRS, applied on a basis consistent with GoGold’s accounting policies. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that might be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of GoGold and Animas.

GOGOLD RESOURCES INC.

Notes to Pro Forma Condensed Consolidated Financial Statements (Continued)

(Unaudited)

(Presented in Canadian dollars, except share and per share amounts or unless otherwise stated)

For the year ended September 30, 2013

The allocation of the purchase price to reflect the fair values of the assets acquired and liabilities assumed is based on management’s estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma condensed consolidated statement of financial position may be subject to change. The final purchase price allocations may differ significantly from the allocations included herein.

These pro forma statements assume that 100% of the Animas common shares and in-the-money warrants will be validly tendered to the GoGold offer.

B.	Significant accounting policies

These unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies, as set out in the audited consolidated financial statements of GoGold for the year ended September 30, 2013.

Management has determined that no adjustments are necessary to conform Animas’ financial statements to the accounting policies used by GoGold in the preparation of the pro forma financial statements.

C.	The transaction

Animas Acquisition

Pursuant to the proposed offer, Animas shareholders will be entitled to receive $0.07 in cash and 0.0851 of a GoGold common share for each Animas common share tendered to the proposed offer. The consideration is expected to be satisfied by the payment of $5,154,162 and the issuance of 6,265,988 common shares of GoGold, subject to transaction costs estimated at $250,000. Animas has reserved for issuance 2,000,000 common shares that are issuable in the event of a takeover by an independent third party. These common shares are assumed to be issued, exercised and validly tendered to the GoGold offer.

In addition, GoGold intends to acquire all Animas in-the-money warrants. GoGold will issue one GoGold common share for each $0.94 of in-the-money value of Animas warrants, rounded down to the nearest whole GoGold common share using a deemed offer price per Animas common share of $0.15, GoGold will issue 664,893 common shares in consideration on the Animas warrants.

Animas does not meet the definition of a business in accordance with IFRS 3: Business Combinations as there are no proven reserves, there are a limited number of employees and no development plans are in place, so the acquisition will be accounted for as an asset acquisition.

GOGOLD RESOURCES INC.

Notes to Pro Forma Condensed Consolidated Financial Statements (Continued)

(Unaudited)

(Presented in Canadian dollars, except share and per share amounts)

For the year ended September 30, 2013

The acquisition is subject, but not limited to, regulatory and shareholder approvals. In addition, the number of Animas shares to be tendered to the bid is unknown. The fair value of the net assets of Animas to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the fair values of assets acquired and liabilities assumed and related transactions will vary from those shown above. These differences may be material.

D.	Pro forma assumptions and adjustments (notes to the pro forma balance sheet)

To account for the Animas Acquisition (whereby $0.07 in cash and 0.0851 of a GoGold common share will be issued for each issued and outstanding common share of Animas). This results in total consideration of $11,044,633 (cash of $5,154,162 (73,630,884 Animas common shares @ $0.07 per share); and share value of $5,890,471 (73,630,884 Animas shares @ $0.08 closing price of Animas common shares on December 30, 2013)), plus estimated transaction costs of $250,000, and $724,733 related to the issuance of GoGold common shares for the acquisition of all Animas in-the-money warrants (664,893 GoGold common shares @ $1.09 closing price of GoGold common shares on December 30, 2013):

Total consideration:

Cash issued for Animas shares	$5,154,162
GoGold shares issued for Animas shares	5,890,471
GoGold shares issued for Animas warrants	724,733
Transaction costs	250,000

12,019,366

Identifiable assets acquired and liabilities assumed:

Cash	$199,884
Marketable securities	27,500
Accounts receivable	2,595
Prepaid expenses	9,822
Property, plant and equipment	8,995
Exploration and evaluation assets	12,051,162
Trade and other payables	(75,164)
Due to related parties	(205,428)

12,019,366

GOGOLD RESOURCES INC.

Notes to Pro Forma Condensed Consolidated Financial Statements (Continued)

(Unaudited)

(Presented in Canadian dollars, except share and per share amounts)

For the year ended September 30, 2013

E.	Pro forma share capital

	Number of shares	Value in dollars
GoGold shares outstanding as at September 30, 2013	132,981,894	$94,241,134
Animas shares outstanding as at the date of this document	71,630,884	23,124,013
Animas shares issued pursuant to the performance bonus pool provisions	2,000,000	160,000
Elimination of Animas shareholders’ equity on Acquisition	(73,630,884)	(23,284,013)
Assumed number of GoGold common shares to be issued to acquire Animas common shares (1)	6,265,988	5,890,471
Assumed number of GoGold common shares to be issued to acquire in-the-money Animas warrants (2)	664,893	724,733

	139,912,775	$100,856,338

(1)	The Animas Share Purchase Agreement provides for the issuance of .0.0851 GoGold shares for each outstanding share of Animas.
(2)	Exchanged for common shares of GoGold as part of the transaction described in Note C.

F.	Pro forma loss per share

For the purposes of the unaudited pro forma condensed consolidated financial statements, the loss per share has been calculated using the weighted average number of shares which would have been outstanding as at September 30, 2013, after giving effect to the transactions described in note C as if they had occurred on October 1, 2012.

Year ended September 30, 2013
Actual basic weighted average number of GoGold shares outstanding	128,326,908
Assumed number of GoGold common shares to be issued to acquire Animas assets	6,930,881

Pro forma weighted average number of GoGold shares outstanding	135,257,789

Pro forma net loss	$(4,168,357)

Pro forma earnings per share – basic and fully diluted	$(0.03)

APPENDIX B

SECTION 300 OF THE BUSINESS CORPORATIONS ACT

(BRITISH COLUMBIA)

ACQUISITION PROCEDURES

300	(1) In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)	make an acquisition offer jointly or in concert, or

(b)	intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)	For the purposes of this section,

(a)	every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)

each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)

If an acquisition offer is accepted within the meaning of subsection (2) (b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)

If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)	On the application of an offeree under subsection (4), the court may set the price and terms of payment, and make consequential orders and give directions the court considers appropriate.

(6)

If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of, send a copy of the notice to the subject company, and pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7)

On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

B-1

(8)

Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9)

If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)

If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

B-2

THE DEPOSITARY FOR THE OFFER IS:

By Mail P.O. Box 7021 31 Adelaide St. E Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or Courier 100 University Avenue 8th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

Email: corporateactions@computershare.com

Any questions regarding the Offer and requests for assistance in depositing Animas Shares or Animas Warrants or for additional copies of the Offer, Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery may be directed by the Securityholders to the Depositary at its telephone numbers and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF ACCEPTANCE AND TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS COMPLETED. THE DEPOSITARY OR YOUR BROKER OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF ACCEPTANCE AND TRANSMITTAL.

LETTER OF ACCEPTANCE AND TRANSMITTAL

for deposit of Animas Shares and Animas Warrants

of

ANIMAS RESOURCES LTD.

pursuant to the Offer dated January 23, 2014

made by

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 7:00 P.M. (TORONTO TIME)

ON FEBRUARY 28, 2014 (THE “EXPIRY TIME”) UNLESS THE OFFER IS WITHDRAWN,

VARIED OR EXTENDED.

USE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IF:

1.	YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING ONE OR MORE COMMON SHARE CERTIFICATES REPRESENTING ANIMAS SHARES OR ONE OR MORE WARRANT CERTIFICATES REPRESENTING ANIMAS WARRANTS; OR

2.	YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

SECURITYHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL

BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF ACCEPTANCE AND

TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Acceptance and Transmittal is to be used to deposit (i) common shares (“Common Shares”) of Animas Resources Ltd. (“Animas”), including any Common Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any Convertible Securities, together with any associated rights issued under any shareholder rights plan of Animas (“SRP Rights” and together with the Common Shares, the “Animas Shares”), and (ii) share purchase warrants of Animas (the “Animas Warrants”), under the offer dated January 23, 2014 (the “Offer”) made by GoGold Resources Inc. (“GoGold” or the “Offeror”), to holders of Animas Shares (“Shareholders”) and Animas Warrants (together with the Shareholders, the “Securityholders”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Animas Shares and Animas Warrants.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal that are defined in the Offer and related circular dated January 23, 2014 (the “Circular”) have the respective meanings set out in the Offer and Circular. The Offer and Circular contain important information and Securityholders are urged to read the Offer and Circular.

This Letter of Acceptance and Transmittal (or a manually signed facsimile hereof), properly completed and duly signed, with the signature or signatures guaranteed in accordance with the instructions set out below, together with any other relevant document required by the instructions set out below, must accompany certificates representing the Animas Shares and/or Animas Warrants deposited pursuant to the Offer and must be received by Computershare Investor Services Inc. (the “Depositary”) before the Expiry Time at one of the offices listed below.

Securityholders may also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its offices in Toronto, Ontario prior to and in any event not later than the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Securityholder’s Animas Shares and Animas Warrants into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Animas Shares and Animas Warrants to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer. Securityholders, through their respective CDS participants who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and delivered a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

If a Securityholder wishes to deposit Animas Shares or Animas Warrants pursuant to the Offer and (i) the certificate(s) representing such securities are not immediately available, (ii) the Securityholder cannot complete the procedure for book-entry transfer of such securities on a timely basis, or (iii) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to and in any event not later than the Expiry Time, the Securityholder must deposit their Animas Shares or Animas Warrants according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (printed on PINK paper). See Instruction 2 in this Letter of Acceptance and Transmittal, “Procedure for Guaranteed Delivery”.

All dollar references in this Letter of Acceptance and Transmittal refer to Canadian dollars except where otherwise indicated.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Animas Shares or Animas Warrants that are earlier than those specified above. Securityholders whose Animas Shares or Animas Warrants are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Animas Shares or Animas Warrants under the Offer.

DELIVERY OF THIS LETTER OF ACCEPTANCE AND TRANSMITTAL TO AN ADDRESS OTHER THAN ONE SET FORTH ON THE LAST PAGE OF THIS LETTER OF ACCEPTANCE AND TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THE LETTER OF ACCEPTANCE AND TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW.

IF YOU ARE A U.S. SECURITYHOLDER, SEE INSTRUCTION 8 OF THIS LETTER OF ACCEPTANCE AND TRANSMITTAL, “U.S. SECURITYHOLDERS”.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

The Offeror has filed with the U.S. Securities and Exchange Commission a tender offer statement concerning the Offer on Schedule 14D-1F and a registration statement in respect of the GoGold Shares on Form F-80.

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Please read carefully the Instructions set forth below before completing this Letter of Acceptance and Transmittal.

TO:	GOGOLD RESOURCES INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

The undersigned delivers to you the enclosed certificate(s) for Animas Shares and/or Animas Warrants (collectively, the “Deposited Securities”) and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Animas Shares and/or Animas Warrants upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

DESCRIPTION OF DEPOSITED SECURITIES

(Please print or type. If space is insufficient, please attach a list to this Letter of Acceptance and Transmittal in the below form.)

Certificate Number(s) (if available)	Type of Security (Animas Share/ SRP Right**/ Animas Warrant)	Name(s) in which Registered (please fill in exactly as name(s) appear(s) on certificate)	Number of securities Represented by Certificate	Number of securities Deposited*
TOTAL:

*	Unless otherwise indicated, the total number of Animas Shares or Animas Warrants evidenced by all certificates delivered will be deemed to have been deposited (see Instruction 7, “Partial Tenders”).
**

Include specific reference only if the Separation Time has occurred prior to the Expiry Time. If the Separation Time has not occurred and Rights Certificates not distributed, a deposit of Animas Shares will also constitute a deposit of associated SRP Rights.

The undersigned acknowledges receipt of the Offer and the Circular and acknowledges that acceptance of the Offer pursuant to the procedures set forth herein constitutes a binding agreement between a depositing Securityholder and the Offeror, effective immediately following the Offeror taking up the Deposited Securities deposited by such Securityholder, in accordance with the terms and conditions of the Offer and the following:

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer, the Circular and in this Letter of Acceptance and Transmittal, subject only to the provisions of the Offer regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Securities and (unless deposit is to be made pursuant to the procedure for deposit by book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”) delivers to you the enclosed certificate(s) representing the Deposited Securities and, on and subject to the terms and conditions of the Offer, the undersigned hereby deposits, sells, assigns and transfers to, or upon the order of, the Offeror all of the right, title and interest of the undersigned in and to the Deposited Securities together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests and any securities for which such Deposited Securities may be exercised, exchanged or converted (collectively, “Distributions”), as well as the right of the undersigned to receive any and all Distributions.

If, on or after December 30, 2013, Animas should declare or pay any Distribution or Distributions that is or are payable or distributable to the Securityholders of record on a record date which is prior to the date of transfer of Deposited Securities into the name of the Offeror, or its nominees or transferees, on the applicable securities register maintained by or on behalf of Animas following acceptance thereof by the Offeror for purchase pursuant to the

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Offer, then, without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”, (a) in the case of any cash Distribution or Distributions, the amount of the Distribution or Distributions shall be received and held by the depositing Securityholder for the account of the Offeror until the Offeror pays for such Animas Shares or Animas Warrants, and to the extent that such Distribution or Distributions do not exceed the purchase price per Animas Share or Animas Warrant, as applicable, payable by the Offeror pursuant to the Offer, the purchase price per Animas Share or Animas Warrant, as applicable, payable by the Offeror pursuant to the Offer will be reduced by the amount of any such Distribution or Distributions, (b) in the case of any non-cash Distribution or Distributions, the whole of any such non-cash Distribution or Distributions will be received and held by the depositing Securityholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Securityholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer, and (c) in the case of the portion of any cash Distribution or Distributions that exceeds the purchase price per Animas Share or Animas Warrant, as applicable, payable by the Offeror pursuant to the Offer, such portion of such cash Distribution or Distributions will be received and held by the depositing Securityholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Securityholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such Distribution or Distributions and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The undersigned represents and warrants that (a) the person signing the Letter of Acceptance and Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions deposited pursuant to the Offer, (b) the person signing the Letter of Acceptance and Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Securities and any Distributions deposited pursuant to the Offer, (c) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions, to any other person, (d) the deposit of the Deposited Securities and Distributions complies with applicable Laws, and (e) when the Deposited Securities and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

If, on or after December 30, 2013, Animas should divide, combine or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, may make such adjustments as it considers appropriate to the Offer price and the other terms of the Offer (including the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination or other change.

The execution of this Letter of Acceptance and Transmittal (or, in the case of Animas Shares or Animas Warrants deposited by book-entry transfer, by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the Effective Time that the Offeror takes up and pays for the Deposited Securities, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Deposited Securities (which Deposited Securities upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), with respect to the Purchased Securities, with full power of substitution (such powers of attorney. being coupled with an interest, being irrevocable), in the name of and on behalf of such Securityholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate securities register maintained by or on behalf of Animas, (b) for so long as any such Purchased Securities are registered or recorded in the name of such Securityholder, to exercise any and all rights of such Securityholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to Laws), as and when requested by the Offeror (by whom such Deposited Securities are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Securityholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction and/or Subsequent Warrant Acquisition Transaction) of holders of relevant securities of Animas, (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Securityholder, any cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of the Securityholder, and (d) to exercise any rights of a Securityholder with respect to such Purchased Securities.

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The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Securities or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted by or on behalf of the undersigned with respect to the Deposited Securities or any Distributions unless the Deposited Securities are not taken-up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Right to Withdraw Deposited Securities”. The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction and/or Subsequent Warrant Acquisition Transaction) of holders of relevant securities of Animas and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the undersigned with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by undersigned with respect thereto.

Each authority herein conferred or agreed to be conferred by the undersigned may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and to give effect to the covenants of the undersigned under the terms of the Offer.

Except as otherwise provided in Section 7 of the Offer, “Right to Withdraw Deposited Securities”, the deposit of Animas Shares or Animas Warrants pursuant to this Letter of Acceptance and Transmittal is irrevocable.

The Offeror will pay for Deposited Securities by providing the Depositary, which will act as agent of the depositing Securityholders, with the consideration of sufficient funds (by bank transfer or other means satisfactory to the Depositary) and/or sufficient certificate of GoGold Shares for transmittal to depositing Securityholders. Receipt by the Depositary of share certificates and/or cash representing the consideration under the Offer will be deemed to constitute receipt of payments by persons depositing Animas Shares or Animas Warrants under the Offer. Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Animas Shares or Animas Warrants to any person on account of Animas Shares or Animas Warrants accepted for payment under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up and paying for the Deposited Securities, to mail the cheque(s) and certificate(s) by first class mail, postage prepaid, to the undersigned at the address specified by the undersigned herein, or if no such address is specified, to such address as shown on the registers maintained by or on behalf of Animas, or to hold such cheque(s) and certificate(s) for pick-up, in accordance with the instructions given below. Cheques and certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Securityholder.

If any Deposited Securities are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Animas Shares or Animas Warrants than are deposited, certificates for unpurchased Animas Shares and Animas Warrants will be returned to the depositing Securityholder as soon as is practicable following the Expiry Time or the termination or withdrawal of the Offer by either (i) sending new certificates representing such unpurchased securities or by returning the deposited certificates (and other relevant documents), or (ii) in the case of any such securities deposited by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such securities will be credited to the depositing Securityholder’s account maintained with CDS. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Securities from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Securities.

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The undersigned acknowledges and agrees that all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any Animas Shares or Animas Warrants deposited pursuant to the Offer will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Animas Shares or Animas Warrants that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror also reserves the absolute right to waive (a) any of the conditions of the Offer, or (b) any defect or irregularity in any deposit of Animas Shares or Animas Warrants. No deposit of Animas Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la lettre d’acceptation et d’envoi, le soussigné est réputé demander que tout contrat découlant de l’offre acceptée au moyen de la présente lettre d’acceptation et d’envoi et tous les documents connexes soient rédigés exclusivement en anglais.

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SECURITYHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Acceptance and Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE CHEQUE/GOGOLD SHARES IN THE NAME OF: (please print or type)	BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE/ GOGOLD SHARES (Unless Block C is checked) TO: (please print or type) ☐ Same as address in Block A (check box) or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)	(Tax Identification, Social Insurance or Social Security Number)

* The delivery instructions given in this Block B will also be used to return certificate(s) representing Deposited Securities if required for any reason.

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BLOCK C

SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED (check box)

BLOCK E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(please print or type)

☐

CHECK HERE IF ANIMAS SHARES OR ANIMAS WARRANTS ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F

ARE YOU A U.S. SECURITYHOLDER?

(MUST BE COMPLETED BY ALL SECURITYHOLDERS)

(See Instruction 8, “U.S. Securityholders”)

A “U.S. Securityholder” is any securityholder that is either (A) providing an address in Block B which is located within the United States or any territory in possession thereof, or (B) a United States person for United Stated federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SECURITYHOLDER OR ARE ACTING ON BEHALF OF A U.S. SECURITYHOLDER:

☐	The person signing this Letter of Acceptance and Transmittal represents that it IS NOT a U.S. Securityholder, IS NOT acting on behalf of a U.S. Securityholder; or

☐	The person signing this Letter of Acceptance and Transmittal represents that it IS a U.S. Securityholder, IS acting on behalf of a U.S. Securityholder.

IF YOU ARE A U.S. SECURITYHOLDER, OR ARE ACTING ON BEHALF OF A U.S. SECURITYHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST SUBMIT A VALID AND COMPLETE IRS W-9 FORM, OR OTHERWISE PROPERLY CERTIFY THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING.

SECURITYHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

Signature guaranteed by: (if required under Instruction 4, “Guarantee of Signatures”)	Signature of Securityholder or Authorized Representative (to this Letter of Acceptance and Transmittal):

Dated:

Authorized Signature of Guarantor	Signature of Securityholder or Authorized Representative

Name of Guarantor (please print or type)	Name of Securityholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Securityholder or Authorized Representative (please print or type)

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Form **W-9**
(Rev. August 2013)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

Check appropriate box for federal tax classification:
☐ Individual/sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ______

☐ Other (see instructions) ▶

Exemptions (see instructions):
Exempt payee code (if any) ______
Exemption from FATCA reporting code (if any) ______

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the "Name" line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Social security number
☐☐☐ - ☐☐ - ☐☐☐☐

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Employer identification number
☐☐ - ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below), and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here | **Signature of U.S. person ▶** | **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. The IRS has created a page on IRS.gov for information about Form W-9, at *www.irs.gov/w9*. Information about any future developments affecting Form W-9 (such as legislation enacted after we release it) will be posted on that page.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, payments made to you in settlement of payment card and third party network transactions, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

Cat. No. 10231X

Form **W-9** (Rev. 8-2013)

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Form W-9 (Rev. 8-2013) Page **2**

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* on page 1.

What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name/disregarded entity name" line.

Partnership, C Corporation, or S Corporation. Enter the entity's name on the "Name" line and any business, trade, or "doing business as (DBA) name" on the "Business name/disregarded entity name" line.

Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulation section 301.7701-2(c)(2)(iii). Enter the owner's name on the "Name" line. The name of the entity entered on the "Name" line should never be a disregarded entity. The name on the "Name" line must be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on the "Name" line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the "Business name/disregarded entity name" line. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Note. Check the appropriate box for the U.S. federal tax classification of the person whose name is entered on the "Name" line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the "Name" line is an LLC, check the "Limited liability company" box only and enter the appropriate code for the U.S. federal tax classification in the space provided. If you are an LLC that is treated as a partnership for U.S. federal tax purposes, enter "P" for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter "C" for C corporation or "S" for S corporation, as appropriate. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the "Name" line) is another LLC that is not disregarded for U.S. federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the "Name" line.

Other entities. Enter your business name as shown on required U.S. federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name/disregarded entity name" line.

Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the *Exemptions* box, any code(s) that may apply to you. See *Exempt payee code* and *Exemption from FATCA reporting code* on page 3.

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Form W-9 (Rev. 8-2013) Page **3**

Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following codes identify payees that are exempt from backup withholding:

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see *Exempt payee code* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

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Form W-9 (Rev. 8-2013) Page 4

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, a portion of the gross proceeds of such payment made to me may be withheld.

Signature	Date , 2014

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INSTRUCTIONS

1. Use of the Letter of Acceptance and Transmittal

(a)

A properly completed and duly executed copy of this Letter of Acceptance and Transmittal (or a manually signed facsimile hereof), with the signature(s) guaranteed in accordance with the instructions herein, together with accompanying certificates representing the Deposited Securities, must be received by the Depositary at one of the offices specified below before the Expiry Time, unless the Offer is withdrawn, varied or extended or unless the procedures for guaranteed delivery set out in Instruction 2, “Procedure for Guaranteed Delivery” below are employed. Securityholders accepting the Offer using book-entry transfer must ensure that the required documents are sent to the Depositary at its offices in Toronto, Ontario, Canada.

(b)

The method of delivery of certificates representing Deposited Securities (or a Book-Entry Confirmation, as applicable), this Letter of Acceptance and Transmittal, the Notice of Guaranteed Delivery and all other required certificates and documents is at the option and risk of the person depositing those documents. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)

Securityholders whose Animas Shares or Animas Warrants are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact their broker or other nominee for assistance.

2. Procedure for Guaranteed Delivery

If a Securityholder wishes to deposit Animas Shares or Animas Warrants pursuant to the Offer and (i) the certificate(s) representing such securities are not immediately available, (ii) the Securityholder cannot complete the procedure for book-entry transfer of such securities on a timely basis, or (iii) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to and in any event not later than the Expiry Time, such securities may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)

the Notice of Guaranteed Delivery (or a manually signed facsimile thereof) properly completed and duly signed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario prior to and in any event not later than the Expiry Time;

(c)

the certificate(s) representing the Deposited Securities, in proper form for transfer, together with the Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) properly completed and duly signed, and all other documents required by such Letter of Acceptance and Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the Deposited Securities, are received by the Depositary at its principal office in Toronto, Ontario prior to and in any event not later than 7:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date; and

(d)

if the Separation Time under the Shareholder Rights Plan has occurred before the Expiry Time but Rights Certificates (as defined in the Shareholder Rights Plan) have not been distributed by Animas before the Expiry Time, the Rights Certificates representing all deposited SRP Rights, together with the Letter of Acceptance and Transmittal (or a manually signed facsimile thereof), properly completed and duly signed, with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Acceptance and Transmittal or in the case of securities deposited by book-entry transfer, a Book-Entry Confirmation, and all other documents required thereby, are received by the Depositary at its principal office in Toronto, Ontario prior to and in any event not later than 7:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Rights Certificates are distributed by Animas.

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The Notice of Guaranteed Delivery may be delivered by hand, couriered, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks or trust companies in Canada or the United States.

3. Signatures

This Letter of Acceptance and Transmittal must be filled in and signed by the Securityholder accepting the Offer described above or by such Securityholder’s duly authorized representative (in accordance with Instruction 5, “Fiduciaries, Representatives and Authorizations” below).

(a)

If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

(b)

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Securities, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Securities not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Animas:

(i)	such deposited certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney, in each case duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed by an Eligible Institution as noted in Instruction 4, “Guarantee of Signatures” below.

4. Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Securities, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Securities not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Animas, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

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5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal or any certificate or share transfer power is executed by a person as or on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of their appointment and authority to act. Either the Offeror or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6. Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Animas Shares or Animas Warrants, certificate(s) representing Animas Shares or Animas Warrants are to be returned to, someone at an address other than the address of the Securityholder at it appears in Block A of this Letter of Acceptance and Transmittal, then Block B of this Letter of Acceptance and Transmittal should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Securityholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register maintained by or on behalf of Animas. Any cheque(s) mailed in accordance with the Offer and this Letter of Acceptance and Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Tenders

If less than the total number of Animas Shares or Animas Warrants evidenced by any certificate submitted are to be deposited under the Offer, fill in the number of Animas Shares or Animas Warrants to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Animas Shares or Animas Warrants not deposited will be sent to the registered holder, unless otherwise provided, as soon as practicable after the Expiry Time. The total number of Animas Shares or Animas Warrants evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. If certificate(s) representing Animas Shares or Animas Warrants not deposited to or purchased under the Offer are to be returned other than in the name of, and to the address of the registered owner(s), complete Block B of this Letter of Acceptance and Transmittal.

8. U.S. Securityholders

To prevent backup withholding on any payment made to a Securityholder (or a person acting on behalf of a Securityholder) with respect to Animas Shares or Animas Warrants surrendered, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current TIN (as defined below) (or the TIN of the person on whose behalf you are acting) by completing the Form W-9 as described more fully below. If you are a Securityholder that is not a U.S. person but provides a mailing address in the United States, you will be required to furnish the relevant IRS Form W-8 to avoid backup withholding, which the Depositary will provide upon request. Backup withholding is not an additional tax. Amounts withheld are creditable against the Securityholder’s regular United States federal income tax liability, and any amounts overwithheld generally will be refundable to the Securityholder if the Securityholder properly files a United States federal income tax return.

Each U.S. Securityholder is urged to consult his, her or its own tax advisor to determine whether such holder is required to furnish Form W-9 or is required to furnish an IRS Form W-8.

You are a U.S. person for purposes of this Letter of Acceptance and Transmittal if you are, for U.S. federal income tax purposes, (a) an individual who is a citizen or a resident of the United States (including a U.S. resident alien), (b) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, (c) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (d) a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more “United States persons”, as such term is defined in the Internal Revenue Code of 1986, as amended, are authorized to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Each Securityholder that is a U.S. person and receives cash in exchange for Animas Shares or Animas Warrants will be required to provide the Depositary with its correct Taxpayer Identification Number (“TIN”) and certain other information and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (1) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends

16

or (2) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding, by completing and submitting a Form W-9, which is set forth in this document. The TIN is generally the U.S. person’s social security number or federal employer identification number. Certain U.S. persons (including U.S. corporations) may establish their exemption from these backup withholding and reporting requirements by completing and submitting a Form W-9. If the U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future the U.S. person should write “Applied For” in Part I of the Form W-9 and complete the additional certification enclosed below the Form W-9. If such U.S. person does not provide a TIN to the Depositary by the time of payment, the Depositary will backup withhold a portion of such payments. See the enclosed Form W-9 for additional instructions.

Failure to timely provide the required information on the Form W-9 may subject the depositing U.S. person to a US$50 penalty imposed by the Internal Revenue Service and subject the U.S. person to backup withholding of a portion of any payment at the applicable rate (currently 28%). More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

A Securityholder that is not a U.S. person but provides a mailing address in the United States will be required to furnish an IRS Form W-8BEN or other appropriate IRS Form W-8, which the Depositary will provide upon request. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY UNITED STATES FEDERAL TAX ADVICE CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THE ADVICE IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTION OR THE MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

9. Miscellaneous

(a)

If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and number of Deposited Securities may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	If Deposited Securities are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c)

No fractional Animas Shares or Animas Warrants will be purchased and no fractional GoGold Shares will be issued pursuant to the Offer and no cash will be paid in lieu thereof. If as a result of the Offer, a Securityholder becomes entitled to a fractional GoGold Share, such fraction will be rounded down to the nearest whole number.

(d)

No alternative, conditional or contingent deposits will be accepted. All depositing Securityholders, by execution of this Letter of Acceptance and Transmittal (or a manually signed facsimile copy hereof), waive any right to receive any notice of the acceptance of Deposited Securities for payment, except as required by Law.

(e)

This Offer and all contracts resulting from the acceptance of this Offer will be governed by, and construed in accordance with, the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of this Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

(f)

The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Animas Shares or Animas Warrants pursuant to the Offer (other than to the Depositary), except as otherwise set forth in the Offer.

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(g)

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any Animas Shares or Animas Warrants deposited pursuant to the Offer will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Animas Shares or Animas Warrants that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, or (ii) any defect or irregularity in any deposit of Animas Shares or Animas Warrants. No deposit of Animas Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

(h)

Deposits of Animas Shares or Animas Warrants will not be accepted from or on behalf of Securityholders in any jurisdiction in which the making or acceptance of this Offer would not be in compliance with the applicable laws of such jurisdiction.

(i)	Before completing this Letter of Acceptance and Transmittal, you are urged to read the accompanying Offer and Circular.

(j)

Additional copies of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge from the Depositary at any of the offices at the addresses listed below or may be found on www.sedar.com.

10. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its Toronto, Ontario office listed herein. The Depositary will forward such letter to the transfer agent for the Animas Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Animas Shares may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.

11. Privacy Notice

The Depositary is committed to protecting personal information that it receives. In the course of providing services to Securityholders and corporate clients, the Depositary receives certain non-public personal information from transactions it performs for Securityholders, forms Securityholders send it, other communications the Depositary has with Securityholders or their representatives, etc. This information could include a person’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information to administer Securityholders accounts, to better serve the needs of Securityholders and clients and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell Securityholders more about its information practices and how their privacy is protected. It is available on the Depositary’s website, www.computershare.com, or by writing the Depositary at one of its addresses listed below. The Depositary will use the information Securityholders are providing on this form in order to process their requests and will treat Securityholders signature(s) on this form as their consent to the above.

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THE DEPOSITARY FOR THE OFFER IS:

By Mail P.O. Box 7021 31 Adelaide St. E Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or Courier 100 University Avenue 8th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

Email: corporateactions@computershare.com

Any questions regarding the Offer and requests for assistance in depositing Animas Shares or Animas Warrants or for additional copies of the Offer, Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery may be directed by the Securityholders to the Depositary at its telephone numbers and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY GOGOLD RESOURCES INC. TO PURCHASE ALL OF THE OUTSTANDING ANIMAS SHARES AND ANIMAS WARRANTS.

NOTICE OF GUARANTEED DELIVERY

for deposit of Animas Shares and Animas Warrants

of

ANIMAS RESOURCES LTD.

pursuant to the Offer dated January 23, 2014

made by

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 7:00 P.M. (TORONTO TIME)

ON FEBRUARY 28, 2014 (THE “EXPIRY TIME”) UNLESS THE OFFER IS WITHDRAWN,

VARIED OR EXTENDED.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

1.	YOUR CERTIFICATES IN RESPECT OF ANIMAS SHARES (INCLUDING SRP RIGHTS, IF APPLICABLE) AND ANIMAS WARRANTS ARE NOT IMMEDIATELY AVAILABLE;

2.	YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK-ENTRY TRANSFER OF SUCH SECURITIES ON A TIMELY BASIS; OR

3.	YOU ARE NOT ABLE TO DELIVER THE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS TO COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”) PRIOR TO AND IN ANY EVENT NOT LATER THE EXPIRY TIME.

This Notice of Guaranteed Delivery is to be used to deposit (i) common shares (“Common Shares”) of Animas Resources Ltd. (“Animas”), including any Common Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any Convertible Securities, together with any associated rights issued under any shareholder rights plan of Animas (“SRP Rights” and together with the Common Shares, the “Animas Shares”), and (ii) share purchase warrants of Animas (the “Animas Warrants”), under the offer dated January 23, 2014 (the “Offer”) made by GoGold Resources Inc. (“GoGold” or the “Offeror”), to holders of Animas Shares (“Shareholders”) and Animas Warrants (together with the Shareholders, the “Securityholders”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Animas Shares and Animas Warrants, only if (a) the certificate(s) representing such Animas Shares and Animas Warrants are not immediately available, (b) the Securityholder cannot complete the procedure for book-entry transfer of such securities on a timely basis, or (c) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to and in any event not later than the Expiry Time.

This Notice of Guaranteed Delivery may be delivered by hand, couriered, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution in the form set forth herein. Delivery to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery that are defined in the Offer and related circular dated January 23, 2014 (the “Circular”) have the respective meanings set out in the Offer and Circular. The Offer and Circular contain important information and Securityholders are urged to read the Offer and Circular.

All dollar references in this Notice of Guaranteed Delivery refer to Canadian dollars except where otherwise indicated.

The Depositary or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery (see the last page of the Offer and Circular for address and telephone number for the Depositary. Securityholders whose Animas Shares or Animas Warrants are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Animas Shares or Animas Warrants under the Offer.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

The Offeror has filed with the U.S. Securities and Exchange Commission a tender offer statement concerning the Offer on Schedule 14D-1F and a registration statement in respect of the GoGold Shares on Form F-80.

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TO:	GOGOLD RESOURCES INC.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Hand or Courier	By Facsimile Transmission	By Mail
100 University Avenue 8th Floor Toronto, Ontario M5J 2Y1	Fax: 1-905-771-4082	P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above does not constitute a valid delivery.

As set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, if a Securityholder wishes to deposit Animas Shares or Animas Warrants pursuant to the Offer and (i) the certificate(s) representing such securities are not immediately available, (ii) the Securityholder cannot complete the procedure for book-entry transfer of such securities on a timely basis, or (iii) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to and in any event not later than the Expiry Time, such securities may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)

the Notice of Guaranteed Delivery (or a manually signed facsimile thereof) properly completed and duly signed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario prior to and in any event not later than the Expiry Time;

(c)

the certificate(s) representing the Deposited Securities, in proper form for transfer, together with the Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) properly completed and duly signed, and all other documents required by such Letter of Acceptance and Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the Deposited Securities, are received by the Depositary at its principal office in Toronto, Ontario prior to and in any event not later than 7:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date; and

(d)

if the Separation Time under the Shareholder Rights Plan has occurred before the Expiry Time but Rights Certificates (as defined in the Shareholder Rights Plan) have not been distributed by Animas before the Expiry Time, the Rights Certificates representing all deposited SRP Rights, together with the Letter of Acceptance and Transmittal (or a manually signed facsimile thereof), properly completed and duly signed, with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Acceptance and Transmittal or in the case of securities deposited by book-entry transfer, a Book-Entry Confirmation, and all other documents required thereby, are received by the Depositary at its principal office in Toronto, Ontario prior to and in any event not later than 7:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Rights Certificates are distributed by Animas.

THE NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED BY HAND, COURIERED, TRANSMITTED BY ELECTRONIC FACSIMILE OR MAILED TO THE DEPOSITARY ONLY AT ITS PRINCIPAL OFFICE IN TORONTO, ONTARIO AND MUST INCLUDE A SIGNATURE GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THE NOTICE OF GUARANTEED DELIVERY. DELIVERY TO ANY OFFICE OTHER THAN THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY DOES NOT CONSTITUTE DELIVERY FOR THE PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature

3

Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks or trust companies in Canada or the United States.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL.

DO NOT SEND CERTIFICATES FOR ANIMAS SHARES OR ANIMAS WARRANTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR ANIMAS SHARES OR ANIMAS WARRANTS SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF ACCEPTANCE AND TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

The undersigned understands and acknowledges that payment for Animas Shares or Animas Warrants deposited and taken up by the Offeror will be made only after timely receipt by the Depositary, at its office in Toronto, Ontario specified above, of: (i) the certificate(s) representing the Animas Shares or Animas Warrants, as applicable (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Animas Shares or Animas Warrants, as applicable); (ii) the Letter of Acceptance and Transmittal (printed on BLUE paper), (or a manually executed facsimile thereof), properly completed and duly signed, covering such securities with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Acceptance and Transmittal, and (iii) all other documents required by the Letter of Acceptance and Transmittal before 7:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Animas Shares or Animas Warrants to any person on account of Animas Shares or Animas Warrants accepted for payment under the Offer, and that the consideration for the Animas Shares or Animas Warrants tendered pursuant to the guaranteed delivery procedures will be the same as that for the Animas Shares or Animas Warrants delivered to the Depositary before the Expiry Time, even if the Animas Shares or Animas Warrants to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Animas Shares or Animas Warrants is not made until after the take-up and payment for the Animas Shares or Animas Warrants under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery is, to the extent permitted by all applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

4

NOTICE OF GUARANTEED DELIVERY

The undersigned hereby deposits with the Depositary, upon the terms and subject to the conditions set forth in the Offer and the Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the Animas Shares or Animas Warrants described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

DESCRIPTION OF DEPOSITED SECURITIES

(Please print or type. If space is insufficient, please attach a list to this Letter of Acceptance and Transmittal in the below form.)

Certificate Number(s) (if available)	Type of Security (Animas Share/ SRP Right**/ Animas Warrant)	Name(s) in which Registered (please fill in exactly as name(s) appear(s) on certificate)	Number of securities Represented by Certificate	Number of securities Deposited*
TOTAL:

*	Unless otherwise indicated, the total number of Animas Shares or Animas Warrants evidenced by all certificates delivered will be deemed to have been deposited.
**

Include specific reference only if the Separation Time has occurred prior to the Expiry Time. If the Separation Time has not occurred and Rights Certificates not distributed, a deposit of Animas Shares will also constitute a deposit of associated SRP Rights.

5

SECURITYHOLDER SIGNATURE(S)

Signature(s) of Securityholder(s)	Address(es)
Name (please print or type)
Date	Postal Code / Zip Code
Daytime Telephone Number

☐ Check if Securities will be deposited by book-entry transfer
Name of Depositing Institution
Account Number
Transaction Code Number

GUARANTEE OF DELIVERY

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary of the certificate(s) representing the Animas Shares or Animas Warrants deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or a manually signed facsimile copy thereof, and all other documents required by the Letter of Acceptance and Transmittal, all on or before 7:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature
Address of Firm	Name
Postal/Zip Code	Title
Area Code and Telephone Number	Date

6

THE DEPOSITARY FOR THE OFFER IS:

By Mail P.O. Box 7021 31 Adelaide St. E Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or Courier 100 University Avenue 8th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

Email: corporateactions@computershare.com

Any questions regarding the Offer and requests for assistance in depositing Animas Shares or Animas Warrants or for additional copies of the Offer, Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery may be directed by the Securityholders to the Depositary at its telephone numbers and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1*	Form of Lock Up Agreement

99.2*	Escrow Agreement, dated as of December 27, 2013

99.3*	Press Release, dated January 23, 2014

99.4*	Letter from GoGold’s President and Chief Executive Officer, dated January 23, 2014

99.5*	Annual Information Form for the financial year ended September 30, 2013, dated December 30, 2013

99.6*	Audited Consolidated Financial Statements, the related notes thereto and the auditors’ report thereon, as at and for the financial years ended September 30, 2013 and September 30, 2012

99.7*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended September 30, 2013, dated December 30, 2013

99.8.1*	Material Change Report, dated October 7, 2013

99.8.2*	Material Change Report, dated November 25, 2013

99.8.3*	Material Change Report, dated December 11, 2013

99.8.4*	Material Change Report, dated January 7, 2014

99.9*	Management Information Circular for the Registrant’s annual and special meeting of shareholders held March 26, 2013

99.10.1*	Consent of KPMG LLP

99.10.2*	Consent of Fasken Martineau DuMoulin LLP

99.10.3*	Consent of Terence Coughlan, P. Geo

99.10.4*	Consent of Peter Webster, P. Geo

99.10.5*	Consent of David R. Duncan, P. Geo

99.10.6*	Consent of Ken Kuchling, P. Eng

99.10.7*	Consent of David S. Dodd

99.10.8*	Consent of Isobel Wolfson, P. Geo

*	Incorporated by reference to the respective exhibits filed with GoGold Resources Inc.’s Registration Statement on Form F-80 filed with the Securities and Exchange Commission on January 23, 2014.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of filing this Schedule, the bidder shall file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, GoGold Resources Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2014		GOGOLD RESOURCES INC.

	By:	/s/ Dana Hatfield
Name: Dana Hatfield
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Form of Lock Up Agreement

99.2*	Escrow Agreement, dated as of December 27, 2013

99.3*	Press Release, dated January 23, 2014

99.4*	Letter from GoGold’s President and Chief Executive Officer, dated January 23, 2014

99.5*	Annual Information Form for the financial year ended September 30, 2013, dated December 30, 2013

99.6*	Audited Consolidated Financial Statements, the related notes thereto and the auditors’ report thereon, as at and for the financial years ended September 30, 2013 and September 30, 2012

99.7*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended September 30, 2013, dated December 30, 2013

99.8.1*	Material Change Report, dated October 7, 2013

99.8.2*	Material Change Report, dated November 25, 2013

99.8.3*	Material Change Report, dated December 11, 2013

99.8.4*	Material Change Report, dated January 7, 2014

99.9*	Management Information Circular for the Registrant’s annual and special meeting of shareholders held March 26, 2013

99.10.1*	Consent of KPMG LLP

99.10.2*	Consent of Fasken Martineau DuMoulin LLP

99.10.3*	Consent of Terence Coughlan, P. Geo

99.10.4*	Consent of Peter Webster, P. Geo

99.10.5*	Consent of David R. Duncan, P. Geo

99.10.6*	Consent of Ken Kuchling, P. Eng

99.10.7*	Consent of David S. Dodd

99.10.8*	Consent of Isobel Wolfson, P. Geo

*	Incorporated by reference to the respective exhibits filed with GoGold Resources Inc.’s Registration Statement on Form F-80 filed with the Securities and Exchange Commission on January 23, 2014.